As Filed with the Securities and Exchange Commission on May 9, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SKECHERS U.S.A., INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5139	95-4376145
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

228 Manhattan Beach Boulevard

Manhattan Beach, California 90266
(310) 318-3100
(310) 318-5019 (fax)
(Address including zip code and telephone number, including area code, of registrant’s principal executive offices)

Robert Greenberg

Chairman of the Board and Chief Executive Officer
228 Manhattan Beach Boulevard
Manhattan Beach, California 90266
(310) 318-3100
(310) 318-5019 (fax)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Thomas J. Poletti, Esq.
Ted Weitzman, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000
Facsimile (310) 552-5001

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Per Share	Offering Price	Registration Fee

$90,000,000 4.50% Convertible Subordinated Notes due April 15, 2007	$90,000,000(1)	100%(2)	$90,000,000	$8,280
Class A Common Stock, $.001 par value(3)	3,465,804			—(4)

(Footnotes to table on next page)

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1)	Represents the aggregate principal amount of the notes issued by the registrant.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and exclusive of accrued interest and distributions, if any.

(3)	Represents 3,465,804 shares of Class A common stock issuable upon conversion of the notes at the conversion price of $25.9680 per share of Class A common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of Class A common stock registered hereby shall include an indeterminate number of shares of Class A common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Pursuant to Rule 457(i) under the Securities Act, no additional filing fee is payable with respect to the shares of Class A common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2002

PROSPECTUS

$90,000,000

4.50% Convertible Subordinated Notes due April 15, 2007

and the Class A common stock issuable upon conversion of the notes

        We issued the notes offered by this prospectus in a private placement in April 2002. This prospectus will be used by selling securityholders to resell their notes and the Class A common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

      You may convert the notes into shares of our Class A common stock at any time before their maturity unless we have previously redeemed or repurchased them. The notes will be due on April 15, 2007. The conversion rate is 38.5089 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately $25.9680 per share.

      We will pay interest on the notes on April 15 and October 15 of each year. The first interest payment will be made on October 15, 2002. The notes are subordinated in right of payment to all of our existing and future senior debt and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries.

      We may redeem some or all of the notes at any time before April 15, 2005 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if the closing price of our Class A common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice. Upon any such provisional redemption, we will make an additional payment in cash or, at our option, Class A common stock, or a combination of cash and Class A common stock, in an amount equal to $135.00 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. We may also redeem some or all of the notes at any time on or after April 15, 2005, at the redemption prices set forth in this prospectus plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In the event of a Change in Control, as described in this prospectus, you may require us to repurchase any notes held by you.

      The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. Our Class A common stock is listed on the New York Stock Exchange under the symbol “SKX.” On May 7, 2002, the closing price of our Class A common stock on the New York Stock Exchange was $21.49 per share.

      The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May      , 2002

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF CLASS A COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
Exhibit 5.1
Exhibit 12.1
EXHIBIT 23.1
EXHIBIT 25

Prospectus Summary	1
Risk Factors	7
Use of Proceeds	16
Ratio of Earnings to Fixed Charges	16
Price Range of Class A Common Stock	16
Dividend Policy	17
Selected Consolidated Financial Data	18
Management’s Discussion and Analysis of Financial Condition and Results of Operations	20
Business	31
Management	46
Certain Transactions	51
Description of the Notes	52
Description of Capital Stock	68
Certain United States Federal Income Tax Consequences	72
Selling Securityholders	77
Plan of Distribution	79
Legal Matters	80
Experts	80

WHERE YOU CAN FIND MORE INFORMATION

      We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Callers in the United States can also call 1-800-732-0330 for further information on the operations of the public reference facilities.

DOCUMENTS INCORPORATED BY REFERENCE

      We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Current Reports on Form 8-K filed on April 9, 2002 and April 29, 2002; and

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on August 20, 1998, including any amendment or report filed for the purpose of updating such description.

      We also incorporate by reference all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the notes.

      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.

      You may request a copy of these filings, at no cost, by contacting us at the following address or telephone number:

Skechers U.S.A.
228 Manhattan Beach Boulevard
Manhattan Beach, CA 90266

Attention:	David Weinberg

Chief Financial Officer
Telephone: (310) 318-3100

      You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

FORWARD-LOOKING STATEMENTS

      In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements include certain projections and business trends which are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:

•	international, national and local general economic and market conditions;

•	the size and growth of the casual, functional and active footwear markets;

•	our ability to respond to changing consumer demands, identify and interpret fashion trends, successfully market new products and maintain our brand image;

•	intense competition from other established companies in the footwear industry for consumers;

•	our ability to successfully execute our growth strategy, and forecast, manage and sustain our growth and inventories;

•	our dependence on independent contract manufacturers and risks associated with reduction in the availability of production capacity and work stoppages;

•	general risks associated with doing business outside the United States, including, without limitation, changing economic conditions, political and social unrest, import tariffs and trade duties, import and export controls and compliance with foreign laws;

ii

•	changes in trade or political relations with China and political instability in China;

•	compliance by our contract manufacturers, suppliers and licensees with applicable United States and foreign laws and regulations;

•	our ability to successfully open retail stores in existing and new markets, and meet sales forecasts for existing retail stores in those markets;

•	fluctuations and difficulty in forecasting operating results, including, without limitation, the fact that advance “futures” orders may not be indicative of future revenues due to the changing mix of futures and at-once orders or due to changing cancellation rates;

•	the loss of a major customer or a significant decrease in sales to a major customer;

•	our ability to attract and retain qualified personnel;

•	our ability to secure and protect trademarks, patents and other intellectual property;

•	business disruptions due to energy shortages or natural disasters in California;

•	any liability and other claims asserted against us; and

•	other factors referenced or incorporated by reference in this prospectus and other filings with the Securities and Exchange Commission.

      These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or to the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. These forward-looking statements are made only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

iii

PROSPECTUS SUMMARY

      This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the notes being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Our Company

      We design and market a collection of contemporary footwear for men, women and children under the Skechers brand, one of the most recognized names in the footwear industry. Our footwear reflects a combination of style, quality and value that appeals to a broad range of customers. Our shoes are sold through a wide range of department stores and leading specialty stores, a growing network of our own retail stores and our e-commerce website. Our objective is to continue to profitably grow our domestic operations, while leveraging our brand name to expand internationally.

      We seek to offer consumers a collection of fashionable footwear that satisfies their casual, active and dress footwear needs. Our product line currently consists of over 1,500 active styles that are organized in seven distinct collections. Our core customer is a style-conscious consumer between the ages of 12 and 25 who is attracted to our youthful brand image and fashion forward designs. Over the last several years, we have introduced and expanded several footwear lines that have broadened our customer base. Our Skechers Kids line combines styling themes found elsewhere in our product lines with colors and materials that reflect a playful image appropriate for children. We have also recently introduced or expanded several other lines such as Skechers Collection and Skechers By Michelle K that appeal to young adults interested in sophisticated fashions for the workplace and social occasions.

      We believe that a well-recognized brand is an important element for success in the footwear business. We have aggressively promoted the Skechers brand through a comprehensive marketing campaign. This ongoing program has included endorsements from celebrities such as Britney Spears, Rick Fox, Robert Downey, Jr., Matt Dillon and Rob Lowe, print advertisements in publications such as GQ, Vogue and Seventeen and commercials aired on major networks and leading cable channels such as MTV, ESPN and Nickelodeon. We believe that this campaign, which is image oriented rather than product specific, has resulted in a high level of recognition of the Skechers brand across a variety of footwear categories.

      We were founded in 1992 as a distributor of third party footwear. Over time, we shifted our focus to the design and marketing of footwear lines for several brands that we owned. Our success with this effort encouraged us, starting in 1996, to focus almost exclusively on the Skechers brand. Our net sales grew to $960.4 million in 2001 from $115.1 million in 1996, representing a compound annual growth rate of 52.8%. In 2001, our net sales grew by 42.3%. This growth was achieved through several ongoing initiatives that have included an expanded product line, the acquisition of new wholesale accounts and a growing base of our own retail stores. We have attempted to balance our growth with a focus on profitability. In 2001, our gross profit as a percent of net sales increased to 42.3% from 42.1% in 2000. During the fourth quarter ended December 31, 2001, our gross margin was 39.7% compared to 43.3% in the same period during 2000.

Domestic Sales

Wholesale Accounts

      As of December 31, 2001, we distributed our footwear to over 3,500 wholesale accounts in the United States. These accounts include such leading department stores as Nordstrom, Kohl’s and JC Penney and specialty footwear retailers such as Famous Footwear, Shoe Carnival and FootAction. Our shoes are also sold through a large number of locally focused footwear chains. We believe that our broad product line enables us to appeal to a variety of wholesale accounts, many of whom may operate stores within the same mall or other retail locations, because retailers can select those Skechers styles that best satisfy the fashion, function and price criteria of their customers.

Retail Stores

      As of December 31, 2001, we owned and operated an integrated network of 78 Skechers stores in the United States, consisting of 29 concept stores, 29 factory outlet stores and 20 warehouse outlet stores. These stores work in unison to promote our full product line, appeal to consumers at a variety of price points and remove excess inventory from our system. Our concept stores, which are located in marquee street locations or high performing regional malls, promote awareness of the Skechers brand and showcase a broad assortment of our footwear. Our factory outlet stores generally sell in-season footwear at lower price points while our warehouse outlet stores appeal to our most value conscious customers and help us clear merchandise from past seasons.

International Sales

      Our footwear is currently sold in over 100 countries and territories throughout the world. We believe that consumers outside the United States are attracted to our footwear because of our distinctive brand image and the same attributes of contemporary design, quality and value that appeal to our domestic customers. We generate revenues from outside the United States from three principal sources: (1) sales of our footwear directly to foreign distributors who distribute such footwear to department stores and specialty retail stores in Europe, Asia, Latin America, South America and numerous other countries and territories, (2) in France, Germany and the United Kingdom, we sell footwear directly to department stores and specialty retail stores and through retail stores that we own and operate and (3) to a lesser extent, royalties from licensees who manufacture and distribute our products outside the United States. We intend to further increase our share of the international footwear market by heightening our marketing presence through our international advertising campaigns, which are designed to establish Skechers as a global brand synonymous with casual shoes.

Our Strategy

      We attempt to distinguish ourselves from other participants in the footwear industry and to provide for controlled, well-managed growth. The following are the key elements of this strategy:

•	Leverage the Skechers Brand

      The appeal of the Skechers brand is an integral part of our business and a source of sustainable competitive advantage. We believe that consumers generally associate the Skechers brand name with footwear for an active, youthful lifestyle. This appeal, which extends beyond any single shoe category or style, allows us to respond to evolving fashion trends. We utilize an integrated campaign of celebrity endorsements, high impact print and television advertising, point-of-purchase marketing and high-profile trade show presentations to establish and maintain our image. We endeavor to spend approximately 8% to 10% of annual net sales in the marketing of our footwear and the promotion of the Skechers brand.

•	Offer an Innovative, Compelling Footwear Collection

      Our footwear line covers a broad range of functional categories that include fashion sneakers and joggers, casual dress shoes, hiking and street boots and shoe based skates. We believe that this collection is one of the most comprehensive in the footwear industry and an important source of differentiation from our competitors. We introduce new footwear lines in accordance with our industry’s spring and fall selling seasons, and we seek to stay current with evolving fashion trends by offering complementary styles every 30 to 60 days. Our footwear is generally priced to be highly competitive with other branded footwear collections.

•	Maximize our Wholesale Network’s Productivity

      Our footwear is currently carried by almost 3,500 leading department stores and specialty retailers in the United States. We continuously work with these accounts to increase the amount and net profitability of our products that they sell. Our team of sales and merchandising professionals help retailers determine the styles they should carry and how our product should be displayed. They also work with wholesale accounts to monitor inventory levels and, in turn, provide information that allows us to more efficiently coordinate our production schedules. We expect to increase the number of stores that sell our footwear as our existing network of retailers open new locations and we identify other high productivity retailers that can support our collections within a given market.

•	Open Additional Skechers Retail Stores

      We intend to selectively open new Skechers retail stores throughout the world, including approximately 10 to 15 domestic retail stores in 2002. We operate our retail store strategy through our three integrated retail formats: the concept store, the factory outlet and the warehouse outlet store. Our concept stores complement our wholesale distribution accounts by building awareness of the Skechers brand and consumer interest in our footwear collection. Our store base also helps us to manage our inventory by providing early feedback on new styles and, through our outlet and warehouse stores, a brand sensitive venue to sell excess product.

•	Expand our International Operations

      We are working to significantly increase our sales outside of the United States. We believe that Skechers’ lifestyle image and contemporary footwear collections both have universal appeal. We have begun to increase our international advertising campaign to support this growth initiative and expect to expand the number of stores where our product is sold. In 2001, we established wholly owned subsidiaries in France, Germany and the United Kingdom to support our wholesale accounts and our base of owned Skechers stores. Our approach in most other markets has been to work with third party distributors such as in Japan, where our partner recently opened our first Skechers flagship store in Asia.

•	Seek Opportunistic Licensing Deals

      We are currently evaluating opportunities to license the Skechers brand name for non-footwear related apparel and accessories. We believe that licensing activities could, in time, be an important source of sustainable revenue for us. Our foremost objective in any licensing partnership will be to ensure the integrity of the Skechers brand. We intend to retain a high degree of control over the design and distribution of licensed products and to only work with those partners who have a proven track record of brand sensitivity. We also own several brand names other than Skechers that we believe could provide attractive licensing opportunities.

2002 Operating Results

      Our net sales for the quarter ended March 31, 2002 rose 7.7% to $244.9 million compared to $227.5 million in the first quarter of the prior year, and our net earnings for the quarter increased 18.6% to $20.3 million compared to net income of $17.1 million in the first quarter of 2001. Our gross profit for the quarter ended March 31, 2002 was $102.5 million compared to $99.3 million in the first quarter of the prior year, and our gross margin was 41.9% for the quarter compared to 43.7% in the first quarter of 2001. As a result of increased earnings, diluted earnings per share for the quarter ended March 31, 2002 rose to $0.53 on 38,172,000 diluted weighted average shares outstanding compared to $0.45 per diluted share on 38,127,000 diluted weighted average shares outstanding for the quarter ended March 31, 2001.

      We strengthened our balance sheet at March 31, 2002. Specifically, cash rose to $62.9 million from $15.6 million at December 31, 2001. Inventory was $111.1 million at March 31, 2001, representing a reduction of $46.5 million from December 31, 2001 and a 6.7% increase over inventory of $104.1 million at March 31, 2001. Working capital rose to $163.3 million, which represents a $23.3 million improvement over working capital of $140.0 million at December 31, 2001.

Other Information

      We were incorporated in California in May 1992 and reincorporated in Delaware in May 1998. Our executive offices are located at 228 Manhattan Beach Boulevard, Manhattan Beach, California 90266. Our telephone number is (310) 318-3100. Our website can be found at www.skechers.com. Our website does not constitute part of this prospectus. When used in this prospectus, the terms “Skechers,” “we,” “our,” or “us” refer to Skechers U.S.A., Inc. and its consolidated subsidiaries, as appropriate in the context.

Industry and Market Data

      In this prospectus we rely on and refer to information and statistics regarding our markets and market share in the sectors in which we compete. We obtained this information and statistics from various third party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness.

Trademarks

      We have registered the Skechers, Skechers USA, S Design, Skechers Comfort, Skechers Kids, Somethin’ Else from Skechers, Skechers By Michelle K, 4 Wheelers and 4 Wheelers by Skechers trademarks. We also use the Skechers Sport, Skechers Collection and Skechers Active trademarks. This prospectus contains certain additional trade names, trademarks and service marks of other companies and ours. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other parties.

The Offering

Securities Offered	$90,000,000 aggregate principal amount of 4.50% Convertible Subordinated Notes due April 15, 2007 and shares of Class A common stock issuable upon conversion of the notes.

Interest	We will pay interest on the notes semi-annually on April 15 and October 15 of each year, commencing October 15, 2002.

Conversion	The notes are convertible at the option of the holder into shares of Class A common stock at a conversion rate of 38.5089 shares of Class A common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $25.9680 per share. The conversion rate is subject to adjustment.

You may convert the notes at any time on or before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes; provided, however, that if a note is called for redemption or repurchase, you will be entitled to convert the note at any time before the close of business on the date immediately preceding the date fixed for redemption or repurchase, as the case may be.

Subordination	The notes are unsecured and subordinated to our present and future Senior Debt, as that term is defined in this prospectus. The notes are also structurally subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of December 31, 2001, we had $282.0 million of Senior Debt outstanding of which our subsidiaries had $13.1 million of indebtedness outstanding. The indenture under which the notes have been issued, or the Indenture, does not restrict our incurrence of indebtedness, including Senior Debt, or our subsidiaries’ incurrence of indebtedness.

Global Note; Book Entry System	The notes are issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for The Depository Trust Company (DTC). Beneficial interest in the global notes are shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants.

Optional Redemption	We may redeem the notes, at our option, in whole or in part, on or after April 15, 2005, at the redemption prices set forth in this prospectus plus accrued and unpaid interest to, but excluding, the redemption date.

Provisional Redemption	We may redeem the notes, in whole or in part, at any time before April 15, 2005, at a redemption price equal to $1,000 per $1,000 principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption if (1) the closing price of our Class A common stock on the New York Stock Exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the registration statement of which this prospectus forms a part is effective and available for use and is expected to remain effective and available for use for 30 days following the provisional redemption date, unless registration is no longer required. Upon any provisional redemption, we will make an additional payment in cash or, at our option, shares of Class A common stock, or in a combination of cash and shares of Class A common stock, with respect to the notes called for redemption in an amount equal to $135.00 per $1,000 principal amount of the notes, less the amount of any interest actually paid on the note before the date of redemption. Any such payment in Class A common stock will be made valuing such Class A common stock at 95% of the average of the closing sales prices of the Class A common stock on the New York Stock Exchange for each of the five trading days ending with the third trading day immediately prior to the redemption date. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the redemption date.

Repurchase at Option of Holders Upon a Change in Control	Upon a Change in Control, as that term is defined in this prospectus, you will have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, plus accrued and unpaid interest to the repurchase date. The repurchase price is payable in cash or, at our option, in shares of Class A common stock. However, we, or the successor entity in the Change in Control transaction, may pay the repurchase price in Class A common stock only if the conditions provided in the Indenture designed to ensure that such shares will be freely transferable are satisfied. If the repurchase price is paid in Class A common stock, the Class A common stock will be valued at 95% of the average of the high and low sales prices of the Class A common stock on the New York Stock Exchange for each of the five trading days ending with the third trading day prior to the repurchase date. A Change in Control could be an event of default under the Senior Debt. In those circumstances, the subordination provision of the Indenture would likely prevent us from repurchasing the notes until the Senior Debt is paid in full.

Use of Proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or the shares offered by this prospectus.

Events of Default	The following will be events of default under the Indenture for the notes:

• we fail to pay the principal of or any premium, if any, on any note when due, whether or not the payment is prohibited by the Indenture’s subordination provisions;

• we fail to pay any interest (including Liquidated Damages, if any, as that term is defined in this prospectus) on these notes when due and that default continues for 30 days, whether or not the payment is prohibited by the Indenture’s subordination provisions;

• we fail to give the notice that we are required to give if there is a Change in Control, whether or not the notice is prohibited by the Indenture’s subordination provisions;

• we fail to perform or observe any other term, covenant or agreement contained in the notes or the Indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

• we fail to pay by the end of any applicable grace period, if any, after the maturity of any indebtedness for money borrowed by us or any of our significant subsidiaries in excess of $10 million if the indebtedness is not discharged, or, if such indebtedness has been accelerated, such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

• we fail to deliver shares of Class A common stock, together with cash instead of fractional shares, when those shares of Class A common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and such failure continues for 10 days after such delivery date; and

• certain events of bankruptcy, insolvency or reorganization with respect to us and our significant subsidiaries specified in the Indenture.

Registration Rights	If we fail to comply with certain of our obligations under the Registration Rights Agreement, Liquidated Damages will be payable on the notes.

PORTAL Trading of Notes	The notes are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc.

Risk Factors	You should read “Risk Factors” beginning on page 7 of this prospectus, so that you understand the risks associated with an investment in the notes.

RISK FACTORS

      You should carefully consider and evaluate all of the information contained or incorporated by reference in this prospectus, including the following risk factors, before deciding to invest in our notes. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of the notes and our Class A common stock.

Risks Related to Our Business

Our future success depends on our ability to respond to changing consumer demands, identify and interpret fashion trends and successfully market new products.

      The footwear industry is subject to rapidly changing consumer demands and fashion trends. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products are uncertain and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. If we do not continue to meet changing consumer demands and develop successful styles in the future, our growth and profitability will be negatively impacted. We frequently make decisions about product designs and marketing expenditures several months in advance of the time when consumer acceptance can be determined. If we fail to anticipate, identify or react appropriately to changes in styles and trends or are not successful in marketing new products, we could experience excess inventories, higher than normal markdowns or an inability to profitably sell our products. Because of these risks, a number of companies in the footwear industry specifically, and the fashion and apparel industry in general, have experienced periods of rapid growth in revenues and earnings and thereafter periods of declining sales and losses, which in some cases have resulted in companies in these industries ceasing to do business. Similarly, these risks could have a severe negative effect on our results of operations or financial condition.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

      Our success to date has been due in large part to the strength of our brand. If we are unable to timely and appropriately respond to changing consumer demand, our brand name and brand image may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brand image to be outmoded or associate our brand with styles of footwear that are no longer popular. In the past, several footwear companies have experienced periods of rapid growth in revenues and earnings followed by periods of declining sales and losses. Our business may be similarly affected in the future.

Our business could be harmed if we fail to maintain proper inventory levels.

      We place orders with our manufacturers for some of our products prior to the time we receive all of our customers’ orders. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of certain products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

We may be unable to successfully execute our growth strategy or manage or sustain our growth.

      We have grown quickly since we started our business. Our ability to grow in the future depends upon, among other things, the continued success of our efforts to expand our footwear offerings and distribution channels. However, our rate of growth may decline or we may not be profitable in future quarters or fiscal years. Furthermore, as our business becomes larger, we may not be able to maintain our historical growth rate or effectively manage our growth. We anticipate that as our business grows, we will have to improve and enhance our overall financial and managerial controls, reporting systems and procedures. We may be unable to successfully implement our current growth strategy or other growth strategies or effectively manage our growth, any of which would negatively impair our net sales and earnings.

Our business may be negatively impacted as a result of changes in the economy.

      Our business depends on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, our primary direct customers. Purchases of footwear tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, open and operate new retail stores, maintain sales levels at our existing stores, maintain or increase our international operations on a profitable basis, or maintain or improve our earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. Furthermore, in anticipation of continued increases in net sales, we have significantly expanded our infrastructure and workforce to achieve economies of scale. Because these expenses are fixed in the short term, our operating results and margins will be adversely impacted if we do not continue to grow as anticipated. For example, due in large part to the slowdown in the global economy, our net sales for 2001 were lower than anticipated. This lower level of sales adversely affected our operating results for 2001 and could continue to do so in 2002 and beyond.

Economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

      We market and sell our products and services throughout the world. The September 11, 2001 attacks disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and the military action taken by the United States and other nations may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders for our products, our business and results of operations could be materially adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

We depend upon a relatively small group of customers for a large portion of our sales.

      During 2001, our net sales to our five largest customers accounted for approximately 25.7% of total net sales. No one customer accounted for 10.0% or more of our net sales during 2001. As of December 31, 2001, one customer accounted for 10.2% of our net trade accounts receivable. Although we have long-term relationships with many of our customers, our customers do not have a contractual obligation to purchase our products and we cannot be certain that we will be able to retain our existing major customers. Furthermore, the retail industry regularly experiences consolidation, contractions and closings. If there are further consolidations, contractions or closings in the future, we may lose customers or be unable to collect accounts receivables of major customers in excess of amounts that we have insured. If we lose a major customer, experience a significant decrease in sales to a major customer, or are unable to collect the accounts receivable of a major customer in excess of amounts insured, our business could be harmed.

Our operating results could be negatively impacted if our sales are concentrated in any one style or group of styles.

      If any one style or group of similar styles of our footwear were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such style or group of styles decrease in subsequent periods. We attempt to hedge this risk by offering a broad range of products, and no style comprised over 5.0% of our gross wholesale sales for the years ended either December 31, 2000 or 2001.

However, this may change in the future and fluctuations in sales of any given style that represents a significant portion of our future net sales could have a negative impact on our operating results.

We rely on independent contract manufacturers and, as a result, are exposed to potential disruptions in product supply.

      Our footwear products are currently manufactured by independent contract manufacturers. During 2001, the top four manufacturers of our manufactured products produced approximately 51.9% of our total purchases, but none individually accounted for more than 20.0%. We do not have long-term contracts with manufacturers and we compete with other footwear companies for production facilities. We could experience difficulties with these manufacturers, including reductions in the availability of production capacity, failure to meet our quality control standards, failure to meet production deadlines or increased manufacturing costs. This could result in our customers canceling orders, refusing to accept deliveries or demanding reductions in purchase prices, any of which could have a negative impact on our cash flow and harm our business.

      If our current manufacturers cease doing business with us, we could experience an interruption in the manufacture of our products. Although we believe that we could find alternative manufacturers, we may be unable to establish relationships with alternative manufacturers that will be as favorable as the relationships we have now. For example, new manufacturers may have higher prices, less favorable payment terms, lower manufacturing capacity, lower quality standards or higher lead times for delivery. If we are unable to provide products consistent with our standards or the manufacture of our footwear is delayed or becomes more expensive, our business would be harmed.

Our international sales and manufacturing operations are subject to the risks of doing business abroad, which could affect our ability to sell or manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products.

      Substantially all of our net sales during 2001 were derived from sales of footwear manufactured in foreign countries, with most manufactured in China and, to a lesser extent, in Italy, the Philippines and Brazil. We also sell our footwear in several foreign countries and plan to increase our international sales efforts as part of our growth strategy. Foreign manufacturing and sales are subject to a number of risks, including:

•	political and social unrest;

•	changing economic conditions;

•	international political tension and terrorism;

•	work stoppages;

•	transportation delays;

•	loss or damage to products in transit;

•	expropriation;

•	nationalization;

•	the imposition of tariffs and trade duties both international and domestically;

•	import and export controls and other nontariff barriers;

•	exposure to different legal standards (particularly with respect to intellectual property);

•	compliance with foreign laws; and

•	changes in domestic and foreign governmental policies.

      In particular, because substantially all of our products are manufactured in China, adverse change in trade or political relations with China or political instability in China would severely interfere with the manufacture of our products and would materially adversely affect our operations.

      In addition, if we, or our foreign manufacturers, violate United States or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, the seizure and the forfeiture of the products we are attempting to import or the loss of our import privileges. Possible violations of United States or foreign laws or regulations could include inadequate record keeping of our imported product, misstatements or errors as to the origin, quota category, classification, marketing or valuation of our imported products, fraudulent visas, or labor violations. The effects of these factors could render our conduct of business in a particular country undesirable or impractical and have a negative impact on our operating results.

Our business could be harmed if our contract manufacturers, suppliers or licensees violate labor or other laws.

      We require our independent contract manufacturers, suppliers and licensees to operate in compliance with applicable United States and foreign laws and regulations. Manufacturers are required to certify that neither convicted, forced or indentured labor (as defined under United States law) nor child labor (as defined by the manufacturer’s country) is used in the production process, that compensation is paid in accordance with local law and that their factories are in compliance with local safety regulations. Although we promote ethical business practices and our sourcing personnel periodically visit and monitor the operations of our independent contract manufacturers, suppliers and licensees, we do not control them or their labor practices. If one of our independent contract manufacturers, suppliers or licensees violates labor or other laws or diverges from those labor practices generally accepted as ethical in the United States, it could result in adverse publicity for us, damage our reputation in the United States, or render our conduct of business in a particular foreign country undesirable or impractical, any of which could harm our business.

Our planned expansion involves a number of risks that could prevent or delay the successful opening of new stores as well as impact the performance of our existing stores.

      Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	source sufficient levels of inventory to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations; and

•	satisfy the fashion preferences in new geographic areas.

      In addition, many of our new stores will be opened in regions of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations. In addition, to the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

Many of our retail stores depend heavily on the customer traffic generated by shopping and factory outlet malls or by tourism.

      Many of our concept stores are located in shopping malls and some of our factory outlet stores are located in manufacturers’ outlet malls where we depend on obtaining prominent locations in the malls and the overall success of the malls to generate customer traffic. We cannot control the development of new malls, the availability or cost of appropriate locations within existing or new malls or the success of individual malls. Some of our concept stores occupy street locations which are heavily dependent on customer traffic generated by tourism. Any substantial decrease in tourism resulting from the September 11, 2001 attacks, a downturn in the economy or otherwise, is likely to adversely affect sales in our existing stores, particularly those with street locations. The effects of these factors could hinder our ability to open retail stores in new markets or reduce sales of particular existing stores, which could negatively affect our operating results.

Our quarterly revenues and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for footwear and delivery date delays, which may result in volatility of our stock price.

      Our quarterly revenues and operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control. For example, sales of footwear products have historically been somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. Also, delays in scheduling or pickup of purchased products by our domestic customers could negatively impact our net sales and results of operations for any given quarter. As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our Class A common stock.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

      We face intense competition in the footwear industry from other established companies. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the footwear industry, compete more effectively on the basis of price and production and more quickly develop new products. In addition, new companies may enter the markets in which we compete, further increasing competition in the footwear industry.

      We believe that our ability to compete successfully depends on a number of factors, including the style and quality of our products and the strength of our brand name, as well as many factors beyond our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our Class A common stock.

Obtaining additional capital to fund our operations and finance our growth could make it difficult for us to service our debt obligations.

      If our working capital needs exceed our current expectations, we may need to raise additional capital through public or private equity offerings or debt financings. If we cannot raise needed funds on acceptable terms, we may not be able to successfully execute our growth strategy, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. To the extent we raise additional capital by issuing debt, it may become difficult for us to meet debt service obligations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. Also, any new equity securities may have greater rights, preferences or privileges than our existing Class A common stock.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain existing personnel, our business could be harmed.

      Our future success depends upon the continued services of Robert Greenberg, Chairman of the Board and Chief Executive Officer, Michael Greenberg, President, and David Weinberg, Executive Vice President and Chief Financial Officer. The loss of the services of any of these individuals or any other key employee could harm us. Our future success also depends on our ability to identify, attract and retain additional qualified personnel. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel.

Our trademarks, design patents and other intellectual property rights may not be adequately protected outside the United States.

      We believe that our trademarks, design patents and other proprietary rights are important to our success and our competitive position. We devote substantial resources to the establishment and protection of our trademarks and design patents on a worldwide basis. In the course of our international expansion, we have, however, experienced conflicts with various third parties that have acquired or claimed ownership rights in certain trademarks similar to ours or have otherwise contested our rights to our trademarks. We have in the past successfully resolved these conflicts through both legal action and negotiated settlements, none of which we believe has had a material impact on our financial condition and results of operations. Nevertheless, we cannot assure you that the actions we have taken to establish and protect our trademarks and other proprietary rights outside the United States will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks, designs and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights outside the United States and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.

      We use trademarks on nearly all of our products and believe that having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying us, and in distinguishing our goods from the goods of others. We consider our Skechers® and S Design® trademarks to be among our most valuable assets and we have registered these trademarks in many countries. In addition, we own many other trademarks, which we utilize in marketing our products. We continue to vigorously protect our trademarks against infringement. We also have a number of design patents covering components and features used in various shoes. We believe that our success depends primarily upon skills in design, research and development, production and marketing rather than upon our patent position. However, we have followed a policy of filing applications for United States and foreign patents on designs that we deem valuable.

      We believe that our patents and trademarks are generally sufficient to permit us to carry on our business as presently conducted. We cannot, however, know whether we will be able to secure patents or trademark protection for our intellectual property in the future or that protection will be adequate for future products. Further, we face the risk of ineffective protection of intellectual property rights in the countries where we source and distribute our products. We have been sued for patent and trademark infringement and cannot be sure that our activities do not and will not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability which could negatively impact our business or financial condition.

Energy shortages, natural disasters or a decline in economic conditions in California could increase our operating expenses or adversely affect our sales revenue.

      A substantial portion of our operations are located in California, including 37 of our retail stores, our headquarters in Manhattan Beach and our domestic distribution center in Ontario. Because California has and may in the future experience energy and electricity shortages, we may be subject to increased operating costs as a result of higher electricity and energy rates and may be subject to rolling blackouts which could interrupt our business. Any such impact could be material and adversely affect our profitability. In addition, because a significant portion of our net sales is derived from sales in California, a decline in the economic conditions in California, whether or not such decline spreads beyond California, could materially adversely affect our business. Furthermore, a natural disaster or other catastrophic event, such as an earthquake affecting

California, could significantly disrupt our business. We may be more susceptible to these issues than our competitors whose operations are not as concentrated in California.

One principal stockholder is able to control substantially all matters requiring a vote of our stockholders and his interests may differ from the interests of our other stockholders.

      As of March 25, 2002, Robert Greenberg, Chairman of the Board and Chief Executive Officer, beneficially owned 75.1% of the outstanding shares of our Class B common stock and members of Mr. Greenberg’s immediate family beneficially owned the remainder of the outstanding shares of our Class B common stock. The holders of shares of our Class A common stock and Class B common stock have identical rights except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of our stockholders. As a result, as of March 25, 2002, Mr. Greenberg held approximately 70.0% of the aggregate number of votes eligible to be cast by our stockholders and together with shares held by other members of his immediate family held approximately 93.1% of the aggregate number of votes eligible to be cast by our stockholders. Therefore, Mr. Greenberg is able to control substantially all matters requiring approval by our stockholders. Matters that require the approval of our stockholders include the election of directors and the approval of mergers or other business combination transactions. Mr. Greenberg also has control over our management and affairs. As a result of such control, certain transactions are not possible without the approval of Mr. Greenberg, including, proxy contests, tender offers, open market purchase programs, or other transactions that can give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares of our Class A common stock. The differential in the voting rights may adversely affect the value of our Class A common stock to the extent that investors or any potential future purchaser view the superior voting rights of our Class B common stock to have value.

Our charter documents and Delaware law may inhibit a takeover, which may cause a decline in the value of our stock.

      Provisions of Delaware law, our certificate of incorporation, or our bylaws could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. Mr. Greenberg’s substantial beneficial ownership position, together with the authorization of preferred stock, the disparate voting rights between Class A common stock and Class B common stock, the classification of the Board of Directors and the lack of cumulative voting in our certificate of incorporation and bylaws, may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our Class A common stock at a premium over the market price of the Class A common stock and may adversely affect the market price of the Class A common stock.

Risks Related to this Offering

The notes are subordinated.

      The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, which includes all indebtedness not expressly subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the Indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also are structurally subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring additional debt under the Indenture, including senior indebtedness. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of December 31, 2001, we had approximately $282.0 million of senior indebtedness outstanding of which our subsidiaries had approximately $13.1 million of indebtedness outstanding. We may from time to time incur additional debt, including senior indebtedness.

We may be unable to redeem the notes upon a Change in Control.

      Upon a Change in Control, as described under “Description of the Notes — Repurchase at Option of Holders upon a Change in Control,” you may require us to redeem all or a portion of your notes. Some of the events constituting a Change in Control in addition to the act of repurchasing the notes could cause an event of default or be prohibited or limited by the terms of our current credit facility or any other current or future credit agreements or other agreements relating to our indebtedness. As a result, any repurchase of the notes in cash could, absent a waiver from our lenders, be prohibited until such indebtedness is paid in full. Further, we may not have the financial resources, or be unable to arrange financing, to pay the repurchase price for all the notes that holders seeking to exercise their repurchase right deliver to us. Our failure to redeem tendered notes would constitute an event of default under the Indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a Change in Control would constitute an event of default under our senior indebtedness, the subordination provisions of the Indenture would restrict our ability to make payments to the holders of the notes. The term “Change in Control” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a Change in Control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

There is no public market for the notes being offered and restrictions on transfer of the notes and the Class A common stock issuable upon conversion of the notes may significantly impair the liquidity of the notes.

      The notes are being sold pursuant to an exemption from registration under the Securities Act and applicable state or foreign securities laws and neither the notes nor the Class A common stock issuable upon conversion of the notes may be resold by purchasers unless the notes and the Class A common stock issuable upon conversion of the notes are subsequently registered under the Securities Act or an exemption for the registration requirements of the Securities Act and applicable state or foreign securities laws is available for such resale. We have agreed to file with the SEC and to use our reasonable efforts to cause to become effective a registration statement for the resale of the notes and the Class A common stock issuable upon conversion of the notes.

      While the outstanding notes are eligible for trading in The Portal Market, there is no public market for the notes, and we cannot assure you as to:

•	the liquidity of any such market that may develop;

•	your ability to sell the notes; or

•	the price at which you would be able to sell the notes.

      If such a market were to exist, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion of the notes in the automated quotation system of the National Association of Securities Dealers, Inc.

      CIBC World Markets Corp. (the “Initial Purchaser”) has advised us that it presently is making a market in the notes. The Initial Purchaser is not obligated, however, to make a market in the notes, and any such market-making may be discontinued at any time at the sole discretion of the Initial Purchaser. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

Our share price has been and may continue to be volatile, which might adversely affect the trading price of the notes.

      Fluctuations in the market price of our Class A common stock may affect the trading price of the notes. In addition, if you convert any notes, the value of the Class A common stock you receive may fluctuate significantly. The market price of our Class A common stock has fluctuated substantially in the past. The sales price of our Class A common stock has ranged from a low of $3.25 at January 18, 2000 to a high of $40.30 at May 21, 2001 and the closing price of our Class A common stock was $21.49 at May 7, 2002, as reported on the New York Stock Exchange. The market price of our Class A common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed above and the following:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results; and

•	general conditions in the footwear industry.

The sales of substantial amounts of shares of our Class A common stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Class A common stock.

      As of March 25, 2002, we had outstanding 15,667,855 shares of Class A common stock. In addition, we had outstanding 21,246,777 shares of Class B common stock, all of which are convertible into shares of Class A common stock on a share-for-share basis at the election of the holder or upon transfer or disposition to certain persons. The 15,667,855 shares of Class A common stock are eligible for sale in the public market without restriction. The 21,246,777 shares of Class B common stock are restricted in nature and are saleable pursuant to Rule 144 under the Securities Act.

      As of March 25, 2002, Robert Greenberg, Chairman of the Board and Chief Executive Officer, and Michael Greenberg, President, beneficially owned an aggregate of 17,429,945 shares of Class B common stock. Robert and Michael Greenberg have also received certain registration rights to sell shares of Class A common stock which will be issuable upon conversion of their shares of Class B common stock in the public market. Shares of Class A common stock reserved for issuance pursuant to our Stock Option Plan and our 1998 Employee Stock Purchase Plan have also been registered under the Securities Act.

We may not be able to refinance the notes if required or if we so desire.

      We may need or desire to refinance all or a portion of the notes at maturity. We cannot assure you that we will be able to refinance the notes on commercially reasonable terms, if at all. If we are not able to refinance the notes on terms favorable to us, we may not have sufficient funds to pay the principal amount or repurchase price due.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling security holder of the notes or the shares of Class A common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table displays our ratio of earnings to fixed charges:(1)

	Year Ended December 31,

	1997	1998	1999	2000	2001

Ratio of earnings to fixed charges	3.73x	3.91x	5.70x	7.86x	6.35x

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus interest expense. Fixed charges include interest expensed or capitalized.

PRICE RANGE OF CLASS A COMMON STOCK

      Our Class A common stock began trading on the New York Stock Exchange on June 9, 1999 after we completed the initial public offering of 7,000,000 shares of our Class A common stock at $11.00 per share. Our Class A common stock trades under the symbol “SKX”. The following table sets forth, for the periods indicated, the high and low sales prices of our Class A common stock.

      The following table sets forth, for the periods indicated, the high and low sales prices of our Class A common stock since it began trading as reported on the New York Stock Exchange:

	High	Low

2000:
First Quarter	$7.69	$3.25
Second Quarter	16.31	7.50
Third Quarter	19.94	12.50
Fourth Quarter	16.75	11.44
2001:
First Quarter	$32.20	$14.50
Second Quarter	40.30	22.80
Third Quarter	29.40	11.33
Fourth Quarter	15.05	10.00
2002:
First Quarter	$19.60	$12.80
Second Quarter (through May 7, 2002)	24.40	18.00

      As of March 25, 2002, there were 104 holders of record of our Class A common stock (including holders who are nominees for an undetermined number of beneficial owners) and 9 holders of record of our Class B common stock. These figures do not include beneficial owners who hold shares in nominee name. The Class B common stock is not publicly traded but each share is convertible upon request of the holder into one share of Class A common stock.

DIVIDEND POLICY

      In May 1992, we elected to be treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the “Code”), and comparable state laws. As a result, our earnings, since such initial election, were included in the taxable income of our stockholders for federal and state income tax purposes, and we were not subject to income tax on such earnings, other than franchise and net worth taxes. Prior to the closing of our initial public offering of our Class A common stock on June 9, 1999, we terminated our S Corporation status, and since then we have been treated for federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, are subject to state and federal income taxes. By reason of our treatment as an S Corporation for federal and state income tax purposes, we have since inception provided to our stockholders funds for the payment of income taxes on our earnings as well as the conversion from an S Corporation to a C Corporation during 1999. We declared distributions relating to our S Corporation status of $35.4 million and $7.9 million in 1999 and 1998, respectively. Purchasers of shares in the initial public offering of our Class A common stock on June 9, 1999 did not receive any portion of these S Corporation distributions. Since the termination of our S Corporation status, earnings have been and will be retained for the foreseeable future in the operations of the business. We have not declared or paid any cash dividends on our Class A common stock and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and financial ratios)

      The following table presents selected historical consolidated financial information for each of the five years in the period ended December 31, 2001, which has been derived from our consolidated financial statements audited by KPMG LLP. The selected historical consolidated financial information does not purport to indicate results of operations as of any future date or for any future period. The selected historical consolidated financial information has been derived from and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our audited consolidated financial statements and notes thereto, which are incorporated by reference in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Statement of Earnings Data:
Net sales	$183,827	$372,680	$424,601	$675,036	$960,385
Cost of sales	115,104	218,100	249,993	390,811	554,205

Gross profit	68,723	154,580	174,608	284,225	406,180
Royalty income, net	894	855	668	316	(303)

	69,617	155,435	175,276	284,541	405,877
Operating expenses:
Selling	21,584	49,983	57,332	77,451	111,401
General and administrative	32,397	71,461	79,114	125,827	205,989

	53,981	121,444	136,446	203,278	317,390

Earnings from operations	15,636	33,991	38,830	81,263	88,487
Other income (expense):
Interest expenses	(4,186)	(8,631)	(6,554)	(9,230)	(13,852)
Other, net	(37)	(239)	415	318	1,320

	(4,223)	(8,870)	(6,139)	(8,912)	(12,532)

Earnings before income taxes	11,413	25,121	32,691	72,351	75,955
Income taxes	390	650	8,635	28,600	28,685

Net earnings	$11,023	$24,471	$24,056	$43,751	$47,270

Net earnings per share:(1)
Basic	$.40	$.88	$.76	$1.24	$1.30
Diluted	$.37	$.80	$.73	$1.20	$1.24
Weighted average shares:(1)
Basic	27,814	27,814	31,765	35,142	36,409
Diluted	29,614	30,610	33,018	36,563	38,059
Pro Forma Earnings Data:(2)
Earnings before income taxes	$11,413	$25,121	$32,691
Income taxes	4,565	10,048	12,880

Net earnings	$6,848	$15,073	$19,811

Net earnings per share:(1)
Basic	$.25	$.54	$.62
Diluted	$.23	$.49	$.60
Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	$(2,132)	$(4,251)	$13,105	$(1,009)	$(1,720)
Net cash used in investing activities	(6,751)	(9,448)	(10,846)	(21,846)	(31,518)
Net cash (used in) provided by financing activities	10,167	23,179	(2,365)	20,800	39,978

	Year Ended December 31,

	1997	1998	1999	2000	2001

Selected Operating Data:
Ratio of earnings to fixed charges(3)	3.73x	3.91x	5.70x	7.86x	6.35x
EBITDA(4)	$18,192	$36,743	$43,105	$87,579	$105,110

	As of December 31,

	1997	1998	1999	2000	2001

Balance Sheet Data:
Cash and cash equivalents	$1,462	$10,942	$10,836	$8,781	$15,554
Working capital	17,081	23,106	65,003	93,305	139,972
Total assets	90,881	146,284	177,914	303,400	407,486
Total debt	39,062	70,933	33,950	85,321	115,931
Stockholders’ equity	11,125	27,676	86,000	134,046	199,016

(1)	Basic earnings per share represents net earnings divided by the weighted-average number of outstanding shares of our common stock for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised or converted into common stock. The weighted average diluted shares outstanding gives effect to our sale by (i) stockholder distributions paid or declared from January 1, 1998 to June 7, 1999, the S Corporation termination date, in excess of (ii) the S Corporation earnings from January 1, 1998 to December 31, 1998 for 1997 through 1998, and January 1, 1999 to June 7, 1999 for 1999, based on an initial public offering price of $11 per share, net of underwriting discounts.

(2)	Reflects adjustments for federal and state income taxes as if we had been taxed as a C corporation, at the assumed rate of 40%, rather than as an S corporation for periods prior to our initial public offering on June 7, 1999.

(3)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus interest expense. Fixed charges include interest expensed or capitalized.

(4)	EBITDA is calculated as net earnings before net interest and income taxes, plus depreciation and amortization. EBITDA is presented because EBITDA is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be construed as an alternative to earnings from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity, and this measure may not be comparable to similarly titled measures by other entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following commentary should be read in conjunction with the financial statements and related notes incorporated by reference in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ materially from those indicated in such forward-looking statements. See “Forward-Looking Statements.”

Overview

      We design, market and sell contemporary footwear for men, women and children under the Skechers brand. Our footwear is sold through a wide range of department stores and leading specialty retail stores, a growing network of our own retail stores and our e-commerce website. Our objective is to continue to profitably grow our domestic operations, while leveraging our brand name to expand internationally.

      We generate revenues from three principal sources:

•	Wholesale. We sell footwear directly to department stores and specialty retail stores both domestically and internationally.

•	Retail. We own and operate our own retail stores both domestically and, on a smaller scale, internationally through three integrated retail formats. Our retail formats are as follows:

Concept Stores. Our concept stores are located in marquee street locations and high performing regional malls, while promoting awareness of the Skechers brand and showcasing a broad assortment of our in-season footwear styles.

Factory Outlet Stores. Our factory outlet stores are generally located in manufacturers’ outlet centers and provide opportunities to sell an assortment of in-season, discontinued and excess merchandise at lower price points.

Warehouse Outlet Stores. Our freestanding warehouse outlet stores appeal to our most value conscious customers and enable us to liquidate excess merchandise, discontinued lines and odd-size inventory in a cost-efficient manner.

•	Distributors. Internationally, we sell our footwear to our foreign distributors who distribute such footwear to department stores and specialty retail stores in Europe, Asia, Latin America, South America and numerous other countries and territories.

      The substantial portion of our revenues are derived from domestic wholesale sales. Typically, retail sales achieve higher gross margins as a percentage of net sales than wholesale sales. Sales through foreign distributors result in lower gross margins as a percentage of net sales than retail or wholesale sales. None of our domestic retail sales, international wholesale sales, international retail sales, or international distributor sales comprised more than 10% of our consolidated net sales for either fiscal 1999, 2000 or 2001.

      We have implemented a strategy of controlling the growth of the distribution channels through which our products are sold in order to protect the Skechers brand name, properly secure customer accounts and better manage the growth of the business. We seek wholesale accounts that we believe can best support the Skechers brand name in the market as part of our efforts to expand our wholesale distribution. We seek to selectively open retail stores in high profile, high traffic locations in major metropolitan areas both domestically and internationally. Domestically, we are currently planning to open approximately 10 to 15 retail stores during fiscal 2002 as compared to 26 in fiscal 2001. We seek to increase the number of international wholesale accounts which we sell directly to, thereby reducing our reliance on foreign distributors and may seek to open additional international retail stores on a selected basis.

      We have realized rapid growth since inception, increasing net sales at a compound annual growth rate of 40.1% from $90.8 million in 1994 to $960.4 million in 2001. This momentum continued into 2001 with a 42.3% increase in sales and an 8.0% increase in net earnings compared to 2000. However, given the current global economic environment and the world events triggered on September 11, 2001, we currently do not anticipate achieving similar sales growth during the year ending December 31, 2002. Based on our current estimates, we anticipate sales levels during the first six months of fiscal 2002 to be consistent with the first six months of fiscal 2001, and any sales growth to be realized during the second half of 2002. These estimates may be affected by the continued threat of terrorist attacks throughout the world and any military action taken by the United States and other nations that could cause additional significant disruption to commerce throughout the world.

      As our sales growth accelerated, we focused on investing in our infrastructure to support continued expansion in a disciplined manner. During 2000, we expanded our distribution and administrative facilities, hired additional personnel, developed product sourcing and quality control offices in China and Taiwan, upgraded our management information systems, opened additional retail stores and expanded the offerings available through our web site. During 2001, we made planned infrastructure additions to support the addition of 26 new domestic retail stores, commenced our international expansion with the establishment of international subsidiaries in the United Kingdom, France and Germany to manage our direct selling efforts in those areas, opened our first three international flagship retail stores and increased the number of product lines to expand the breadth of our product offerings. The fixed costs incurred during this expansion period have not yet been leveraged over a full year’s sales. We established this infrastructure to achieve economies of scale in anticipation of continued increases in sales. Because expenses relating to this infrastructure are fixed, at least in the short-term, operating results and margins would be adversely affected if we do not achieve our anticipated sales growth. For example, due in large part to the slowdown in the global economy, our net sales in 2001 were lower than anticipated. This lower level of sales adversely affected our operating results for 2001 and could continue to do so in 2002 and beyond.

      Our gross margins have improved annually from 41.1% in 1999 to 42.1% in 2000 to 42.3% in 2001. During the fourth quarter ended December 31, 2001, our gross margin was 39.7% compared to 43.3% in the same period during 2000. Given the continuing weak retail environment, we currently anticipate that margins during the first half of fiscal 2002 will be consistent with gross margins during the fourth quarter of fiscal 2001 and, if any, improvement to take place during the second half of fiscal 2002. Operating margin as a percentage of net sales increased from 9.1% in 1999 to 12.0% in 2000 but decreased to 9.2% during 2001. Increasing sales and maintaining or improving gross margins and operating margins depends on various factors, including, strength of our brand name, competitive conditions and our ability to efficiently manage sales through all distribution channels. In the future, our rate of growth will be dependent upon, among other things, the continued success of our efforts to expand our footwear offerings within the Skechers brand or developing alternative, successful brands. We can not assure you that the rate of growth will not decline in future periods or that we will improve or maintain gross margins or operating margins.

      Given the increase in 2001 of selling and general and administrative expenses on both an absolute dollar basis and as a percentage of net sales, and given the state of the global economy following the events of September 11, 2001, we initiated various cost cutting measures in the fourth quarter of 2001 to better leverage our cost infrastructure over our newly expanded operations. From a selling expense standpoint, we reorganized our sales force by consolidating some regions, which resulted in staff reductions. We also eliminated our mail order operations and related selling expenses associated with the mail order catalog, and we estimate the annual savings from these actions will be approximately $6.0 million in 2002. From the general and administrative expense standpoint, we eliminated some administrative positions and reduced temporary staff at our distribution center without reducing our order fulfillment rate.

      Notwithstanding our cost cutting measures, we remain committed to the overall marketing strategy that has been largely responsible for the increase in the market presence, product visibility and product demand over the past three years. We have and continue to increase our advertising budget consistent with projected sales, which has included such avenues as magazines, television, trade shows, billboards, and buses. We endeavor to spend approximately 8% to 10% of annual net sales in the marketing of Skechers footwear through advertising, promotions, public relations, trade shows and other marketing efforts.

      We believe that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers image without requiring us to expend significant capital investments or incur significant incremental operating expenses. Although we have licensed certain manufacturers to produce and market certain Skechers products on a limited basis, to date we have not derived any significant royalty income from these licensing arrangements. Royalty income is recognized as revenue when earned. We believe that revenues from licensing agreements will not be a material source of growth for us in the near term; however, we believe that licensing arrangements may present attractive long-term opportunities with minimal near-term costs.

      We contract with third parties for the manufacture of all our products. We do not own or operate any manufacturing facilities. In 2001, the top four suppliers of our products accounted for 51.9% of our total purchases, but no one manufacturer accounted for more than 20.0%. To date, substantially all products are purchased in U.S. dollars, but this may not continue to be the case. We believe the use of independent manufacturers increases our production flexibility and capacity yet at the same time allows us to substantially reduce capital expenditures and avoid the costs of managing a large production work force. Substantially all of our products are produced in China. We finance our production activities in part through the use of interest-bearing open purchase arrangements with certain of our Asian suppliers. These facilities currently bear interest at a rate between 0.5% and 1.5% with financing for 30 to 60 days. We believe that the use of these arrangements affords us additional liquidity and flexibility.

Year Ended December 31, 2001 Compared To The Year Ended December 31, 2000

Net sales

      Net sales for 2001 increased 42.3% to $960.4 million compared to $675.0 million in 2000. The increase in net sales was due in part to a 37.0% increase in domestic wholesale revenues over 2000 levels as a result of increased sales in all product lines, primarily Skechers Sport for women and Skechers Kids lines, the introduction of three new product lines during 2001, and additional styles added within each product line. Domestic wholesale volume increased to 42.1 million pairs in 2001 from 29.4 million pairs in 2000. Domestic retail sales increased 50% over 2000 levels largely due to the addition of 26 retail stores during 2001. Net sales from our direct mail and web based distribution channels remained consistent in 2001 as compared to 2000. However, in October 2001, we elected to discontinue our mail order and catalog operations, which represented less than 1% of net sales in 2001, although we continue to offer a selected assortment of merchandise through our interactive website.

      During 2001, total international sales increased 85.7% over 2000 levels. International sales consist of distributor sales, which increased 47.4% due to continued acceptance of our product offerings in the international marketplace. International wholesale revenues increased substantially from nominal levels in 2000 due to marketing and advertising campaigns in support of the establishment of our three international subsidiaries located in the United Kingdom, France and Germany, where we began to sell direct to department stores and specialty retailers in 2001. During 2001, we generated our first international retail sales as we opened our first three international flagship retail stores located in the United Kingdom, France and Germany.

Gross Profit

      Gross profit for 2001 was $406.2 million, an increase of 42.9% over $284.2 million in 2000. Gross margin was 42.3% for 2001 compared to 42.1% for 2000. The slight margin increase was the result of reduced cargo costs partly offset by reduced margins during the three months ended December 31, 2001 for price concessions given to our wholesale customers and price reductions at our factory outlet and warehouse outlet stores to help stimulate inventory sell through at the retail level.

Selling expenses

      Selling expenses for 2001 were $111.4 million, an increase of 43.8% over last year’s $77.5 million. Selling expenses as a percentage of net sales increased slightly to 11.6% from 11.5% in 2000. The increase in the level of spending was primarily due to increased advertising in both print and television media and additional advertising to support the increase in sales activities in the United Kingdom, Germany and France where we commenced selling direct to department stores and specialty retailers. During 2001 advertising expenses were $86.6 million, or 9.0% of net sales, compared to $59.1 million, or 8.8% of net sales in 2000.

General and administrative expenses

      General and administrative expenses for 2001 were $206.0 million compared to $125.8 million in 2000. General and administrative expenses as a percentage of net sales was 21.4% in 2001 compared to 18.6% in 2000. The increase in general and administrative expenses in absolute dollars and as a percentage of net sales was due to planned infrastructure additions to support the 26 domestic retail stores added during 2001 and to establish operating entities, and flagship retail stores, in the United Kingdom, France and Germany to support our direct selling efforts in those countries. In addition, we increased our distribution capacity with facility and capital asset additions and enhanced our information systems to support the increase in sales volume.

Interest expense

      Interest expense increased to $13.9 million in 2001 from $9.2 million in 2000. The increase was due to increased short-term borrowings to support our working capital requirements and retail store additions and increased capital asset financing to support the increase in sales volume and capacity expansion.

Other, net

      Other income increased to $1.3 million in 2001 compared to $318,000 in 2000. The increase in other income is due to rental income related to the leasing of offices at our administrative office building and legal settlements, partially offset by the disposal of fixed assets. We expect rental income to decrease during 2002 as tenant leases expire.

Income taxes

      The effective tax rate in 2001 was 37.8% compared to 39.5% in 2000. The decrease in the effective tax rate is due to changes in income in differing tax jurisdictions as a result of our international expansion. We are expanding our international operations and plan to reinvest any undistributed earnings from our non-U.S. subsidiaries, thereby indefinitely postponing their remittance. As a result, we do not plan to provide for deferred income taxes on any accumulated undistributed earnings that our non-U.S. subsidiaries earn in the future.

Year Ended December 31, 2000 Compared To The Year Ended December 31, 1999

Net sales

      Net sales for 2000 were $675.0 million, an increase of $250.4 million or 59.0% from $424.6 million in 1999. The increase was due in large part to a 59% increase in our domestic wholesale revenues over 1999 levels. In addition, we realized a 51.5% increase in domestic wholesale units sold to 29.4 million units in 2000 from 19.4 million units in 1999. The increase in the domestic wholesale business is primarily due to expansion of the domestic sales force, continued consumer acceptance of our product offerings, and increased marketing campaigns. During 2000, we continued to introduce, and generate sales from, new product categories in the women’s, men’s, children’s athletic shoes, and our men’s quality dress line. Domestic retail sales for 2000 increased 50% from 1999 levels due to increased sales at stores open for at least one year and from the addition of 10 new locations added during 2000. Net sales from our direct mail and web based distribution channels increased substantially in 2000 largely due to an increase in the number of direct mailings and an increase in the circulation of the mailings.

      Fiscal 2000 international sales consisted almost entirely of sales through distributors and increased 48.4% over 1999 levels primarily due to increased brand acceptance and increased advertising campaigns. During

2000, we began our international direct selling efforts, through which we sold direct to department stores and specialty retainers and therefore generated nominal sales in 2000.

Gross profit

      In 2000, gross profit increased to $284.2 million, a 62.8% increase from $174.6 million in 1999. Gross margin was 42.1% in 2000 compared to 41.1% in 1999. The increase in gross margin was due to (i) an increase in the proportion of sales derived from our women’s footwear line, which have a higher gross margin than the men’s footwear line, (ii) fewer markdowns as a percentage of sales and (iii) increased sales at retail.

Selling expenses

      Selling expenses were $77.5 million in 2000, an increase of 35.1% over $57.3 million in 1999. However, selling expense as a percentage of net sales decreased to 11.5% in 2000 from 13.5% in 1999. The increase in absolute dollars was primarily due to increased print advertising, both internationally and domestically, increased promotional expenses, and additional sales commissions due to increased sales volume. During 2000, advertising expenses were $59.1 million, or 8.8% of net sales, compared to $47.4 million, or 11.2% of net sales in 1999.

General and administrative expenses

      General and administrative expenses in 2000 were $125.8 million compared to $79.1 million in 1999. As a percentage of sales, general and administrative expenses remained at 18.6% for both 2000 and 1999. The increase in absolute dollars was primarily due to additional personnel costs reflected in the form of additional salary, wages and temporary help costs to support the higher level of sales, and increased warehousing and distribution costs associated with increased sales volume. In addition, we realized increased operating costs from the 10 new retail facilities added during 2000, and, although to a lesser extent, we incurred additional general and administrative expenses related to infrastructure additions to support our international operations.

Interest expense

      Interest expense increased to $9.2 million in 2000 from $6.6 million in 1999. The increase was due to increased financing costs associated with additional borrowings to support our working capital requirements, capital additions made during the year, increased purchases of inventory and the build up of accounts receivable commensurate with our growth.

Other, net

      Other, net consists primarily of a gain from the settlement of commercial lawsuits and net gains from foreign exchange rate fluctuations.

Income taxes

      The 2000 effective tax rate was 39.5%, which is comparable to the pro forma effective rate of 39.4% in 1999. The prior years pro forma taxes represent those taxes that would have been reported had we been subject to federal and state income taxes as a C corporation for the full year. We continually review and evaluate various tax strategies to minimize our tax liability.

      We are expanding our international operations and plan to reinvest any undistributed earnings from our non-U.S. subsidiaries, thereby indefinitely postponing their remittance. As a result, we do not plan to provide for deferred income taxes on any accumulated undistributed earnings that our non-U.S. subsidiaries earn in the future. Assuming that our international operations are successful, our effective tax rates should decrease accordingly.

Liquidity And Capital Resources

      Our capital needs are derived primarily from working capital requirements and the continued growth of the business. Our working capital at December 31, 2001 was $140.0 million, an increase of $46.7 million over working capital of $93.3 million at December 31, 2000. The increase in working capital was primarily due to the increase in accounts receivable, inventory, and prepaid and other current assets consisting primarily of prepaid income taxes offset by increased short-term borrowings and to a lesser extent accounts payable and accrued expenses. In April 2002, we sold $90.0 million of convertible notes for aggregate net proceeds of $85.4 million, of which $65.0 million was used to repay amounts owing under our line of credit and the remaining proceeds will be used for working capital.

      Inventories increased $46.0 million or 41.1% to $157.7 million at December 31, 2001, from $111.7 million at December 31, 2000. Our sales backlog of $222.2 million at December 31, 2001 is consistent with the level at December 31, 2000. Our commitment to inventory at December 31, 2001, which includes inventory on hand, inventory in transit (for which we have title), and merchandise in process, for which we do not have title, increased slightly over our commitment to inventory at December 31, 2000. Also, the increase in our inventories reflects a greater breadth of products and support for the expansion of our international operations. At December 31, 2001, we had purchase commitments of approximately $89.4 million.

      Net cash used in operating activities for the year ended December 31, 2001 was $1.7 million, compared to cash used in operating activities of $1.0 million for the same period last year. The increase in cash used in operating activities was primarily due to increases in receivables, inventories, and prepaid taxes.

      Net cash used in investing activities was $31.5 million for the year ended December 31, 2001, an increase of $9.7 million over the $21.8 million for the year ended December 31, 2000. The increase in cash used in investing activities was due to increased capital expenditures related to the addition of 26 domestic retail stores, the addition of three international stores, capital expenditures related to establishing our international operating units, and the acquisition of real properties in Manhattan Beach, California that are expected to be converted into an administrative office facility.

      Net cash provided by financing activities for the year ended December 31, 2001 was $40.0 million, compared to $20.8 million for the year ended December 31, 2000. The net cash provided by financing activities was derived primarily from our short-term credit facilities, and, to a lesser extent, proceeds from the exercise of stock options and our employee stock purchase plan, partially offset by reductions in long-term debt.

      In July 2001, we renegotiated our line of credit facility which now provides for borrowings of up to $150.0 million, with actual borrowings limited to available collateral and certain limitations on total indebtedness (approximately $54.2 million of availability as of December 31, 2001) with CIT Group, a subsidiary of TYCO, as agents for the lenders. At December 31, 2001, there was approximately $84.2 million outstanding under the revolving line of credit. The revolving line of credit bears interest at prime rate (4.75% at December 31, 2001) minus 0.5%. Interest on the line of credit is payable monthly in arrears. The revolving line of credit expires on December 31, 2003. The revolving line of credit provides a sub-limit for letters of credit of up to $30.0 million to finance our foreign purchases of merchandise inventory. As of December 31, 2001, we had approximately $5.4 million of letters of credit under the revolving line of credit. In February 2002, we borrowed an additional $43.0 million under the line of credit. The credit facility contains covenants indicating that stockholders’ equity shall not decrease by more than 20% in any calendar quarter, and limits the payment of dividends if we are in default of any provision of the agreement. We were in compliance with these covenants as of December 31, 2001. In April 2002, we repaid amounts owing under the line of credit with a portion of the net proceeds from the sale of the notes.

      We finance our production activities in part through the use of interest-bearing open purchase arrangements with certain of our Asian manufacturers. These facilities currently bear interest at a rate between 0.5% and 1.5% for 30 to 60 days financing, depending on the factory.

      We believe that anticipated cash flows from operations, available borrowings under our revolving line of credit, cash on hand and our financing arrangements will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital and capital requirements through fiscal 2002. However, in connection with our growth strategy, we will incur significant working capital requirements and capital expenditures. Our future capital requirements will depend on many factors, including, but not limited to, the levels at which we maintain inventory, the market acceptance of our footwear, the levels of promotion and advertising required to promote our footwear, the extent to which we invest in new product design and improvements to our existing product design and the number and timing of new store openings. To the extent that available funds are insufficient to fund our future activities, we may need to raise additional funds through public or private financings. We cannot assure you that additional financing will be available or that, if available, it can be obtained on terms favorable to our stockholders and us. Failure to obtain such financing could delay or prevent our planned expansion, which could adversely affect our business, financial condition and results of operations. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to our stockholders could occur.

Critical Accounting Policies

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management must make estimates in the following areas:

      Allowance for bad debts, returns, and customer chargebacks. We insure selected customer account balances that are both greater than $200,000 and accepted by the insurance company should our customer not pay. We also provide a reserve against our receivables for estimated losses that may result from our customers’ inability to pay, and disputed and returned items. We determine the amount of the reserve by analyzing known uncollectible accounts, aged receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. To minimize the likelihood of uncollectibility, customers’ credit-worthiness is reviewed periodically based on external credit reporting services and our experience with the account and adjusted accordingly. Should a customer’s account become past due, we generally place a hold on the account and discontinue further shipments to that customer, minimizing further risk of loss. The likelihood of a material loss on an uncollectible account would be mainly dependent on deterioration in the overall economic conditions in a particular country or environment. Reserves are fully provided for all probable losses of this nature. Gross trade accounts receivable balance was $127.4 million and the allowance for doubtful accounts was $7.1 million at December 31, 2001.

      Inventory adjustments. Inventories are stated at lower of cost or market. We review our inventory on a regular basis for excess and slow moving inventory based on prior sales and net realizable value. The likelihood of any material inventory write-down is dependent primarily on consumer demand and competitor product offerings. Inventories were stated at $157.7 million at December 31, 2001.

      Valuation of intangible and other long-lived assets. When circumstances warrant, we assess the impairment of intangible and other long-lived assets that require us to make assumptions and judgments regarding the carrying value of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

•	the asset’s ability to continue to generate income;

•	loss of legal ownership or title to the asset;

•	significant changes in our strategic business objectives and utilization of the asset(s); or

•	the impact of significant negative industry or economic trends.

      If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

      Litigation reserves. Estimated amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in the consolidated balance sheets. The likelihood of a material change in these estimated reserves would be dependent on new claims as they may arise and the favorable or unfavorable outcome of the particular litigation. Both the amount and range of loss on the remaining pending litigation is uncertain. As such, we are unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

      Valuation of deferred income taxes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in our expected realization of these assets depends on future taxable income, and the effectiveness of our tax planning and strategies among the various tax jurisdictions in which we operate.

Quarterly Results of Operations

      The following table presents unaudited consolidated quarterly data for the eight quarters ended December 31, 2001, expressed as a percentage of total sales for such quarters. We believe this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements. The quarterly information was derived from our unaudited quarterly financial statements not included in this prospectus. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2000	2000	2000	2000	2001	2001	2001	2001

	(in thousands, except per share data)
Net sales	$133,344	$163,899	$205,749	$172,044	$227,494	$230,899	$287,900	$214,092
Cost of sales	79,709	94,763	118,838	97,501	128,180	131,724	165,305	128,996

Gross profit	53,635	69,136	86,911	74,543	99,314	99,175	122,595	85,096
Royalty income (loss), net	5	104	6	201	217	(13)	64	(571)

	53,640	69,240	86,917	74,744	99,531	99,162	122,659	84,525
Operating expenses:
Selling	14,671	16,441	25,177	21,162	20,842	24,191	40,771	25,597
General and administrative	26,094	31,130	33,865	34,738	47,389	45,554	59,929	53,117

	40,765	47,571	59,042	55,900	68,231	69,745	100,700	78,714

Earnings from operations	12,875	21,669	27,875	18,844	31,300	29,417	21,959	5,811
Interest expense	(1,799)	(2,192)	(2,674)	(2,565)	(3,758)	(3,417)	(4,194)	(2,483)
Other, net	—	277	(59)	100	491	660	381	(212)

	(1,799)	(1,915)	(2,733)	(2,465)	(3,267)	(2,757)	(3,813)	(2,695)

Earnings before income taxes	11,076	19,754	25,142	16,379	28,033	26,660	18,146	3,116
Income taxes	4,342	7,744	9,855	6,659	10,933	9,838	6,768	1,146

Net earnings	$6,734	$12,010	$15,287	$9,720	$17,100	$16,822	$11,378	$1,970

Basic net earnings per share	$.19	$.34	$.43	$.27	$.48	$.46	$.31	$.05
Diluted net earnings per share	$.19	$.33	$.40	$.26	$.45	$.44	$.30	$.05
Basic weighted average number of shares	34,905	34,940	35,837	35,428	35,871	36,330	36,704	36,739
Diluted weighted average number of shares	35,658	36,307	37,915	37,243	38,127	38,653	38,275	37,476

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2000	2000	2000	2000	2001	2001	2001	2001

As a Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	59.8	57.8	57.8	56.7	56.3	57.1	57.4	60.3

Gross profit	40.2	42.2	42.2	43.3	43.7	42.9	42.6	39.7
Royalty income (loss), net	0.0	0.1	0.0	0.1	0.1	0.0	0.0	(0.3)

	40.2	42.3	42.2	43.4	43.8	42.9	42.6	39.4
Operating expenses:
Selling	11.0	10.0	12.2	12.3	9.2	10.5	14.2	12.0
General and administrative	19.6	19.0	16.5	20.2	20.8	19.7	20.8	24.8

	30.6	29.0	28.7	32.5	30.0	30.2	35.0	36.8

Earnings from operations	9.7	13.2	13.5	11.0	13.8	12.7	7.6	2.6
Interest expenses	(1.3)	(1.3)	(1.3)	(1.5)	(1.7)	(1.5)	(1.4)	(1.2)
Other, net	0.0	0.2	0.0	0.1	0.2	0.3	0.1	—

Earnings before income taxes	8.3	12.1	12.2	9.5	12.3	11.5	6.3	1.4
Income taxes	3.3	4.8	4.8	3.9	4.8	4.3	2.4	0.5

Net earnings	5.1%	7.3%	7.4%	5.6%	7.5%	7.3%	4.0%	0.9%

Inflation

      We do not believe that the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on our sales or profitability. However, we cannot accurately predict the effect of inflation on future operating results. Although higher rates of inflation have been experienced in a number of foreign countries in which our products are manufactured, we do not believe that inflation has had a material effect on our sales or profitability. While we have been able to offset our foreign product cost increases by increasing prices or changing suppliers in the past, we cannot assure you that we will be able to continue to make such increases or changes in the future.

Exchange Rates

      We receive U.S. dollars for substantially all of our product sales and our royalty income. Inventory purchases from offshore contract manufacturers are primarily denominated in U.S. dollars; however, purchase prices for our products may be impacted by fluctuations in the exchange rate between the U.S. dollar and the local currencies of the contract manufacturers, which may have the effect of increasing our cost of goods in the future. During 2001 and 2000, exchange rate fluctuations did not have a material impact on our inventory costs. We do not engage in hedging activities with respect to such exchange rate risk.

Market Risk

      We do not hold any derivative securities.

      Market risk is the potential loss arising from the adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Changes in interest rates and, in the future, changes in foreign currency exchange rates have and will have an impact on our results of operations.

      Interest rate fluctuations. At December 31, 2001, approximately $84.2 million of our outstanding borrowings was subject to changes in interest rates; however, we do not use derivatives to manage this risk. This exposure is linked to the prime rate of interest. We believe that moderate changes in the prime rate will not materially affect our operating results or financial condition. For example, a 1% change in interest rates would result in approximately $842,000 annual impact on pretax income (loss) based upon those outstanding borrowing at December 31, 2001.

      Foreign exchange rate fluctuations. We face market risk to the extent that changes in foreign currency exchange rates affect our non-U.S. dollar functional currency foreign subsidiary’s assets and liabilities. In addition, changes in foreign exchange rates may affect the value of our inventory commitments. Also, inventory purchases of our products may be impacted by fluctuations in the exchange rates between the U.S. dollar and the local currencies of the contract manufacturers, which could have the effect of increasing cost of goods sold in the future. We manage these risks by primarily denominating these purchases and commitments in U.S. dollars. We do not engage in hedging activities with respect to such exchange rate risks.

Future Accounting Changes

      Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. As a result, we recognize financial instruments, such as foreign currency forward contracts, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically through the statement of earnings or through stockholders’ equity as a component of accumulated other comprehensive income or loss. The classification depends on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives designated as fair value hedges are matched in the statement of earnings against the respective gain or loss relating to the hedged items. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are currently reported in earnings. The implementation of this standard did not have a significant impact on our financial statements.

      During April 2001, the Emerging Issues Task Force (“EITF”) issued EITF No. 00-14, Accounting for Certain Sales Incentives, and EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (including A Reseller of the Vendor’s Products), which are effective for the first quarter beginning after December 15, 2001. These EITF’s prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to retailers and end consumers. We expect that the adoption of EITF No. 00-14 and EITF No. 01-09 will not have a material impact on our financial position or results of operations.

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), Business Combinations, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with the provisions of SFAS 142. The amortization of goodwill and intangible assets with indefinite useful lives ceases upon adoption of SFAS 142 which is effective for fiscal years starting after December 15, 2001. We are in the process of quantifying the anticipated impact of adopting the provisions of SFAS 142, which is not expected to be material.

      In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001. We expect that the adoption of SFAS 144 will not have a material impact on our financial position or results from operations.

BUSINESS

      We design and market a collection of contemporary footwear for men, women and children under the Skechers brand, one of the most recognized names in the footwear industry. Our footwear reflects a combination of style, quality and value that appeals to a broad range of customers. Our shoes are sold through a wide range of department stores and leading specialty stores, a growing network of our own retail stores and our e-commerce website. Our objective is to continue to profitably grow our domestic operations, while leveraging our brand name to expand internationally.

      We seek to offer consumers a collection of fashionable footwear that satisfies their casual, active and dress footwear needs. Our product line currently consists of over 1,500 active styles that are organized in seven distinct collections. Our core customer is a style-conscious consumer between the ages of 12 and 25 who is attracted to our youthful brand image and fashion forward designs. Over the last several years, we have introduced and expanded several footwear lines that have broadened our customer base. Our Skechers Kids line combines styling themes found elsewhere in our product line with colors and materials that reflect a playful image appropriate for children. We have also recently introduced or expanded several other lines such as Skechers Collection and Skechers By Michelle K that appeal to young adults interested in sophisticated fashions for the workplace and social occasions.

      We believe that a well-recognized brand is an important element for success in the footwear business. We have aggressively promoted the Skechers brand through a comprehensive marketing campaign. This ongoing program has included endorsements from celebrities such as Britney Spears, Rick Fox, Robert Downey, Jr., Matt Dillon and Rob Lowe, print advertisements in publications such as GQ, Vogue and Seventeen and commercials aired on major networks and leading cable channels such as MTV, ESPN and Nickelodeon. We believe that this campaign, which is image oriented rather than product specific, has resulted in a high level of recognition of the Skechers brand across a variety of footwear categories.

Our Strategy

      Our strategy is to continue to distinguish ourselves from other participants in the footwear market and to provide controlled, well-managed growth. The following are the key elements of this strategy:

      Leverage the Skechers Brand. The appeal of the Skechers brand is an integral part of our business and a source of sustainable competitive advantage. Consumers generally associate the Skechers brand name with footwear for an active, youthful lifestyle. Our in-house advertising and marketing team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. We utilize an integrated campaign of celebrity endorsements, high impact print and television advertising, point-of-purchase marketing and high-profile trade show presentations to establish and maintain our image. While all advertisements feature our footwear, the marketing program is image driven, not product specific. We have made a conscious effort to avoid the association of the Skechers brand name with any single category of shoe to provide merchandise flexibility and to aid our ability to take the Skechers brand and product design in the direction of evolving footwear fashions and consumer preferences. We expect our marketing program to continue focusing on image rather than product to position us to adapt readily to changes in fashion and consumer preferences. We endeavor to spend approximately 8% to 10% of annual net sales in the marketing of our footwear and the promotion of the Skechers brand.

      Offer an Innovative, Compelling Footwear Collection. Our footwear line covers a broad range of functional categories that include fashion sneakers and joggers, casual dress shoes, hiking and street boots and shoe-based skates. We have developed this collection, which we believe is one of the most comprehensive in the footwear industry, in an effort to improve our ability to respond to changing fashion trends and customer preferences. We do not believe that any single industry participant competes directly with us across our entire product offering. We introduce new footwear lines in accordance with our industry’s spring and fall selling seasons, while we seek to stay current with evolving fashion trends by offering complementary styles every 30 to 60 days. The constant refreshment of our product portfolio ensures that our merchandise is current with the latest fashion trends and remains cutting-edge and innovative. Our footwear is generally priced to be highly competitive with other branded footwear collections. We provide our customers with quality and fashionable merchandise at compelling price points, primarily focusing our design efforts on comfort enhancing features rather than technical performance features.

      Maximize our Wholesale Network’s Productivity. Our footwear is currently carried by almost 3,500 leading department stores and specialty retailers in the United States. We expect to increase the number of stores that sell our footwear as our existing network of retailers open new locations and we identify other high productivity retailers that can support our collections within a given market. The breadth and depth of our product lines enable us to appeal to multiple distribution channels, which include department, specialty retail, athletic and other independent stores. We seek to partner with wholesale accounts we believe can best support the Skechers brand name in a given market and build a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. We continuously work with our wholesale accounts to increase the amount and net profitability of our products that they sell. Our team of sales and merchandising professionals are committed to achieving customer satisfaction and help retailers determine the Skechers styles that they should carry and how our products should be displayed. This team also works with wholesale accounts to monitor inventory levels for specific stores in an effort to help retail sell-through. Such information is then used as a basis for developing sales projections and product needs for such customers.

      Open Additional Skechers Retail Stores. We intend to selectively open new Skechers retail stores throughout the world. We operate our retail store strategy through our three integrated retail formats: the concept store, the factory outlet and the warehouse outlet store. Our concept stores complement our wholesale distribution accounts by building awareness of the Skechers brand and consumer interest in our footwear collection. Our store base also helps us to manage our inventory by providing early feedback on new styles and, through our outlet and warehouse stores, a brand sensitive venue to sell excess product. As of December 31, 2001, we owned and operated 78 retail stores in the United States, and we intend to open 10 to 15 new domestic stores in 2002. In 2001, we also opened our first foreign flagship retail stores in France, Germany, Japan and the United Kingdom, and may open additional foreign retail stores in 2002 on a selected basis.

      Expand our International Operations. We are working to significantly increase our sales outside of the United States. We believe that we are well-positioned to increase our share of the international footwear market by leveraging the Skechers brand and diverse product lines throughout the world. We believe that Skechers’ lifestyle image and contemporary footwear collections both have universal appeal. We have begun to increase our international advertising campaign to support this growth initiative and expect to increase the number of wholesale accounts and the number of Skechers retail stores where our product is sold. In 2001, we established wholly-owned subsidiaries in France, Germany and the United Kingdom to support our wholesale accounts and our owned and operated flagship retail stores. Our approach in most other foreign markets has been to work with third party distributors, such as in Japan where our partner recently opened our first flagship retail store in Asia. During 2001, we continued our international advertising campaign, which is designed to establish the Skechers brand name as a global brand synonymous with a casual, active, youthful lifestyle that stands for quality, comfort, durability and design innovation.

      Seek Opportunistic Licensing Deals. We believe that licensing activities could, in time, be an important source of sustainable revenue for us. Our foremost objective in any licensing partnership will be to ensure the integrity of the Skechers brand. We are currently evaluating opportunities to license the Skechers brand name for non-footwear products such as accessories, backpacks and children’s clothing with licensees who have a proven track record of brand sensitivity. We also intend to retain a high degree of control over the design, manufacturing specifications, advertising and distribution of licensed products, and we believe these licensees will be able to provide more effective manufacturing, distribution or marketing of non-footwear products than could be achieved in-house. We also own several brand names other than Skechers that we believe could provide attractive licensing opportunities.

Product Lines

      In December 1992, we introduced our first Skechers-branded line called Skechers Sport Utility Footwear. Since that time, we have expanded our product offerings and grown our net sales while substantially increasing the breadth and penetration of our account base. Each of our product lines benefits from the umbrella of the

Skechers brand, which is recognized for contemporary and progressive styling, quality, comfort and affordability. To promote innovation and brand relevance, we manage our product lines separately by utilizing dedicated design and marketing teams. Our product lines share back office services in order to limit our operating expenses and fully utilize our management’s vast experience in the footwear industry.

      Skechers USA. The Skechers USA category for men and women includes six types of footwear: (i) Casuals, (ii) Utility, (iii) Steel Toe, (iv) Classics, (v) Outdoor and (vi) Comfort (for men only).

•	The Casuals category includes “Black & Brown” boots and shoes that generally have a rugged, less refined design-some with industrial-inspired fashion features. This category is defined by the heavy-lugged outsole and value-oriented materials employed in the uppers. We design and price this category to appeal primarily to young persons with broad acceptance across age groups. Suggested retail price points range from $45.00 to $70.00 for this category.

•	Our Utility styles consist of a single category of boots that are designed to meet the functional demands of a work boot but are marketed as casual footwear. The Utility outsoles are designed to be durable and wearable with Goodyear welted and hardened rubber outsoles. Uppers are constructed of thicker, better grades of heavily oiled leathers, and may include water-resistant or waterproof construction and/or materials, padded collars and Thermolite insulation. Styles include logger boots and demi-boots, engineer boots, motorcycle boots and six-and eight-eyelet work boots. Suggested retail price points range from $80.00 to $100.00 for this category.

•	Steel Toe, an expanded category within Skechers USA, includes boots, shoes and athletic sneakers with steel toe construction. This category is designed for men and women whose jobs have certain safety requirements. Suggested retail price points range from $45.00 to $100.00 for this category.

•	The Classics category of boots and shoes employ softer outsoles, which are often constructed of polyvinyl carbon (“PVC”). The more refined design of this footwear utilizes better grades of leather and linings. Designs are sportier than the Casuals category and feature oxfords, wingtips, monk straps, demi-boots and boots. Suggested retail price points range from $55.00 to $75.00 for this category.

•	Our Outdoor styles primarily consist of hiker-influenced constructions that include boots and shoes. While this category includes many comfort and technical performance features, we market it primarily on the basis of style and comfort rather than on performance. However, many of the technical performance features in the Outdoor category contribute to the level of comfort this footwear provides. Outsoles generally consist of molded and contoured hardened rubber. Many designs may include gussetted tongues to prevent penetration of water and debris, cushioned mid-soles, motion control devices such as heel cups, water-resistant or water-proof construction and materials and heavier, more durable hardware such as metal D-rings instead of eyelets. Uppers are generally constructed of heavily oiled nubuck and full-grain leathers. Suggested retail price points range from $55.00 to $100.00 for this category.

•	Launched in stores in Fall 2001, Skechers Comfort is the latest category of Skechers USA. With comfortable outsoles, more cushioned insoles and leather uppers, the line of stylish casuals is for trend-savvy men of all ages who want more edge in their black and brown footwear. Skechers Comfort is intended to be available in many of the same stores that carry Skechers USA as well as additional mid-tier and better department stores. Suggested retail price points range from $55.00 to $75.00 for this category.

      Skechers Sport. Our Skechers Sport footwear for men and women includes (i) Joggers, Trail runners, Sport hikers, “Terrainers” (multi-functional shoes inspired by cross-trainers), (ii) Court and (iii) “Street” active sneakers. We distinguish our Skechers Sport category by its technical performance-inspired looks; however, generally we do not promote the technical performance features of these shoes.

•	Our Jogger, Trail runner, Sport hiker and Terrainer designs are lightweight constructions that include cushioned heels, polyurethane midsoles, phylon and other synthetic outsoles, and white leather or synthetic uppers such as durabuck, cordura and nylon mesh. Careful attention is devoted to the design, pattern and construction of the outsoles, which vary greatly depending on the intended use. This category features earth tones and athletic-inspired hues with popular colors in addition to the traditional athletic white. The Jogger, Trail runner, Sport hiker and Terrainer styles are marketed through athletic footwear specialty retailers as well as basic existing accounts. Suggested retail price points range from $40.00 to $80.00 for this category.

•	The Court category is inspired from classic court shoes and includes technical features, but is not meant to be a performance shoe. The court shoes feature lightweight constructions that include polyurethane and phylon midsoles, rubber low-profile outsoles, and some with heel airbag inserts for additional comfort and performance. The uppers are mostly mid-cut with some low tops, and constructed with better quality smooth, full-grain and tumbled leathers, typically in white. The court styles are marketed through athletic footwear specialty retailers as well as basic existing accounts. Suggested retail price points range from $40.00 to $70.00 for this category.

•	Street active sneakers are everyday, everywhere casual shoes for females of all ages. Active sneakers are intended to be retailed through specialty casual shoe stores and department stores. Suggested retail price points range from $40.00 to $65.00 for this category.

      Skechers Collection. The Skechers Collection line features stylish dress casual, dress and EuroSport shoes for the fashion-forward young male consumer. With some basic “essential” styles, this category is primarily comprised of more sophisticated designs influenced, in part, by prevailing trends in Italy and other European countries. As such, this footwear is more likely than other categories to be sourced from Italy and Portugal. The dress and dress casuals include classic tailored and fashion-forward square, rounder and pointed lasts in a variety of styles, such as bicycle toes, monk straps, wingtips, oxfords, cap toes, demi-boots and boots. The outsoles project a sleeker profile and can be either man-made or leather. The uppers are in high-quality leathers including glossy, “box,” and aniline. Inspired by the latest in European fashion, EuroSport blends classic dress casual styling with sport to create a versatile and comfortable casual shoe. First delivered in 2001, EuroSport is marked by details, high-quality leathers and suede in multiple colorations, and sport-inspired rubber outsoles. We have promoted Skechers Collection with advertising campaigns featuring Rick Fox, Robert Downey, Jr., Matt Dillon and Robe Lowe. Suggested retail price points range from $65.00 to $155.00 for this category.

      Skechers Kids. The Skechers Kids line features a range of products including boots, shoes and sneakers. Comprised primarily of shoes that are designed like their adult counterparts but in “takedown” versions, the line offers the younger set the same popular styles as their older siblings and schoolmates. This “takedown” strategy maintains the product integrity with premium leathers, hardware and outsoles without the attendant costs involved in designing and developing new products. In addition, we adapt current fashion from our men’s and women’s lines by modifying designs and choosing colors and materials that are more suitable to the playful image we have established in the children’s footwear market. Skechers Kids includes variations on Skechers Sport, Skechers USA and Skechers Collection adult shoes. Unique to Skechers Kids is S-Lights, a line of lighted footwear combining sequencing patterns and lights in the outsole and other areas of the shoes. Our children’s footwear is offered at retail prices ranging from $20.00 to $50.00.

      Somethin’ Else from Skechers. Launched in stores in Fall 2001, Somethin’ Else from Skechers is a junior line that features an array of stylish shoes, boots and sandals. We target to 12 to 25 year old style conscious females, and Somethin’ Else from Skechers is focused on current styling with numerous details and various silhouettes-including wedges and sculpted wedges. Many of the boots and shoes are made from more affordable materials such as man-made leather. Somethin’ Else from Skechers is designed to be a complementary line for juniors who already wear Skechers USA and Skechers Sport styles. Suggested retail price points range from $20.00 to $70.00 for this category.

      Skechers By Michelle K. The Skechers By Michelle K line, also launched in stores in Fall 2001, is a designer line for trend-savvy young women between the ages of 18 and 34. A signature line from our head designer, Michelle Kelchak, the category is comprised of high fashion boots, shoes and sandals. Noticing a hole in the market for affordable high-fashion footwear, Michelle and her team of designers have created a line reflective of the latest European, Asian and American trends at a reasonable price and of the highest quality. Most styles are crafted in Italy, Portugal and Spain, with others made in Brazil. Skechers By Michelle K is marked by high-grade leathers, fine detailing and design and flattering silhouettes, including sculpted heels and lower kitten heels. Suggested retail price points range from $60.00 to $250.00 for this category.

      4 Wheelers by Skechers. Launched in stores in Fall 2001, 4 Wheelers by Skechers is a line of technical fashion roller skates for men, women and children. The skates incorporate our most popular sneaker uppers, including the Energy and Energy II, on quality aluminum and nylon chassis and polyurethane wheels. The uppers are in cool color combinations and feature fashion details such as glimmer trim for some women and girls’ styles. Technical features include: full precision ABEC-1, 3 and 5 bearings, unique heel brake for easy control, durable chassis, controllable steering, and reinforced upper. Designed for the entire family, 4 Wheelers by Skechers are street skates that can be worn indoors, and are ideal for fun and fitness. We have promoted 4 Wheelers by Skechers with an advertising campaign featuring Britney Spears. Suggested retail price points for adults range from $80.00 to $100.00, and for children from $60.00 to $75.00.

      In addition to the previously mentioned lines, we offer seasonal sandalized footwear, which features open-toe and open-side constructions consistent with our offerings in the Skechers USA, Skechers Sport and Skechers Collection categories of footwear. Such footwear includes fisherman’s sandals, shower sandals, beach sandals, slides, comfort-oriented land sandals and technically inspired water sport sandals. Sandalized footwear includes both leather and synthetic constructions and may feature suede footbeds with form-fitting midsoles. We typically deliver our sandalized footwear to retailers from February to August. Suggested retail price points range from $20.00 to $60.00 for this category.

Product Design And Development

      Our principal goal in product design is to generate new and exciting footwear with contemporary and progressive styles and comfort enhancing performance features. All of our footwear is designed with an active, youthful lifestyle in mind. We design most new styles to be fashionable and marketable to the 12 to 25 year old consumer, while substantially all of our lines appeal to the broader range of 5 to 40 year old consumers. While many of our shoes have performance features, we generally do not position our shoes in the marketplace as technical performance shoes.

      We believe that our product success is related in a large part to our ability to recognize trends in the footwear markets and to design products that anticipate and accommodate consumers’ ever-evolving preferences. We strive to analyze, interpret and translate current and emerging lifestyle trends. Lifestyle trend information is compiled by our designers through various methods designed to monitor changes in culture and society, including (1) review and analysis of modern music, television, cinema, clothing, alternative sports and other trend-setting media, (2) travel to domestic and international fashion markets to identify and confirm current trends, (3) consultation with our retail customers for information on current retail selling trends, (4) participation in major footwear trade shows to stay abreast of popular brands, fashions and styles and (5) subscription to various fashion and color information services. In addition, a key component of our design philosophy is to continually reinterpret our successful styles in the Skechers image.

      The footwear design process typically begins about nine months before the start of a season. Our products are designed and developed by our in-house staff. To promote innovation and brand relevance, we utilize dedicated design teams that focus on each of the men’s, women’s and children’s categories, and report to our senior design executives. In addition, we utilize outside design firms on an item-specific basis to supplement our design efforts. The design process is extremely collaborative; members of the design staff meet weekly with the heads of retail and merchandising, sales, production and sourcing to further refine our products to meet the particular needs of our markets.

      After a design team arrives at a consensus regarding the fashion themes for the coming season, the designers then translate these themes into our products. These interpretations include variations in product color, material structure and decoration, which are arrived at after close consultation with our production department. Prototype blueprints and specifications are created and forwarded to our prototype manufacturers located in Taiwan, which then forward design prototypes back to our domestic design team. New design concepts are often also reviewed by our major retail customers. Customer input not only allows us to measure consumer reaction to the latest designs, but also affords us an opportunity to foster deeper and more collaborative relationships with our customers. Our design teams can easily and quickly modify and refine a design based on customer input.

      We occasionally order limited production runs which may initially be tested in our concept stores. By working closely with store personnel, we obtain customer feedback that often influences product design and development. We believe that sales in our concept stores can help forecast sales in national retail stores. We strive to determine within seven to 14 days after initial introduction of a product whether there is substantial demand for the style, thereby aiding us in our sourcing decisions. Styles that have substantial consumer appeal are highlighted in upcoming collections or offered as part of our periodic style offerings. The ability to initially test our products allows us to discontinue less popular styles after only a limited production run which affords us an indicator of future production and a hedge to fashion risks. Also, we strive to monitor five and 10 week trailing trends of orders of our retail account base in order to manage future production of styles that are increasing or decreasing in popularity. Generally, the production process takes approximately six months from design concept to commercialization.

Sourcing

      Factories. Our products are produced by independent contract manufacturers primarily located in China and, to a lesser extent, in Italy, the Philippines, Brazil and various other countries. We do not own or operate any manufacturing facilities. We believe the use of independent manufacturers increases our production flexibility and capacity while at the same time substantially reduces capital expenditures and avoids the costs of managing a large production work force.

      We seek to use, whenever possible, manufacturers that have previously produced our footwear, which we believe enhances continuity and quality while controlling production costs. We attempt to monitor our selection of independent factories to ensure that no one manufacturer is responsible for a disproportionate amount of our merchandise. We source product for styles that account for a significant percentage of our net sales from at least four different manufacturers. During 2001, we had four manufacturers that accounted for approximately 51.9% of total purchases. No one manufacturer accounted for 20.0% or more of our total purchases for this period. To date, we have not experienced difficulty in obtaining manufacturing services.

      We maintain an in-stock position for selected styles of footwear in order to minimize the time necessary to fill customer orders. In order to maintain an in-stock position, we place orders for selected footwear with our manufacturers prior to the time we receive customers’ orders for such footwear. In order to reduce the risk of overstocking, we seek to assess demand for our products by soliciting input from our customers and monitoring retail sell-through. In addition, we analyze historical and current sales and market data to develop internal product quantity forecasts which helps reduce inventory risks.

      We finance our production activities in part through the use of interest-bearing open purchase arrangements with certain of our Asian manufacturers. These facilities currently bear interest at a rate between 0.5% and 1.5% for 30 to 60 days financing, depending on the factory. We believe that the use of these arrangements affords us additional liquidity and flexibility. While we have long-standing relationships with many of our manufacturers and believe our relationships to be good, there are no long-term contracts between us and any of our manufacturers.

      Production Oversight. To safeguard product quality and consistency, we oversee the key aspects of production from initial prototype manufacture through initial production runs to final manufacture. Monitoring is performed domestically by our in-house production department and in Asia through an approximately 130-person staff working from our offices in China and Taiwan. We believe that our Asian presence allows us to negotiate supplier and manufacturer arrangements more effectively, decrease product turnaround time, and ensure timely delivery of finished footwear. In addition, we require our manufacturers to certify that neither convict, forced, indentured labor (as defined under U.S. law) nor child labor (as defined by the manufacturer’s country) is used in the production process, that compensation will be paid according to local law and that the factory is in compliance with local safety regulations.

      Quality Control. We believe that quality control is an important and effective means of maintaining the quality and reputation of our products. Our quality control program is designed to ensure that finished goods not only meet our established design specifications, but also that all goods bearing our trademarks meet our standards for quality. Quality control personnel perform an array of inspection procedures at various stages of the production process, including examination and testing of prototypes of key raw materials prior to manufacture, samples and materials at various stages of production and final products prior to shipment. Our employees are on-site at each of our major manufacturers to oversee key phases of production. In addition, unannounced visits to the manufacturing sites, to further monitor compliance with our manufacturing specifications, are made by our employees and agents.

Advertising And Marketing

      Our advertising and marketing focus is to maintain and enhance recognition of the Skechers brand name as a casual, active youthful brand that stands for quality, comfort and design innovation. Senior management is directly involved in shaping our image and the conception, development and implementation of our advertising and marketing activities. We have and continue to increase our advertising budget consistent with projected sales, which has included such avenues as magazines, television, trade shows, billboards, and buses. We endeavor to spend approximately 8% to 10% of annual net sales in the marketing of Skechers footwear through advertising, promotions, public relations, trade shows and other marketing efforts.

Advertising

      Substantially all of our advertising is conceived and designed by our in-house staff. By retaining our advertising functions in-house, we believe that we are able to maintain a greater degree of control over both the creative process and the integrity of the Skechers brand image, while realizing substantial cost savings compared to using outside agencies.

      We believe that our success to date is due in large part to our advertising strategies and methods. Our in-house advertising team has developed a comprehensive program to promote the Skechers brand name through lifestyle and image advertising. While all advertisements feature our footwear, our advertisements generally seek to build and increase brand awareness by linking the Skechers brand to youthful, contemporary lifestyles and attitudes rather than to market a particular footwear product. We have made a conscious effort to avoid the association of the Skechers name with any single category of shoe to provide merchandise flexibility and to aid the ability to take the brand and product design in the direction of evolving footwear fashions and consumer preferences.

      We use a variety of media for our national advertising. Print efforts are represented by one and two page ads displayed in popular fashion and lifestyle consumer publications that appeal to our target customer group, such as Spin, Details, Seventeen, GQ, Vibe, Rolling Stone, Vogue and many others. Our progressive television advertisements are primarily produced in-house and air frequently on top television shows on major networks and the cable channels. Different advertisements are created for each of the 5 to 11, 12 to 24 and 25 to 35 year old male and female consumer groups. Our in-house media buyer strategically selects during which program and in which geographic area certain of our commercials will air in order to reach the appropriate target audience.

      Endorsements. We believe that the high profile image and diverse appeal of each of our celebrity endorsements will help the Skechers brand reach new markets. In 2000, we signed our first celebrity endorsement agreements, including signing singer Britney Spears for an international (worldwide excluding the United States) print media campaign through June 2002. We expanded upon our successful relationship with Britney Spears in 2002 by signing a three-year worldwide licensing agreement for her to promote our collection of Britney Spears 4 Wheelers, which is fashioned after our 4 Wheelers by Skechers line of technical fashion roller skates. We also recently signed professional basketball player and actor Rick Fox and actor Robert Downey, Jr. to separate limited term worldwide print media campaigns. We previously had similar relationships with actors Matt Dillon and Rob Lowe. From time to time, we may sign other celebrities to endorse our brand name and image and to strategically focus marketing of our products among specific consumer groups.

      Marketing and Promotions. By applying creative sales techniques to a broad spectrum of mediums, the marketing and promotions team develops Skechers brand name recognition, serving as a catalyst for increased product sales. Skechers promotional strategies have encompassed in-store specials, concert promotions, product tie-ins and giveaways, and collaborations with national retailers and radio stations. Our imaginative promotions draw customers to Skechers retail stores and to our retail partners’ locations, which results in an expanded customer base and strong product sell-throughs.

      Public Relations. During 2001, we received notable press coverage in print publications, including a Forbes cover story and being ranked ninth in BusinessWeek’s Top 100 Growth Companies. In addition, we were noted in Money, Vogue, Movieline, Entertainment Weekly, Elle and Sportswear International, among others. We have repeatedly received recognition in the footwear industry for our exciting and innovative products, including Excellence in Children’s Design Award by Footwear Plus magazine. Skechers was awarded the 2001 “Corporate Vendor of the Year” and “Children’s Vendor of the Year” awards from Shoe Carnival. The Shoe Carnival awards recognize brands that have the largest sales increases and profit margin in the shoe chain’s stores throughout the retail fiscal year.

      With our strategy tied to promoting the newest styles produced by our design and development teams, our products are often featured in fashion and pop culture magazines, and in a select group of films and popular television shows. For example, our shoes have been prominently displayed and referenced on The Today Show, Oprah, Good Morning America, Dharma & Greg and Malcolm in the Middle.

Merchandising

      Our in-house display merchandising department supports retailers and distributors by developing point-of-purchase advertising to further promote our products in our wholesale customers’ stores and to leverage recognition of the Skechers brand name at the retail level. Our field service representatives coordinate with our sales department to ensure better sell-through at the retail level. Our representatives communicate with and visit our wholesale customers on a regular basis to aid in the proper visual display of our merchandise and to distribute and display such point-of-purchase items as signage, packaging, displays, counter cards, banners and other visual merchandising displays. These materials mirror the look and feel of our national print advertising in order to reinforce brand image at the point-of-purchase. We believe these efforts help stimulate impulse sales and repeat purchases.

      Our merchandise personnel also work closely with our wholesale customers to ensure the optimal exposure of our products through our shop-in-shops, which are exclusive selling areas within stores that offer our products and incorporate Skechers signage and customized fixture designs. The shop-in-shop concept enhances brand recognition and ensures the consistent presentation of our products in our wholesale customers’ stores. As of December 31, 2001, our wholesale customers’ stores included more than 300 shop-in-shops. We plan to add additional shop-in-shops during 2002.

      Trade Shows. To best showcase our diverse products to footwear buyers across the nation, we exhibited at 23 trade shows during 2001. Our dynamic, state-of-the-art trade show exhibits, which are designed by our in-house architect and feature our latest product offerings, are specially planned and built to accommodate each trade show and are enhanced with lifestyle images that capture the image of our brand. By investing in innovative displays and individual rooms showcasing each line, our sales force can present a sales plan for each line and buyers are able to truly understand the breadth and depth of our offerings, optimizing commitments and sales at the retail level. Our innovative exhibits continually win awards, including Best Booth Design at the World Shoe Association, February 2001.

      Internet. We also promote our brand image through our website at www.skechers.com to customers who directly access the Internet. This website currently enables us to present information on our products and store locations to consumers. The website is interactive, affording customers the ability to directly order products on the Internet and to allow us to receive and respond directly to customer feedback. Our website is intended to enhance the Skechers brand without the associated costs of advertising. Our website provides fashion information, provides a mechanism for customer feedback, promotes customer loyalty and further enhances the Skechers brand image through interactive content, photos, interviews and information on Skechers-sponsored events.

Domestic Sales And Distribution Channels

      Our products are sold in the United States through three primary distribution channels: to a network of wholesale accounts, in our own retail stores and, to a lesser extent, through electronic commerce on our interactive website. Each of these channels and the three distinct categories of our retail stores — concept stores, factory outlet stores and warehouse outlet stores — serves an integral function in the domestic distribution of our products.

Wholesale Distribution

      As of December 31, 2001, we distributed our footwear to over 3,500 wholesale accounts in the United States. We believe that our broad product line enables us to appeal to a variety of wholesale accounts, many of whom may operate stores within the same mall or other retail locations, because retailers can select those styles of ours that best satisfy the fashion, function and price criteria of their clients. Management has implemented a strategy of controlling the growth of our wholesale distribution channels. Our strategy is to continue offering our accounts the highest level of customer service so that our products will be more fully represented in existing retail locations and new locations within each account.

      We have approximately 100 sales representatives and 15 field service representatives to service our wholesale accounts. In an effort to provide knowledgeable and personalized service to our wholesale accounts, the sales force is segregated into men’s, women’s and children’s divisions. The men’s and women’s divisions have a combined six regional sales managers and the children’s division has three dedicated regional sales managers. Additionally, Skechers By Michelle K, Skechers Collection, and 4 Wheelers by Skechers are each headed by its own national sales manager.

      Each of these sales managers reports to our Executive Vice President, Domestic Sales, who has over 20 years of experience in the branded consumer products industry. Each of the sales staff is compensated on a salary plus commission basis with none of the representatives selling competitive products. Senior management is actively involved in selling to and maintaining relationships with Skechers’ major retail accounts.

      We believe that we have developed a loyal customer base of wholesale accounts through a heightened level of customer service. We believe that our close relationships with these accounts help us to maximize their retail sell-through, maintained margins and inventory turns which in turn minimizes our inventory markdowns and customer returns and allowances. Our field service representatives work with our wholesale accounts to ensure that our merchandise and point-of-purchase marketing materials are properly presented. Sales executives and merchandise personnel work closely with accounts to ensure the appropriate styles are purchased for specific accounts and for specific stores within those accounts as well as ensure that appropriate inventory levels are carried at each store. Such information is then utilized to help develop sales projections and determine the product needs of wholesale accounts. The value added services we provide our wholesale customers help us maintain strong relationships with our existing wholesale customers and attract potential new wholesale customers.

Retail Stores

      We pursue our retail store strategy through our three integrated retail formats: the concept store, the factory outlet and the warehouse outlet store. Our three store format enables us to promote the full Skechers line in an attractive environment, appeal to a broad group of customers that are segmented by price points and manage inventory in an efficient and brand sensitive manner. In addition, most of our retail stores are profitable and have a positive effect on our operating results. As of December 31, 2001, we operated 29 concept stores, 29 factory outlet stores and 20 warehouse outlet stores in the United States. We plan to open between 10 to 15 retail stores during 2002.

•	Concept Stores. Our concept stores are located at either marquee street locations or in major shopping malls in large metropolitan cities. Our concept stores serve a threefold purpose in our operating strategy. First, concept stores serve as a showcase for a wide range of our product offerings for the current season, providing the customer with the entire product story. The concept stores feature modern music and lighting and present an open floor design to allow customers to readily view the merchandise on display. In contrast, we estimate that our average retail customer carries no more than 5.0% of the complete Skechers line. Second, retail locations are generally chosen to generate maximum marketing value for the Skechers brand name through signage, store front presentation and interior design. These locations include concept stores on 34th Street in New York City and in Santa Monica’s Third Street Promenade. The stores are typically designed to create a distinctive Skechers look and feel and enhance customer association of the Skechers brand name with current youthful lifestyle trends and styles. Third, the concept stores serve as marketing and product testing venues that provide rapid product feedback from customers. We believe that product sell-through information derived from our concept stores enables our sales, merchandising and production staff to respond to market changes and new product introductions. Such responses serve to augment sales and limit our inventory markdowns and customer returns and allowances. We strive to adjust our product and sales strategy based upon seven to 14 days of retail sales information.

The prototypical Skechers concept store is approximately 2,500 square feet although in certain selected markets we have opened concept stores as large as 7,000 square feet or as small as 1,100 square feet. When deciding where to open concept stores, we identify top geographic markets in the larger metropolitan cities in the United States. When selecting a specific site, we evaluate the proposed sites’ traffic pattern, co-tenancies, average sales per square foot achieved by neighboring concept stores, lease economics and other factors considered important within the specific location. If we are considering opening a concept store in a shopping mall, our strategy is to obtain space as centrally located as possible in the mall where we expect foot traffic to be most concentrated. We believe that the strength of the Skechers brand name has enabled us to negotiate more favorable terms with shopping malls that want us to open up concept stores to attract customer traffic to these malls. We opened two new concept stores during 2000 and five new concept stores during 2001.

•	Factory Outlet Stores. Our factory outlet stores are generally located in manufacturers’ outlet centers throughout the United States. Our factory outlet stores provide opportunities for us to sell discontinued and excess merchandise, thereby reducing the need to sell such merchandise to discounters at excessively low prices, which could otherwise compromise the Skechers brand image. Skechers factory outlet stores range in size from approximately 1,900 to 6,000 square feet. Inventory in these stores is supplemented by certain first-line styles sold at full retail price points generally of $60.00 or lower. We opened five new factory outlet stores during 2000 and 11 new factory outlet stores during 2001.

•	Warehouse Outlet Stores. Our free-standing warehouse outlet stores, which are located throughout the United States, enable us to liquidate excess merchandise, discontinued lines and odd-size inventory in a cost-efficient manner. Skechers warehouse outlet stores range in size from approximately 5,600 to 14,800 square feet. Our warehouse outlet stores enable us to sell discontinued and excess merchandise that would otherwise typically be sold to discounters at excessively low prices, thus compromising the Skechers brand image. We seek to open our warehouse outlet stores in areas that are in close proximity to our other retail stores in order to facilitate the timely transfer of inventory that we want to liquidate as soon as practicable. We opened three new warehouse outlet stores during 2000 and 10 new warehouse outlet stores during 2001.

      Electronic Commerce. Our electronic commerce sales represented less than 1.0% of total net sales for each of 2000 and 2001. Our website, www.skechers.com, is a virtual storefront that promotes the Skechers brand name. Designed as a customer center, our website showcases our products in an easy-to-navigate format, allowing customers to see and purchase our footwear. This virtual store has become a successful additional retail distribution channel, has improved customer service and is a fun and entertaining alternative-shopping environment.

International Operations

      We market our products in countries and territories throughout the world. We generate revenues from outside the United States from three principal sources: (1) sales of our footwear directly to foreign distributors who distribute such footwear to department stores and specialty retail stores in Europe, Asia, Latin America, South America and numerous other countries and territories, (2) in France, Germany and the United Kingdom, we sell footwear directly to department stores and specialty retail stores and through retail stores that we own and operate and (3) to a lesser extent, royalties from licensees who manufacture and distribute our products outside the United States.

      We believe that international distribution of our products represents a significant opportunity to increase revenues and profits. Although we are in the early stages of our international expansion, our products are currently sold in more than 100 countries and territories around the world. We intend to further increase our share of the international footwear market by heightening our marketing presence through our international advertising campaigns, which are designed establish Skechers as a global brand synonymous with casual shoes.

Europe

      We have historically sold our footwear to selected wholesale customers in Europe through our foreign distributors. In 2001, we expanded our European operations and began to directly sell our footwear to certain wholesale accounts and retail stores in Europe in an effort to increase profit margins and more effectively market and promote the Skechers brand name. We organized Skechers U.S.A. Ltd. in the United Kingdom and Ireland and opened the subsidiary’s headquarters in London to establish direct control over wholesale distribution, merchandising, and marketing of our products in these countries. We also organized Skechers U.S.A. SAS with its office in Paris, France and Skechers U.S.A. Deutschland GmbH with its office in Dietzenbach, Germany, with each of these subsidiaries formed to establish direct control over our products in their respective countries of organization. In 2001, we began to utilize a contract warehouse located in Belgium to distribute our footwear to our customers and retail stores in France, Germany and the United Kingdom.

      Additionally, we are beginning to selectively open flagship retail stores internationally on our own or through joint ventures with local distributors. In the first three months of 2001, we opened our first European flagship retail stores on Oxford Street in London, at the Forum Les Halles in Paris and in the prestigious Centro Mall in Oberhausen, Germany. We intend to open additional wholly-owned flagship retail stores in the European Union (EU) countries and enter into agreements with distributors to operate flagship retail stores in non-EU countries.

Asia

      In December 2001, we opened our first Asian flagship retail store in Kichijuoji, Japan by agreement with Japanese distributor Achilles Corporation. Achilles Corporation is responsible for the store’s operations and selecting a broad collection of our products to sell to Japanese consumers. In order to maintain a globally consistent image, we provided architectural, graphic and visual guidance and materials for the design of the store, and we trained the local staff on our products and corporate culture. We intend to expand our international presence and global recognition of the Skechers brand name in Asia by continuing to sell our footwear to foreign distributors and opening flagship retail stores with distributors that have local market expertise.

Licensing

      We believe that selective licensing of the Skechers brand name to non-footwear-related manufacturers may broaden and enhance the Skechers brand image without requiring significant capital investments or additional incremental operating expenses by us. Our diverse group of products presents many potential licensing opportunities on terms with licensees that we believe will provide more effective manufacturing, distribution or marketing of products such as accessories, backpacks and children’s clothing than could be achieved in-house; however, we intend to be selective in granting any use of the Skechers brand name for such licensed products. We believe that the strength of the Skechers brand name and the size of our business will enable us to attract premier licensing partners with a proven track record of brand sensitivity. We are also interested in exploring the possibility of licensing our other trademarks and trade names for use with non-

footwear products that could enable us to successfully enter and compete in non-footwear markets that we would not be likely to succeed in using the Skechers brand name and without having to compromise the Skechers brand image. In addition, we periodically review potential international licensing arrangements for footwear in various geographical regions that present favorable business opportunities. We intend to maintain substantial control over the design, manufacturing specifications, advertising and distribution of any licensed products and to maintain a policy of evaluating any future licensing arrangements to ensure consistent representation of the Skechers image.

Distribution

      We believe that strong distribution support is a critical factor in our operations. Once manufactured, our products are packaged in shoe boxes bearing bar codes and are shipped either (1) to our internally managed distribution center measuring approximately 1.4 million square feet and located in Ontario, California, (2) to a contract warehouse measuring approximately 130,000 square feet and located in Gent, Belgium for distribution to our European customers and retail stores or (3) directly from the manufacturer to our other international customers. Upon receipt at the central distribution center, merchandise is inspected and recorded in our management information system and packaged according to customers’ orders for delivery. Merchandise is shipped to the customer by whatever means the customer requests, which is usually by common carrier. The central distribution center has multi-access docks, enabling us to receive and ship simultaneously and to pack separate trailers for shipments to different customers at the same time. We have an electronic data interchange system, or EDI system, to which some of our larger customers are linked. This system allows these customers to automatically place orders with us, thereby eliminating the time involved in transmitting and inputting orders, and includes direct billing and shipping information.

      The following table sets forth a summary of the facilities that comprise our Ontario distribution center:

Address	Status	Square Footage

1661 South Vintage Avenue	Leased since November 1997	127,800
1777 South Vintage Avenue	Leased since November 1997	284,600
1670 Champagne Avenue	Owned since October 2000	263,700
4100 East Mission Blvd	Leased since June 2001	763,300

		1,439,400	(1)

(1)	Excludes 285,600 square feet located at 5725 East Jurupa Street that we leased in April 1998 and occupied until we subleased the facility in June 2001.

      We believe that we have the capacity at our Ontario distribution center to increase our current operations to meet projected demand, and if we should ever need to expand our distribution facilities to allow for further growth, we believe there is presently enough space available in close proximity that leads us to believe leasing or purchasing additional property will not be a problem in the foreseeable future.

Backlog

      We generally receive the bulk of our orders for each of the spring and fall seasons a minimum of three months prior to the date the products are shipped to customers. As of December 31, 2001, our backlog was $222.2 million compared to $221.6 million as of December 31, 2000. While backlog orders are subject to cancellation by customers, we have not experienced significant cancellation of orders in the past and we expect that substantially all the orders will be shipped in 2002. However, for a variety of reasons, including the timing of shipments, product mix of customer orders and the amount of in-season orders, backlog may not be a reliable measure of future sales for any succeeding period.

Intellectual Property Rights

      We own and utilize a variety of trademarks, including the Skechers® trademark. We have a significant number of both registrations and pending applications for our trademarks in the United States. In addition, we have trademark registrations and trademark applications in approximately 85 foreign countries. We also have design patents, and pending design and utility patent applications, in both the United States and various foreign countries. We continuously look to increase the number of our patents and trademarks, both domestically and internationally, where necessary to protect valuable intellectual property. We regard our trademarks and other intellectual property as valuable assets and believe that they have significant value in the marketing of our products. We vigorously protect our trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.

      We rely on trademark, patent, copyright, trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in our logos, tradenames and in the design of our products. In particular, we believe that our future success will largely depend on our ability to maintain and protect the Skechers trademark. Despite our efforts to safeguard and maintain our intellectual property rights, we cannot assure you that we will be successful in this regard. Furthermore, we cannot assure you that our trademarks, products and promotional materials or other intellectual property rights do not or will not violate the intellectual property rights of others, that our intellectual property would be upheld if challenged, or that we would, in such an event, not be prevented from using our trademarks or other intellectual property rights. Such claims, if proven, could materially and adversely affect our business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights could materially and adversely affect our business, financial condition and results of operations. We have sued and have been sued by third parties for infringement of intellectual property. It is our opinion that none of these claims have materially impaired our ability to utilize our intellectual property rights.

      The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although we continue to implement protective measures and intend to defend our intellectual property rights vigorously, these efforts may not be successful or the costs associated with protecting our rights in certain jurisdictions may be prohibitive. From time to time, we discover products in the marketplace that are counterfeit reproductions of our products or that otherwise infringe upon intellectual property rights held by us. Actions taken by us to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating trademarks and intellectual property rights. If we are unsuccessful in challenging a third party’s products on the basis of infringement of our intellectual property rights, continued sales of such products by that or any other third party could adversely impact the Skechers brand, result in the shift of consumer preferences away from us and generally have a material adverse effect on our business, financial condition and results of operations.

Competition

      Competition in the footwear industry is intense. Although we believe that we do not compete directly with any single company with respect to its entire range of products, our products compete with other branded products within their product category as well as with private label products sold by retailers, including some of our customers. Our utility footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Dr. Martens, Kenneth Cole Productions, Steven Madden, Ltd. and Wolverine World Wide, Inc. Our athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd., Adidas-Salomon AG and New Balance. Our children’s shoes compete with brands of children’s footwear offered by The Stride Rite Corporation. In varying degrees, depending on the product category involved, we compete on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. These and other competitors pose challenges to our market share in our major domestic markets and may make it more difficult to establish our products in Europe, Asia and other international regions. We also compete with numerous manufacturers, importers and distributors of footwear for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of our competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than us. We cannot assure you that we will be able to compete successfully against present or future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, financial condition and results of operations.

Employees

      As of February 28, 2002, we employed 1,964 persons, 1,111 of which were employed on a full-time basis and 853 of which were employed on a part-time basis. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are satisfactory. We offer our employees a discount on Skechers merchandise to encourage enthusiasm for the product and Skechers loyalty.

Properties

      Our corporate headquarters and additional administrative offices are located at five premises in Manhattan Beach, California, and consist of an aggregate of approximately 110,000 square feet. We own and lease portions of our corporate headquarters and administrative offices. The leased property expires between August 2002 and February 2008, with options to extend in some cases, the current aggregate annual rent for the leased property is approximately $1.2 million.

      Our distribution center consists of four facilities located in Ontario, California. The three leased facilities aggregate approximately 1,176,000 square feet, with an annual base rental of approximately $5.2 million. The leased property expires between August 2002 and May 2011, and contains rent escalation provisions. The owned distribution facility is approximately 264,000 square feet.

      All of our retail stores and showrooms are leased with terms expiring between January 2003 and August 2012. The leases provide for rent escalations tied to either increases in the lessor’s operating expenses or fluctuations in the consumer price index in the relevant geographical area, and in some cases a percentage of the store’s gross sales in excess of the base annual rent. Total rent expenses related to our retail stores and showrooms was $9.3 million for the year ended December 31, 2001.

      In February 2001, we completed the purchase of three adjacent properties located in Manhattan Beach, California for a total of $4.5 million. We financed the purchase of the properties through internally generated funds and currently available short-term borrowings. We intend to build additional administrative offices on these properties.

      We also lease all of our administrative offices, retail stores and showrooms located in France, Germany, Switzerland, and the United Kingdom. The terms of our leased property expire at various dates between July 2002 and March 2016. Total rent for this leased property aggregated approximately $1.4 million during 2001.

Legal Proceedings

      On December 29, 1999, a complaint captioned SHAPIRO, ET AL., V. SKECHERS U.S.A., INC., ET AL. was filed against Skechers and two of our officers and directors in the United States District Court, Central District of California, Case No. 99-13559. The complaint is a purported class action claiming damages for alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The complaint also names as defendants the underwriters for Skechers’ June 9, 1999 initial public offering of our Class A common stock. On January 12, 2000, a complaint captioned Abraham, et al., v. Skechers U.S.A., Inc., et al. was filed against Skechers and two of our officers and directors in the United States District Court, Central District of California, Court Case No. 00-00471. The complaint is a purported class action claiming damages for alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. On January 24, 2000, a complaint captioned Astrolio, et al., v. Skechers U.S.A., Inc., et al. was filed against Skechers and two of our officers and directors in the United States District Court, Central District of California, Case No. 00-00772. The complaint is a purported class action claiming damages for alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. The complaint also names the underwriters for Skechers’ initial public offering of our Class A common stock as defendants in the case. On January 19, 2000, a complaint captioned Pugliesi, et al., v. Skechers U.S.A., Inc., et al. was filed against Skechers and two of our officers and directors in the United States District Court, Central District of California, Case No. 00-00631. The complaint is a purported class action claiming damages for alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934.

      All four securities actions were subsequently consolidated into one matter and a consolidated complaint was filed on June 1, 2000. The consolidated complaint named as defendants Skechers, two officers of Skechers, and the underwriters of Skechers’ initial public offering of our Class A common stock on June 9, 1999. The class alleged in the consolidated complaint, consists of all persons who purchased securities in, or traceable to, Skechers’ initial public offering of our Class A common stock on June 9, 1999 or thereafter on the open market prior to June 15, 1999.

      In response to the consolidated complaint, Skechers filed a motion to dismiss the entire case. On September 25, 2000, a tentative order was issued to dismiss the consolidated complaint in its entirety, with leave to amend, and on June 20, 2001, an order was issued dismissing the case in its entirety with leave to amend. The class filed an amended complaint on or about August 3, 2001, and on September 26, 2001, Skechers filed a motion to dismiss the amended complaint in its entirety. In response to the motion, and after discussions between class counsel and counsel for defendants, the class agreed to dismiss with prejudice the entire consolidated class action as to Skechers, our two named officers and defendants and the underwriters. The class agreed to dismiss with prejudice without any settlement from defendants. Thus, the stipulation had no material impact on operations or financial results. A stipulation of dismissal with prejudice was executed by the parties in late December 2001. The court signed the stipulation without modification and entered the order of dismissal on January 30, 2002.

      On September 29, 2000, a complaint captioned MADISON TRADING LIMITED CORPORATION AND MERCURY INTERNATIONAL TRADING CORPORATION V. SKECHERS USA, INC., LOVITT FILMS, INC. AND BERT LOVITT was filed against Skechers in the United States District Court in Massachusetts, Civil Case No. CV-12016JLT. The lawsuit alleges quantum meruit, intentional interference with contract, intentional interference with advantageous relationship, unfair practices and declaratory relief arising out of a business arrangement between Skechers and inventor Bert Lovitt. The complaint seeks an injunction preventing Skechers from using certain technology, compensatory damages, exemplary damages and treble damages. The court denied the plaintiffs’ motion for a preliminary injunction. In February 2002, all parties agreed to settlement in principle and as of this filing are reducing the settlement agreement to writing. The terms of the settlement are confidential. Notwithstanding, the terms will not have a material impact on the financial position or results of operations of Skechers.

      On March 6, 2002, Skechers filed a complaint captioned SKECHERS U.S.A., INC. V. HEELING SPORTS LIMITED, HEELING MANAGEMENT CORPORATION, ROGER ADAMS AND CHARLIE BEERY. The complaint was filed in the United States District Court Central District of California (Case No. 02-1906NM). Skechers’ complaint alleges federal, California and common law unfair competition, intentional interference with economic relations and intentional interference with contract with respect to Skechers’ shoes called “3 Wheelers.” Skechers seeks relief that includes enjoining defendants from certain actions, certain trebled money damages, punitive damages, restitution and attorney fees and costs. On April 10, 2002, Skechers was served with a complaint captioned HEELING SPORTS LIMITED AND HEELING MANAGEMENT CORP., V. SKECHERS U.S.A., INC. that was filed on April 10, 2002 in the United States District Court, Eastern District of Texas, Sherman Division (Civil Action No. 4:02cv101). The lawsuit alleges breach of confidential agreement and misappropriation of trade secrets and is with respect to Skechers’ 3 Wheelers. The complaint seeks relief that includes permanent injunction enjoining Skechers from selling the 3 Wheeler skates, using any alleged confidential information and assignment of any intellectual property based on the plaintiff’s alleged confidential information, and damages that include those sustained by the plaintiff as a result of Skechers’ actions, profits and exemplary and punitive damages. Skechers’ 3 Wheelers is a new product that is currently a very small part of our product line. Skechers believes that it has meritorious defenses to the claims made by Heeling Sports Limited and Heeling Management Corp. and intends to defend these claims vigorously. Skechers has not yet filed a responsive pleading nor answer to the complaint. Litigation is uncertain, and Skechers may not prevail in the lawsuit and expresses no opinion as to its ultimate outcome.

      We occasionally become involved in litigation arising from the normal course of business. Other than the foregoing, we believe that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth the name, age as of April 3, 2002, and position with us of our directors, executive officers and certain key employees:

Name	Age	Position

Directors and Executive Officers:
Robert Greenberg	62	Chairman of the Board and Chief Executive Officer
Michael Greenberg	39	President and Director
David Weinberg	51	Executive Vice President, Chief Financial Officer and Director
Jeffrey Greenberg	34	Vice President, Active Electronic Media and Director
Philip Paccione	40	Executive Vice President, Business Affairs, General Counsel and Secretary
Mark Nason	40	Executive Vice President, Merchandising
Joe Phillips	50	Executive Vice President, Domestic Sales
Richard Siskind(1)(2)	55	Director
Geyer Kosinski(1)(2)	35	Director
Thomas Poletti(1)(2)	44	Director
Key Employees:
Marvin Bernstein	54	Vice President, International Sales
Mark Bravo	39	Vice President, Finance
Martin Brown	40	Vice President, Corporate Imaging
Larry Clark	45	Vice President, Production and Sourcing
Lynda Cumming	42	Vice President, Allocation and Production
Paul Galliher	52	Vice President, Distribution Center
Kathy Garber	42	Vice President, Product Development
Jason Greenberg	32	Vice President, Visual Imaging
Joshua Greenberg	29	Vice President, Design Production
Scott Greenberg	41	Vice President, Visual Merchandising
Geric Johnson	50	Vice President, Direct Marketing
Michelle Kelchak	38	Vice President, Design
Russell Lucas, Jr.	54	President, International Division
Peter Mow	38	Vice President, Real Estate
Gary Patrick	46	Vice President, Media
Gary Siegel	46	Vice President, Retail Operations
John Quinn	51	Chief Strategy Officer
Faithe Paige Wall	34	Vice President, Licensing
George Zelinsky	53	President, Retail

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

      Robert Greenberg has served as our Chairman of the Board and Chief Executive Officer since October 1993. From 1979 to 1992, Mr. Greenberg co-founded and served as the Chairman of the Board and President of L.A. Gear, an athletic footwear and apparel company. Mr. Greenberg is a member of the Board of Directors of Stage II Apparel Corp. (AMEX:SA), which changed its name to JKC Group, Inc. (AMEX:JKC) in April 2002.

      Michael Greenberg has served as our President and as a member of our Board of Directors since our inception in 1992. From 1989 to 1992, he served as the National Sales Manager of L.A. Gear, Inc. From 1986 to 1989, Mr. Greenberg served as the Regional Sales Manager of L.A. Gear for the west coast, and from 1984 to 1986, he served as an account representative for the west coast at L.A. Gear.

      David Weinberg has served as our Executive Vice President and Chief Financial Officer since 1993 and as a member of our Board of Directors since 1998. From June 1989 to September 1992, Mr. Weinberg served as Vice President, Credit and Collections for L.A. Gear.

      Jeffrey Greenberg has served as a member of our Board of Directors since September 2000 and as Vice President, Active Electronic Media since January 1998. From our inception in 1992 to July 1998, Mr. Greenberg served as our Chief Operating Officer and Secretary and as a member of our Board of Directors, and from our inception in 1992 to October 1993, he served as our Chief Financial Officer.

      Philip Paccione has served as our Executive Vice President, Business Affairs since February 2000, as our Corporate Secretary since July 1998 and as our General Counsel since May 1998. From June 1997 to May 1998, Mr. Paccione was an attorney at Riordan & McKinzie, located in Los Angeles, and from May 1996 to June 1997 he was a sole practitioner. Mr. Paccione also practiced law at Gartner & Young from December 1994 to May 1996 and at Kelly, Drye & Warren from June 1991 to December 1994.

      Mark Nason has served as our Executive Vice President, Merchandising since March 2002. From January 1998 to March 2002, Mr. Nason served as our Vice President, Retail and Merchandising, and from December 1993 to January 1998, he served as our Director of Merchandising and Retail Development. From January 1981 through November 1993, Mr. Nason was employed in various capacities, including General Merchandising Manager, Director of Visual Merchandising and Buyer at Track ’n Trail (OTC:TKTL).

      Joe Phillips has served as our Executive Vice President, Domestic Sales since March 2002, and from January 2001 to March 2002, he served as our Vice President, Sales. From 2000 to 2001, Mr. Phillips served as President and Chief Executive Officer at Jeremy’s Microbatch Ice Creams, where he was brought in to restructure and stabilize the company, and from 1999 to 2000, he served as a general management consultant for Life Is Good. From 1994 to 1998, Mr. Phillips served as Senior Vice President of Sales and General Manager at Champion Products, Inc.

      Richard Siskind has served as a member of our Board of Directors since June 1999. Since May 1998, Mr. Siskind has served as President, Chief Executive Officer and a member of the Board of Directors of Stage II Apparel Corp. (AMEX:SA), which changed its name to JKC Group, Inc. (AMEX:JKC) in April 2002. In 1992, Mr. Siskind founded R. Siskind & Company, a business which purchases brand name men’s and women’s apparel and accessories and re-distributes those items to off-price retailers, and he is its sole shareholder, President, Chief Executive Officer and sole member of its Board of Directors.

      Geyer Kosinski has served as a member of our Board of Directors since November 2001. Since 1997, Mr. Kosinski has been a managing partner and co-owner of Industry Entertainment, a talent management and production company that produces feature films and television shows and manages over 100 leading actors, writers, directors and musicians. From 1992 to 1997, Mr. Kosinski was an agent at The William Morris Agency, representing talent including George Clooney, Robert Downey, Jr., Kevin Spacey, Angelina Jolie and Billy Bob Thornton and packaging such movies as Slingblade and Albino Alligator.

      Thomas Poletti has served as a member of our Board of Directors since January 2002. Mr. Poletti is a partner at the law firm of Kirkpatrick & Lockhart LLP and has practiced law at Kirkpatrick & Lockhart LLP and its Los Angeles-based predecessor, Freshman, Marantz, Orlanski, Cooper & Klein since 1984 where he has served as a partner for the last 14 years.

      Marvin Bernstein has served as our Vice President, International Sales since June 1998, and from December 1996 to June 1998, he served as our Vice President, International Sales and Licensing. From June

1993 to December 1996, Mr. Bernstein served as our Director of Special Projects, and from 1985 to 1992, he served as Vice President of Special Projects and Key Accounts at L.A. Gear.

      Mark Bravo has served as our Vice President, Finance since January 1999. From October 1992 to January 1999, Mr. Bravo served as our Director of Finance.

      Martin Brown has served as our Vice President, Corporate Imaging since June 1998, and from March 1993 to June 1998, Mr. Brown served as our Director of Special Projects.

      Larry Clark has served as our Vice President, Production and Sourcing since March 1995, and from August 1993 to March 1995, he served as our as Vice President of Product Development/ Production, International Division. From 1992 to 1993, Mr. Clark was Vice President Operations at ALAD Inc., an apparel company, and from 1985 from 1992 he was Vice President of Research and Development at L.A. Gear. Prior to that, Mr. Clark was at Footlocker-Kinney Shoe Corp. for 10 years.

      Lynda Cumming has served as our Vice President, Allocation and Production since October 1992, and from 1988 to 1992, Ms. Cumming served as Vice President, Allocation at L.A. Gear.

      Paul Galliher has served as our Vice President, Distribution Center since May 1994, and from 1989 to 1994, Mr. Galliher served as the Director of Distribution at L.A. Gear.

      Kathy Garber has served as our Vice President, Product Development since June 1998, and from June 1996 to September 1998, she served as our Directors of Product Development. From September 1993 to June 1996, Ms. Garber served as Product Development Manager, and from May 1993 to September 1993, she served as our Children’s Product Manager.

      Jason Greenberg has served as our Vice President, Visual Imaging since January 1998, and from June 1992 to July 1998, he served as a member of our Board of Directors. From June 1996 to January 1998, Mr. Greenberg served as our Advertising Director, and from June 1994 to June 1996, he held a position with us in product development.

      Joshua Greenberg has served as our Vice President, Design Production since September 2000, and from September 1993 to September 2000, Mr. Greenberg held various positions with us in design production.

      Scott Greenberg has served as our Vice President, Visual Merchandising since January 1997, and from June 1994 to January 1997, Mr. Greenberg was in charge of our international marketing.

      Geric Johnson has served as our Vice President, Direct Marketing since January 1998. From January 1990 until January 1998, Mr. Johnson served in various capacities with Frederick’s of Hollywood, Inc., a retailer of women’s apparel. While at Frederick’s of Hollywood he held the positions of President, Executive Vice President, General Manager and Vice President of Operations, and his responsibilities included running the day to day operations of the Mail Order Division.

      Michelle Kelchak has served as our Vice President, Design since June 1998. Ms. Kelchak joined us in July 1992 as Head Designer, and from January 1995 through May 1998 served as our Design Director. Prior to joining us, Ms. Kelchak was a designer of men’s, women’s and children’s footwear at LA Gear.

      Russell Lucas, Jr. has served as our President, International Division since January 2001. From 1997 to 2000, Mr. Lucas served as Managing Director, Europe at New Balance Athletic Shoe, Inc. in charge of its European operations, and from 1992 to 1995, he served as Director, International at Columbia Sportswear Company (NASDAQ:COLM). From 1988 to 1992, Mr. Lucas served as President, Patagonia International at Patagonia Inc., and from 1983 to 1987, he was employed at Nike Inc. (NYSE:NKE) as an attorney in its legal department and then as its Director of International Business Development.

      Peter Mow has served as our Vice President, Real Estate since September 2000. From 1997 to 2000, Mr. Mow served as Vice President of Real Estate, New Store Development and Construction for Bugle Boy Industries. From 1995 to 1997, Mr. Mow served as Director of Construction and Store Planning at Bugle Boy Industries.

      Gary Patrick has served as our Vice President, Media, since June 2000. Mr. Patrick joined us in October 1995 as a media consultant and has helped direct our advertising strategies and overseen media planning and buying functions. From 1992 to 1995, Mr. Patrick was a founding partner and executive vice president of Media Inc., a media buying service.

      John Quinn has served as our Chief Strategy Officer since October 2001, and from June 1999 to October 2001, as a member of our Board of Directors. From January 1995 to July 31, 2001, Mr. Quinn was a principal of the law firm of Riordan & McKenzie, a professional corporation, and from 1987 to January 1995, he was a partner at the law firm of Kelley Drye & Warren.

      Gary Siegel has served as our Vice President, Retail Operations since October 1999. From 1995 to 1999, Mr. Siegel served as Senior Vice President at Chernin’s Shoes, Inc. in charge of sales and merchandising for its retail chain. From 1994 to 1995, Mr. Siegel was General Merchandise Manager at Chernin’s Shoes, Inc., and from 1985 to 1994, he was Senior Buyer of its Women’s Shoe Division.

      Faithe Paige Wall has served as our Vice President, Licensing since December 2001. From August 1997 to December 2001, Ms. Wall served as Vice President of Licensing and Retail at 4Kids Entertainment Company, where her responsibilities included licensing Pokemon worldwide, and from August 1995 to August 1997, she served as Director of Licensing for Equity Management.

      George Zelinsky has served as our President, Retail since September 2001. From 1989 to September 2001, Mr. Zelinsky served as Vice President, General Merchandise Manager of Famous Footwear, and from 1967 to 1989, he served as Vice President, General Merchandise Manager of Wohl Shoes.

Board of Directors and Board Committees

      Our Board of Directors currently has seven members. The Board of Directors is divided into three classes. Class I Directors serve until the annual meeting of stockholders in 2003 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors serve until the annual meeting of stockholders in 2004 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors serve until the annual meeting of our stockholders in 2002 and thereafter for terms of three years until their successors have been elected and qualified. Robert Greenberg and Thomas Poletti are Class I Directors; Michael Greenberg, Jeffrey Greenberg and David Weinberg are Class II Directors; Richard Siskind and Geyer Kosinski are Class III Directors.

      The term of office of one class of directors expires each year and at each annual meeting the successors of the class whose term is expiring in that year are elected to hold office for a term of three years and until their successors are elected and have qualified. We pay non-employee directors annual compensation of $15,000 for their services. In addition, non-employee directors receive a fee of $1,000 for each meeting attended. Non-employee directors attending any committee meeting receive an additional fee of $750 for each committee meeting attended, unless the committee meeting is held on the day of a meeting of the Board of Directors, in which case they will receive no additional compensation for the committee meeting. Non-employee directors are also reimbursed for reasonable costs and expenses incurred for attending any director and committee meetings. Our officers who are directors will not be paid any directors fees. Employee directors are eligible to receive option grants and direct stock issuances under our 1998 Employee Stock Option Plan and our 1998 Stock Option, Deferred Stock and Restricted Stock Plan, respectively. Non-employee directors will receive, from time to time, grants of options to purchase a number of shares of our Class A common stock determined by our board of directors. During 2001, David Weinberg was granted options to purchase 110,000 shares at a weighted average exercise price of $16.48 per share and Geyer Kosinski was granted options to purchase 30,000 shares at a weighted average exercise price of $10.48 per share. In January 2002, Thomas Poletti was granted options to purchase 30,000 shares at a weighted average exercise price of $14.62 per share. Robert Greenberg is the father of Michael Greenberg and Jeffrey Greenberg; other than the foregoing, no family relationships exist between any of our executive officers or directors.

      Our Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Richard Siskind, Geyer Kosinski and Thomas Poletti and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of our internal accounting controls. The Compensation Committee is comprised of Richard Siskind, Geyer Kosinski and Thomas Poletti and is responsible for recommending to our Board of Directors all officer salaries, management incentive programs and bonus payments.

Compensation Committee Interlocks and Insider Participation

      Until April 16, 2002, Robert Greenberg served on the board of directors and the compensation committee of Stage II Apparel Corp., whose President and Chief Executive Officer is Richard Siskind. Other than as described above, none of our executive officers serves on the board of directors or on the compensation committee of any other entity that has officers who serve on our Board of Directors or Compensation Committee.

Limitations on Directors’ Liabilities and Indemnification

      Our Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. We believe this provision will assist us in securing the services of qualified directors who are not our employees. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by our directors that constitute negligence or gross negligence. This provision also does not affect the director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, we intend to maintain liability insurance for our officers and directors.

      Section 145 of the DGCL permits us to, and our Certificate of Incorporation provides that we may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of our Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

      Shares of our Class A common stock issuable upon conversion of shares of our Class B common stock held by the Greenberg Family Trust and Michael Greenberg, our President, are subject to certain registration rights. We entered into a registration rights agreement with the Greenberg Family Trust and Michael Greenberg pursuant to which we agreed that we will, on up to two separate occasions per year, register up to one-third of the shares of our Class A common stock issuable upon conversion of their shares of our Class B common stock beneficially owned by each such stockholder as of the closing of our initial public offering of Class A common stock on June 14, 1999 in any one year, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. We also agreed that, if we shall cause to be filed with the Securities and Exchange Commission a registration statement, each such stockholder shall have the right to include up to one-third of the shares of our Class A common stock issuable upon conversion of their shares of our Class B common stock beneficially owned by each of them as of the closing of our initial public offering of Class A common stock on June 14, 1999 in such registration statement provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. All expenses of such registrations shall be at our expense.

      John Quinn, our Chief Strategy Officer and formerly a member of our Board of Directors, was a principal of the law firm Riordan & McKenzie until October 2001. We paid $33,000 to Riordan & McKenzie for legal services that were provided to us during 2001.

      Thomas Poletti, a member of our Board of Directors, is a partner at the law firm of Kirkpatrick & Lockhart LLP. We paid $252,000 to Kirkpatrick & Lockhart LLP for legal services that were provided to us during 2001.

      We have entered into employment agreements with certain executive officers. See “Executive Compensation — Employment Agreements.”

      We believe that all of the foregoing transactions were on terms no less favorable than those that could have been received from unrelated third parties.

DESCRIPTION OF THE NOTES

      The 4.50% Convertible Subordinated Notes due April 15, 2007 were issued under, and are governed by, an indenture (the “Indenture”) between us and Wells Fargo Bank, National Association, as trustee. The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes and the Indenture. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. Wherever we refer to particular defined terms, those terms are incorporated herein by reference. In this section, references to “Skechers,” “we,” “our” or “us” refer solely to Skechers and not to any of our subsidiaries.

General

      The notes are our general, unsecured obligations. The notes are subordinated in right of payment, which means that they rank in right of payment behind certain of our other indebtedness as described below. Except as set forth below, the notes are limited to $90,000,000 aggregate principal amount. We are required to repay the full principal amount of the notes on April 15, 2007, unless they are required to be redeemed or repurchased on an earlier date by their terms.

      The notes bear interest at the annual rate shown on the front cover of this prospectus from the date of issuance of the notes. We will pay interest twice a year, on each April 15 and October 15 (each, an Interest Payment Date), beginning October 15, 2002, until the principal is paid or made available for payment or the notes have been converted. We will pay interest to the persons in whose name the note is registered at the close of business on the immediately preceding April 1 or October 1, as the case may be (each, a Regular Record Date). Interest payable per $1,000 principal amount of notes for the period from April 9, 2002 to October 15, 2002, will be $23.25. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      You may convert the notes into shares of our Class A common stock at any time before the close of business on April 15, 2007, unless the notes have been previously redeemed or repurchased. The initial conversion rate is stated on the front cover of this prospectus. The conversion rate may be adjusted as described below. Holders of notes called for redemption or submitted for repurchase are entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase.

      We may redeem some or all of the notes at any time before April 15, 2005 and prior to maturity at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if (1) the closing price of our Class A common stock on The New York Stock Exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the provisional redemption notice and (2) the registration statement of which this registration statement forms a part is effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. We will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to $135.00 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. We may redeem the notes at our option at any time on or after April 15, 2005, in whole or in part, at the redemption prices set forth below under “— Optional Redemption by Skechers,” plus accrued and unpaid interest to, but excluding, the redemption date. If there is a Change in Control, as defined below, holders of the notes may have the right to require us to repurchase their notes as described below under “— Repurchase at Option of Holders Upon a Change in Control.”

      No “sinking fund” is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

Further Issuances

      We may from time to time, without notice to you or your consent, create and issue up to $35,000,000 aggregate principal amount of further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

      The notes are issued:

•	only in fully registered form,

•	without interest coupons, and

•	in denominations of $1,000 and integral multiples thereof.

      Principal of, premium, if any, and interest on the notes will be payable, and the notes may be presented for registration or exchange, at the office or agency we maintain for such purpose in the Borough of Manhattan, City of New York. Until we designate otherwise, our office or agency will be the trustee’s corporate trust office presently located in the Borough of Manhattan, City of New York.

      The notes are currently evidenced by one or more global notes that have been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. (Cede), as nominee of DTC. The global note and any notes issued in exchange for the global note are subject to restrictions on transfer and will bear the legend regarding those restrictions substantially as set forth in “Notice to Investors.” Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      No global note will be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

•	DTC has notified us that it is unwilling or unable to continue as depository for the global note or has ceased to be a clearing agency registered as such under the Exchange Act or announces an intention permanently to cease business or does in fact do so, or

•	an Event of Default (as defined below) with respect to the notes represented by the global note has occurred and is continuing.

      In those circumstances, DTC will determine in whose names any notes issued in exchange for the global note will be registered.

      So long as the notes are registered in the name of Cede as nominee for DTC, DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot receive notes registered in your name if they are represented by the global notes

•	you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose, and

•	all payments on the global note will be made to DTC or its nominee.

      The laws of some jurisdictions require that certain kinds of purchasers can only own securities in physical, certificated form. These laws may limit your ability to acquire an interest in the notes and to transfer or encumber your beneficial interests, in the global note to these types of purchasers.

      Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee, called participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note appear and the only way the transfer of those interests can be made on the records kept by DTC (for its participants’ interests) and the records kept by those participants (for interests participants hold on behalf of other persons).

      Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same day funds settlement system, and settle in immediately available funds. Neither we nor the Initial Purchaser makes any representation as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

      We will make cash payments of interest on, and the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, only to Cede, the nominee for DTC, as the registered owner of the global notes. We will make these payments by wire transfer of immediately available funds on each payment date.

      We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants are the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      We will send any redemption notices to the trustee. If fewer than all of the notes are to be redeemed, the particular ratio to be redeemed will be selected by the trustee by a method that the trustee deems to be fair and appropriate. We understand that if fewer than all of the global notes are to be redeemed, DTC’s current practice is to determine by lot the amount of the holdings of each participant in the global notes to be redeemed.

      We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge or otherwise encumber their interest in the note to persons or entities that do not participate in the DTC book entry system, or otherwise take actions in respect of that interest, may be adversely affected by the lack of a physical certificate evidencing its interest.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

      DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants

(or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC’s policies and procedures, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. The trustee and we have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

      You may, at your option, convert the principal amount of any note that is an integral multiple of $1,000 into shares of our Class A common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased. If the notes are called for redemption or are subject to repurchase, you may convert your notes at any time before the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be, unless we default in making the payment due upon redemption or repurchase. In each case, the initial conversion rate is equal to 38.5089 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $25.9680 per share. The conversion rate is subject to adjustment as described below.

      The holder of a note can convert the note by delivering the note to the trustee’s corporate trust office, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. In the case of a global note, we have been informed that DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC’s rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered to the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full Class A common stock issuable upon conversion, together with payment in lieu of any fractional shares, and the trustee shall deliver the certificate(s) to the conversion agent for delivery to the holder of the note being converted. The Class A common stock issuable upon conversion of the notes will be fully paid and nonassessable.

      If you surrender a note for conversion on a date that is not an Interest Payment Date, you will not be entitled to receive any interest for the period from the preceding Interest Payment Date to the date of conversion, except as described below. However, if you are a holder of a note on a Regular Record Date, including a note that is subsequently surrendered for conversion after the Regular Record Date, you will receive the interest payable on such note on the next Interest Payment Date. To correct for this resulting overpayment of interest, we will require that any note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next Interest Payment Date be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the Regular Record Date and the close of business on the next Interest Payment Date.

      If we distribute rights or warrants (other than those referred to in clause (2) below) pro rata to holders of Class A common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Class A common stock issuable upon such conversion (the Conversion Shares), a number of rights or warrants to be determined as follows:

•	if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants, the Distribution Date, the same number of rights or warrants to which a holder of a number of shares of Class A common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of, and applicable to, the rights or warrants, and

•	if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Class A common stock into which such note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of, and applicable to, the rights or warrants.

      No other payment or adjustment for interest, or for any dividends on our Class A common stock, will be made upon conversion. If you receive Class A common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of Class A common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the closing sales price of our Class A common stock on The New York Stock Exchange on the conversion date.

      If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issuance or delivery of Class A common stock on conversion. However, you will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issuance or delivery of our Class A common stock in a name other than yours. We will not issue or deliver certificates representing Class A common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

      The conversion rate is subject to adjustment if, among other things:

(1) there is a dividend or other distribution payable in Class A common stock on any class of our capital stock,

(2) we issue to all holders of Class A common stock rights, options or warrants entitling them to subscribe for or purchase Class A common stock at less than the then current market price, calculated as described in the Indenture, of our Class A common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur,

(3) we subdivide, reclassify or combine our Class A common stock,

(4) we distribute to all holders of our Class A common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above

•	dividends and distributions paid in cash (except as set forth in paragraphs (5) and (6) below), and

•	distributions upon a merger or consolidation as discussed below,

(5) we make a distribution consisting exclusively of cash (excluding portions of distributions referred to in clause (4) above and cash distributed upon a merger or consolidation as discussed below) to all holders of our Class A common stock if the aggregate amount of the distribution combined together with (A) other such all cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our Class A common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our Class A common stock on the record date for such distribution and the number of shares of Class A common stock then outstanding, or

(6) a tender offer is successfully completed by us or any of our subsidiaries for our Class A common stock that involves aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our Class A common stock concluded within the 365-day period preceding the completion of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of Class A common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

      If we implement a rights plan, we are required under the Indenture to provide that the holder of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the Class A common stock prior to conversion, subject to certain limited exceptions.

      We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative required adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

      If we merge with or into or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Class A common stock into which the note was convertible immediately prior to the merger, consolidation, sale or transfer. This calculation will be made based on the assumption that the holder of Class A common stock failed to exercise any rights of election that the holder may have had to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our Class A common stock.

      We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. Any such determination will be conclusive. We will give holders of notes at least 15 days’ notice of this increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the Class A common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control as discussed below.

      If at any time we make a distribution of property to our stockholders that would be taxable to them as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets by us, but generally not stock dividends on Class A common stock or rights to subscribe for Class A common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details, see “Certain Federal Income Tax Considerations.”

Subordination

      The payment of the principal of, premium, if any, and interest on the notes, including any Liquidated Damages, and any amounts payable upon the redemption or repurchase of the notes, is subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of all of our Senior Debt. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. On December 31, 2001, we had $282.0 million of outstanding Senior Debt.

      “Senior Debt” means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and rent payable on or in connection with and all fees, costs, claims, expenses and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

•	all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument whether or not the recourse of the lender is to all of our assets or to only a portion

•	all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including, without limitation, overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof

•	all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles

•	all our obligations under leases for facilities, equipment or other assets entered into for financing purposes, whether or not capitalized

•	all our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements, or any personal property included as part of any such lease, which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property, whether or not such lease transaction is characterized as an operating lease or capitalized lease in accordance with generally accepted accounting principles

•	all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements

•	all our obligations with respect to letters of credit, bank guarantees, bankers’ acceptances and similar facilities, including related reimbursement obligations

•	all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business

•	all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

•	renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

      Senior Debt does not include:

•	the notes

•	any liability for federal, state, local or other taxes owed or owing by us

•	any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes

•	accounts payable or other accrued liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services, or

•	any indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries.

      We will not make any payment on account of the notes if any of the following occurs:

•	we default in our obligations to pay principal, premium, interest or other amounts on or in connection with our Senior Debt, including a default under any redemption or repurchase obligation (a “Payment Default”), and the default continues beyond any grace period that we may have to make those payments, or

•	a default (other than a Payment Default) occurs and is continuing on any Designated Senior Debt that permits the holders of the Designated Senior Debt to accelerate its maturity and the trustee has received a payment blockage notice from us, the holder of such debt or such other person permitted to give such notice under the Indenture.

      If payments of the notes have been blocked by a Payment Default, payments on the notes will resume (including missed payments, if any) when the Payment Default has been cured or waived. If payments on the notes have been blocked by a default other than a Payment Default, payments on the notes will resume (including missed payments, if any) on the earlier of (1) the date on which such default is cured or waived and (2) 179 days after the date on which the trustee receives the payment blockage notice if the maturity of the Designated Senior Debt has not been accelerated such that such debt is then presently payable, unless the Indenture otherwise prohibits payment at that time.

      No default (other than a Payment Default) that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice unless that existing non-payment default has been cured for a period of at least 90 days. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a payment blockage notice, no new period of payment blockage can be commenced until both of the following are satisfied:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments of principal, any premium and interest (and Liquidated Damages, if any) on the notes that have come due have been paid full in cash.

      “Designated Senior Debt” means (i) any indebtedness outstanding under our existing credit facility and (ii) our obligations under any particular Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be Designated Senior Debt for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

      In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on or in connection with all Senior Debt must be paid in full in cash or cash equivalents before you will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain payments or distributions in the form of junior securities). Due to the subordination provisions of the notes and the Indenture, in the event of insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you.

      The term “junior securities” means (i) equity interests in us or (ii) our securities that are subordinated to all Senior Debt that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt under the Indenture.

      The notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, are effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, and preferred stockholders, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the subsidiary’s assets and any indebtedness of the subsidiary senior to that which we hold, at least to the extent of the collateral for such indebtedness.

      The Indenture does not limit our ability to incur indebtedness, including Senior Debt, or the ability of any of our subsidiaries to incur indebtedness.

Optional Redemption by Skechers

      On or after April 15, 2005, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on April 15 of the following years (April 15, 2005 through April 14, 2006 in the case of the first of such periods):

Year	Redemption Price

2005	101.80%
2006	100.90%

and thereafter is equal to 100% of the principal amount.

      In each case, we will also pay accrued interest to, but excluding, the redemption date. The Indenture requires us to give notice of redemption not more than 60 days and not less than 30 days before the redemption date.

      If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Provisional Redemption by Skechers

      We may redeem the notes, in whole or in part, at any time before April 15, 2005, at a redemption price equal to $1,000 per $1,000 principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption if (1) the closing price of our Class A common stock on the New York Stock Exchange has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day immediately before the date of mailing of the redemption notice and (2) the shelf registration statement of which this prospectus forms a part covering resales of the notes and the Class A common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. Upon any provisional redemption, we will make an additional payment in cash or, at our option, Class A common stock, or in a combination of cash and Class A common stock, with respect to the notes called for redemption in an amount equal to $135.00 per $1,000 principal amount of the notes, less the amount of any interest actually paid on the note before the date of redemption. For purposes of any such payment in Class A common stock, the value of such Class A common stock will be at 95% of the average of the closing sales prices of the Class A common stock on the New York Stock Exchange for each of the five trading days ending with the third trading day immediately prior to the redemption date. We are obligated to make this additional payment on all notes called for redemption, including any notes converted after the notice date and before the redemption date. Because the number of shares of Class A common stock to be delivered to holders of notes in payment of the additional redemption payment (should we elect such payment option) is determined on the basis of the market price of our Class A common stock after we have given notice of the occurrence of the optional redemption and prior to the redemption date, the value of the Class A common stock on the date of delivery thereof to such holders may be more or less than the additional redemption price had we elected to pay such price in cash.

Repurchase at Option of Holders Upon a Change in Control

      If a Change in Control occurs, you have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

      At our option, instead of paying the repurchase price in cash, we, or the successor entity in the Change in Control transaction, may pay the repurchase price in Class A common stock, or in a combination of cash and Class A common stock, such Class A common stock to be valued at 95% of the average of the high and low sales prices of the Class A common stock on the New York Stock Exchange for each of the five consecutive trading days ending with the third trading day prior to the repurchase date. We may only pay the repurchase price in Class A common stock if the conditions provided in the Indenture designed to ensure that such shares will be freely transferable are satisfied. Because the number of shares of Class A common stock to be delivered to holders of notes in payment of the repurchase price (should we elect such payment option) is determined on the basis of the market price of our Class A common stock after we have given notice of the occurrence of the Change in Control and prior to the repurchase date, the value of the Class A common stock on the date of delivery thereof to such holders may be more or less than the repurchase price had we elected to pay such price in cash.

      Within 30 days after the occurrence of a Change in Control, we will mail you notice of the Change in Control and of your repurchase right arising as a result of the Change in Control. We will also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver, on or before the 30th day (or such greater period as may be required by applicable law) after the date of our notice, irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on a date that is no later than 45 days after your notice to the trustee.

      A Change in Control is deemed to have occurred at such time any of the following occurs:

(1) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, (A) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of our subsidiaries, any of our employee benefit plans, Robert Greenberg or a Related Party will not trigger this provision or (B) succeeds in having sufficient of its nominees (who are not supported by a majority of the then current board of directors) elected to the board of directors such that such nominees, when added to any existing directors remaining on the board of directors after such election who are affiliates of or acting in concert with such person, shall constitute a majority of the board of directors,

(2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

•	the transaction is a merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest or the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction, or

•	the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of us or another corporation, or

(3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

      However, a Change in Control is not deemed to have occurred if the average of the high and low sales price per share of our Class A common stock for any five trading days within (1) the period of 10 consecutive trading days ending immediately after the later of the Change in Control and the public announcement of the Change in Control, in the case of a Change in Control under clause (1)(A) above relating to an acquisition of capital stock not involving a merger or consolidation covered by clause (2) below, or (2) the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of a Change in Control under clause (1)(B), (2) or (3) above, in each case, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

      “Related Party” means (1) any parent, spouse, sibling or descendent of (a) Robert Greenberg, (b) M. Susan Greenberg or (c) any of Robert Greenberg’s children or grandchildren (collectively, “Immediate Family”) or (2) any trust, corporation, partnership, estate or other entity of which the beneficiaries, stockholders, partners or owners holding a 75% or greater interest consist of Robert Greenberg and/or members of his Immediate Family; provided that, in the case of clause (2), any interest holder other than Robert Greenberg or any member of his Immediate Family shall not be deemed a Related Party.

      For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate, and

•	whether a person is beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act.

      Any repurchase of notes arising as a result of the Change in Control will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable federal and state securities laws. To the extent the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not be deemed to cause a breach of our obligations under the Indenture.

      We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

      The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or subsequently all of our assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

      The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

      Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control in addition to the act of repurchasing the notes could cause an event of default or be prohibited or limited by the terms of our Senior Debt. As a result, any repurchase of the notes could, absent a waiver, be prohibited under the Indenture’s subordination provisions until the Senior Debt is paid in full. Further, we may not have the financial resources, or be unable to arrange financing, to pay the repurchase price for all the notes that holders seeking to exercise their repurchase right deliver to us. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default would occur, whether or not such repurchase is permitted by the Indenture’s subordination provisions. Any such default may, in turn, cause a default under our Senior Debt. For more details, see “— Subordination.”

Mergers and Sales of Assets

      Without the consent of the holders of the notes, we may not consolidate with or merge with or into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge with or into us or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to us, unless each of the following requirements is met:

•	the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is (A) a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia or (B) organized under the laws of a jurisdiction outside the United States and has common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the United States, including The Nasdaq Stock Market, Inc. and, in each case, if other than us, expressly assumes the due and punctual payment of the principal of, any premium, and interest (and Liquidated Damages, if any) on the notes and the performance of our other covenants under the Indenture;

•	immediately after giving effect to that transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and other specific conditions are met; and

•	an officer’s certificate and legal opinion relating to these conditions is delivered to the trustee.

      Upon any consolidation or merger or any transfer of all or substantially all of our assets, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture with the same effect as if such successor corporation had been named in the Indenture as our company, and we shall be released from the obligations under the notes and the Indenture except in the case of a lease or with respect to any obligations that arise from, or are related to, such transaction.

Events of Default

      The following are Events of Default under the Indenture:

•	we fail to pay principal of or any premium, if any, on any note when due, whether or not the payment is prohibited by the Indenture’s subordination provisions

•	we fail to pay any interest (including Liquidated Damages, if any) on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the Indenture’s subordination provisions

•	we fail to give the notice that we are required to give if there is a Change in Control, whether or not the notice is prohibited by the Indenture’s subordination provisions

•	we fail to perform or observe any other term, covenant or agreement contained in the notes or the Indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes

•	we fail to pay by the end of any applicable grace period, if any, after maturity of the principal of any indebtedness for money borrowed by us or any of our significant subsidiaries, if any, in excess of $10 million if the indebtedness is not discharged, or, if such indebtedness has been accelerated, such acceleration is not rescinded or annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes

•	we fail to deliver shares of Class A common stock, together with cash instead of fractional shares, when those shares of Class A common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and such failure continues for 10 days after such delivery date, or

•	certain events of bankruptcy, insolvency or reorganization with respect to us and our significant subsidiaries specified in the Indenture.

      Subject to the provisions of the Indenture relating to the trustee’s duties, if an Event of Default exists, the trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless they have offered to the trustee reasonable indemnity. Subject to such trustee indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction does not conflict with any rule of law or with the Indenture, and the trustee may take any other action the trustee deems proper which is not inconsistent with such direction.

      If an Event of Default, other than an Event of Default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the Indenture, rescind the acceleration if all Events of Default, other than the non-payment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

      You do not have any right to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy under the Indenture, unless:

•	you have given the trustee written notice of a continuing Event of Default

•	the registered holders of at least 25% of the aggregate principal amount of all outstanding notes have made a written request of the trustee to take action because of the default and have furnished reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action

•	the trustee shall not have taken action for 60 days after receiving such notice and offer of indemnification, and

•	the trustee has not received any direction inconsistent with such written request from the holders of a majority of the aggregate principal amount of all outstanding notes during such 60-day period.

      These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest (and Liquidated Damages, if any) on, a note, or the repurchase price payable for a note on or after the due dates for such payments, or of the right to convert the note in accordance with the Indenture.

      We will furnish to the trustee annually a statement as to our performance of our obligations under the Indenture and as to any default in performance.

Modification and Waiver

      The Indenture contains provisions permitting us and the trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the notes. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we and the trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders, provided, that no such modification may, without the consent of each holder affected thereby:

•	change the stated maturity of the principal or interest of any note

•	reduce the principal amount, any premium or interest on any note

•	reduce the amount payable on any note upon a redemption at our option

•	amend or modify our obligation to make or consummate a repurchase offer upon a Change in Control in a manner adverse to the holders of the notes after our obligation to make a Change in Control repurchase offer arises

•	change the place or currency of payment on any note

•	impair the right to institute suit for the enforcement of any payment on or conversion of any note

•	modify the subordination provisions in a manner that is adverse to the holder of any notes

•	adversely affect the right of any holder of notes to convert its notes

•	reduce the percentage of holders whose consent is needed to modify, amend or waive any provision in the Indenture, or

•	modify the provisions dealing with modification and waiver of the Indenture, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

      The holders of a majority in principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest (or Liquidated Damages, if any) or the repurchase price.

      Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

Registration Rights

      The following summarizes some, but not all, of the registration rights provided in the registration rights agreement (the “Registration Rights Agreement”) that we entered into with the Initial Purchaser on April 9, 2002. You should refer to the Registration Rights Agreement, a copy of which we will make available to beneficial holders of the notes upon request, for a full description of the registration rights that apply to the notes.

      In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of Class A common stock issuable upon conversion of the notes, but excluding securities that are eligible for disposition under Rule 144 of the Securities Act, that we would, at our expense:

•	file with the SEC, on or prior to 90 days following April 9, 2002, a shelf registration statement covering resales of the Registrable Securities (as defined in the Registration Rights Agreement),

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to 180 days following April 9, 2002, subject to our right to postpone having the shelf registration statement declared effective for an additional 60 days in limited circumstances, and

•	use our reasonable best efforts to keep effective the shelf registration statement until, subject to certain exceptions set forth in the Registration Rights Agreement, the earlier of:

(1) the date on which there are no outstanding Registrable Securities, or

(2) the expiration of the holding period applicable to such Registrable Securities held by persons who are not affiliates of Skechers under Rule 144(k) under the Securities Act or any successor previously subject to specific permitted exceptions (the “Effectiveness Period”).

      We agreed to provide to each holder of Registrable Securities copies of this prospectus, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

      Upon written notice to all the holders of notes, we will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of Registrable Securities during prescribed periods of time if we possess material non-public information the disclosure of which would have a material adverse effect on us. The periods during which we can suspend the use of the prospectus may not exceed a total of 60 consecutive days. Upon receipt of such notice, the holders of notes will be required to cease disposing of securities under the prospectus and to keep the notice confidential.

      Liquidated damages (“Liquidated Damages”) will accrue on the notes that are transfer restricted securities under the Registration Rights Agreement if any of the following events, which we refer to as Registration Defaults, occurs:

•	on or prior to 90 days following April 9, 2002, a shelf registration statement has not been filed with the SEC,

•	on or prior to 180 days following April 9, 2002, the SEC does not declare the shelf registration statement effective, or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 60 consecutive days.

      In any case, Liquidated Damages will accrue on the notes that are transfer restricted securities at a rate of 0.5% of the principal amount per annum from and including the day following the Registration Default to, but excluding, the day on which the Registration Default is cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages begin to accrue. Under no circumstances will we be required to accrue Liquidated Damages in excess of 0.5% per annum at any time.

      A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling securityholder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

      We mailed a notice and questionnaire to the holders of Registrable Securities not fewer than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective (the “Effective Time”).

      No holder of Registrable Securities was entitled to be named as a selling securityholder in the shelf registration statement as of the Effective Time, and no holder of Registrable Securities was entitled to use the prospectus that is part of the shelf registration statement for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire. Holders of Registrable Securities will, however, have at least 20 calendar days from the date on which the notice and questionnaire was first mailed to them to return a completed and signed notice and questionnaire to us.

      Beneficial owners of Registrable Securities who had not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. When we receive a completed and signed notice and questionnaire prior to the Effective Date of the Registration Statement, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

      We agreed in the Registration Rights Agreement to use our reasonable efforts to cause the shares of Class A common stock issuable upon conversion of the notes to be listed on the New York Stock Exchange. However, if the Class A common stock is not then listed on the New York Stock Exchange, we will use our reasonable efforts to cause the shares of Class A common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the Class A common stock is then quoted or listed, if any, on or prior to the effectiveness of the shelf registration statement.

      We gave notice to holders of the notes by mail to the addresses of the holders as they appear in the Security Register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

      We will replace, at the holders’ expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

No Personal Liability of Stockholders, Officers, Directors and Employees

      No direct or indirect stockholder, officer, director or employee, as such, past, present or future of Skechers, or any successor entity, shall have any personal liability in respect of our obligations under the Indenture or the notes solely by reason of his or its status as such stockholder, officer, director or employee.

The Trustee

      The trustee for the holders of notes issued under the Indenture is Wells Fargo Bank, National Association. If an Event of Default occurs, and is continuing, the trustee is required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of notes, unless they have offered the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

      Set forth below is a summary of some relevant provisions of our Certificate of Incorporation and Bylaws and Delaware law in effect at the date of this prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the full Certificate of Incorporation and Bylaws. The full text of the Certificate of Incorporation and Bylaws is available at our principal executive offices in Manhattan Beach, California.

      Our authorized capital stock consists of 160,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of the 160,000,000 shares of common stock authorized, 100,000,000 shares are designated as Class A common stock and 60,000,000 shares are designated as Class B common stock. As of December 31, 2001, there were 15,287,086 shares of Class A common stock outstanding, 21,468,309 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

Class A Common Stock and Class B Common Stock

General

      The holders of our Class A common stock and Class B common stock have identical rights except with respect to voting, conversion and transfer. All shares of Class B common stock outstanding upon the effective date of this prospectus, and the shares of Class A common stock offered hereby will, upon issuance and sale, be fully paid and nonassessable.

Voting Rights

      Holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by the stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any shares of our preferred stock. Except as otherwise provided by law or in our Certificate of Incorporation, and subject to any voting rights granted to holders of any outstanding shares of our preferred stock, amendments to our Certificate of Incorporation must be approved by a majority of the votes entitled to be cast by all shares of our Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. However, amendments to our Certificate of Incorporation that would alter or change the powers, preferences or special rights of our Class A common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of our Class A common stock, voting as a separate class. Any amendment to our Certificate of Incorporation to increase the authorized shares of any class requires the approval of a majority of the votes entitled to be cast by all shares of our Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to the rights set forth in any series of preferred stock created as described below.

Dividends, Distributions and Stock Splits

      Holders of our Class A common stock and Class B common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any preferential rights of any outstanding shares of our preferred stock.

      Dividends or distributions consisting of shares of our Class A common stock and Class B common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and (ii) the number of shares so paid will equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock. In the case of dividends or distributions consisting of other voting shares of ours, we will declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that the voting rights of each such security paid to the holders of the Class A common stock shall be one-tenth of the voting rights of each such security paid to the holders of Class B common stock, and such security paid to the holders of Class B common stock shall convert into the security paid to the holders of the Class A common stock upon the same terms and conditions applicable to the Class B common stock. In the case of dividends or distributions consisting of securities convertible into, or exchangeable for, our voting securities, we will provide that such convertible or exchangeable securities and the underlying securities be identical in all respects, except that the voting rights of each security underlying the convertible or exchangeable security paid to the holders of the Class A common stock shall be one-tenth of the voting rights of each security underlying the convertible or exchangeable security paid to the holders of Class B common stock, and such underlying securities paid to the holders of Class B common stock shall convert into the security paid to the holders of the Class A common stock upon the same terms and conditions applicable to the Class B common stock.

      We may not reclassify, subdivide or combine shares of either class of our common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Conversion of Class B Common Stock

      A share of our Class B common stock is convertible into a share of our Class A common stock on a share-for-share basis at the option of the holder thereof at any time, or automatically upon transfer to a person or entity which is not a Permitted Transferee (as defined in our Certificate of Incorporation). In general, Permitted Transferees will include all holders of the Class B common stock outstanding immediately prior to this offering and any Person (as defined in our Certificate of Incorporation) that is an affiliate, spouse or descendent of any such holder, their estates or trusts for their benefit. Our Class A common stock has no conversion rights.

Liquidation

      In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of shares of our preferred stock, if any, our remaining assets will be distributed ratably among the holders of our Class A common stock and Class B common stock, treated as a single class.

Mergers and Other Business Combination

      Upon our merger, combination or other similar transaction in which shares of our common stock are exchanged for or changed into other stock or securities, cash and/or any other property, holders of each class of our common stock will be entitled to receive an equal per share amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of our common stock is exchanged or changed; provided that in any transaction in which shares of capital stock are distributed, such shares so exchanged for or changed into may differ as to voting rights and certain conversion rights to the extent and only to the extent that the voting rights and certain conversion rights of our Class A common stock and Class B common stock differ at that time.

Other Provisions

      The holders of our Class A common stock and Class B common stock are not entitled to preemptive rights. There are no redemption provisions or sinking fund provisions applicable to our Class A common stock or Class B common stock.

Preferred Stock

      Our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Our Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us, or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of us without action by our stockholders including, but not limited, to, a tender offer to purchase shares of our common stock at a premium over then current market prices. We have no present plan to issue any shares of preferred stock.

Registration Rights

      We have entered into a registration rights agreement with the Greenberg Family Trust, of which Robert Greenberg, our Chairman of the Board and Chief Executive Officer is a trustee, and Michael Greenberg, our President, pursuant to which we have agreed that we will, on up to two separate occasions per year, register up to one-third of the shares of our Class A common stock issuable upon conversion of their shares of our Class B common stock beneficially owned by each of them as of the closing of our initial public offering of Class A common stock on June 14, 1999 in any one year provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. We also agreed that, if we shall cause to be filed with the Commission a registration statement, each such stockholder shall have the right to include up to one-third of the shares of Class A common stock issuable upon conversion of their Class B common stock beneficially owned by each of them as of the closing of our initial public offering of Class A common stock on June 14, 1999 in such registration statement provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. All expenses of such registrations shall be at our expense. However, the Greenberg Family Trust and Michael Greenberg have agreed to waive such rights with respect to the registration rights to be granted upon the issuance of the notes to the holders of such notes and our Class A common stock into which they may be converted.

Anti-takeover Effects of Provisions of the Company’s Charter and Bylaws

      Our Bylaws provide that our Board of Directors is divided into three classes. Class I Directors serve until the annual meeting of stockholders in 2003 and thereafter for the terms of three years until their successors have been elected and qualified. Class II Directors serve until the annual meeting of stockholders in 2004 and thereafter for terms of three years until their successors have been elected and qualified. Class III Directors serve until the annual meeting of stockholders in 2002 and thereafter for terms of three years until their successors have been elected and qualified. Our stockholders have no cumulative voting rights and the stockholders representing a majority of the votes entitled to be cast by all outstanding shares of our Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, are able to elect all of the directors. Our Bylaws also provide that any action that is required to be or may be taken at any annual or special meeting of our stockholders, may, if such action has been earlier approved by our Board, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Our Bylaws provide that only our Board of Directors or Chairman may call a special meeting of the stockholders.

      The classification of our Board of Directors and lack of cumulative voting makes it more difficult for our existing stockholders to replace the Board of Directors as well as for any other party to obtain control of us by replacing the Board. Since our Board of Directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders of another party to effect a change in management.

      These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and in the policies furnished by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of changes in our management.

Section 203 of the Delaware General Corporation Law

      Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of “business combinations” with an “interested stockholder” (defined generally as a person owning 15% of more of a corporation’s outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Our Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

      Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of our Class A common stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in our Class A common stock that often result from takeover attempts.

1998 Stock Option Plan

      For a description of our 1998 Stock Option, Deferred Stock and Restricted Stock Plan, see Note 5 of the notes to our consolidated financial statements incorporated herein by reference.

1998 Employee Stock Purchase Plan

      For a description of our 1998 Employee Stock Purchase Plan, see Note 5 of the notes to our consolidated financial statements incorporated herein by reference.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, New York, New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain anticipated United States federal income tax consequences relating to the purchase, ownership and disposition of the notes or shares of our Class A common stock into which the notes may be converted, and is for general information purposes only. This summary is based on the Internal Revenue Code 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and subject to differing interpretations, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and conclusions reached in the following summary. Therefore, there can be no assurance that the IRS will not successfully challenge one or more of the statements or conclusions described in this offering memorandum.

      This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual circumstances or to certain types of holders subject to special tax rules, such as financial institutions, real estate investment trusts, regulated investment companies, broker-dealers, dealers in securities or currencies, insurance companies, tax-exempt investors, partnerships or other passthrough entities, persons holding notes in connection with a hedging straddle, conversion, “synthetic security” or other integrated transaction for United States federal income tax purposes, or holders whose “functional currency” is not the U.S. dollar. Further, this summary does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state, local or foreign government that may be applicable to the notes, our common stock acquired upon conversion of a note, and holders thereof. This summary assumes that holders will hold the notes and the shares of our common stock into which the notes are convertible as “capital assets” (generally, for investment). Except as otherwise indicated, this discussion does not address any tax consequences that may be applicable to holders other than original purchasers acquiring notes pursuant to this offer at the price offered herein.

      Each prospective purchaser of the notes should consult its tax advisor with respect to the tax consequences to it of the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note in light of its particular circumstances, including tax consequences under state, local, foreign, United States federal estate or gift and other tax laws and the possible effects of changes in United States federal income and other tax laws.

      For purposes of this summary, a “U.S. holder” is a beneficial owner of notes or shares of our common stock into which the notes may be converted that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in or organized under the laws of the United States or any State or political subdivision thereof, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust, the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person. A “Non-U.S. holder” is a beneficial owner of notes or shares of our common stock into which the notes may be converted that is not a U.S. holder. All references in this summary to “holders” are to both U.S. and Non-U.S. holders.

      If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of a note (or our Class A common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of the notes or our Class A common stock acquired upon conversion of a note.

U.S. Holders

Payments of Interest on the Notes

      U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holders’ method of accounting for United States federal income tax purposes. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest. As more fully described under “Description of the Notes — Registration Rights,” the interest rate on the notes is subject to increase by the payment of liquidated damages if, among other things, the notes are not registered with the SEC within prescribed time periods. As more fully described under “Description of Notes — Provisional Redemption by Skechers”, we may repurchase the notes upon the occurrence of certain events for amounts in excess of the principal amounts of such notes. As more fully described under “Description of Notes — Repurchase at Option of Holders,” a holder may require us to repurchase notes for amounts in excess of the principal amount of such notes upon a change in control as described therein. Certain rules under applicable Treasury regulations generally allow prospective payments of such excess amounts to be disregarded in computing a holder’s interest income if the possibility of paying such amounts is treated as a remote or incidental contingency. We intend to treat the possibility that we will pay any such excess amounts as remote or incidental contingencies within the meaning of such regulations and, therefore, in the unlikely event an additional amount becomes due on the notes, we believe U.S. holders should be taxable on such amount at the time it accrues or is received in accordance with each such U.S. holder’s method of accounting for United States federal income tax purposes. Our determination that the possibility that such additional amounts will have to be paid is a remote or incidental contingency is binding on each U.S. holder unless the U.S. holder explicitly discloses in the manner required by applicable Treasury regulations that its determination is different from ours. Our determinations, as discussed above, are not, however, binding on the IRS.

Market Discount

      A U.S. holder that purchases, subsequent to its original issuance, a note for a price that is less than the principal amount will be subject to the rules relating to market discount. Subject to a de minimis exception, any gain recognized by the U.S. holder upon a sale or other disposition of the note will be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount generally accrues on a straight line basis over the remaining term of the note, but the holder can elect to compute accrued market discount based on the economic yield of the note. The holder of a note with market discount might be required to recognize gain to the extent of accrued market discount even if the disposition takes a form (such as a gift) in which the holder would not normally be required to recognize gain. The market discount rules will not affect the tax consequences to the holder upon conversion of the note, which will generally be tax-free under the rules more fully described below under “Conversion of the Notes into Common Stock”. The market discount that accrued prior to conversion, however, will be carried over to the stock received on conversion, and, to that extent, any gain recognized by U.S. holder upon disposition of the stock will be treated as ordinary income. Finally, if the U.S. holder’s purchase of the notes is debt-financed, the U.S. holder will not be entitled to deduct interest expense allocable to accrued market discount until it recognizes the corresponding income. The U.S. holder of a note with market discount may elect to include the market discount in income as it accrues. If this election is made, any gain recognized on a disposition of the note would be entirely capital gain, and the rules deferring the deduction of interest on related loans would not apply.

Premium

      If a U.S. holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition (other than payments of qualified stated interest), the holder will be considered to have purchased the note with “amortizable bond premium.” Generally, a U.S. holder may elect to amortize the premium as an offset to qualified stated interest income in respect of the note, using a constant yield method prescribed under applicable Treasury regulations, over the remaining term of the note. Any such premium is not amortizable, however, to the extent it reflects the value of the conversion privilege of the note.

A U.S. holder who elects to amortize bond premium must reduce the holder’s tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owed and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service.

Sale, Redemption or Repurchase of the Notes

      Except as set forth below under “Conversion of the Notes into Common Stock,” a U.S. holder generally will recognize capital gain or loss upon the sale, redemption or other taxable disposition of the notes in an amount equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued but unpaid interest on the notes not previously included in income or, in the case of a subsequent purchase of notes, amounts attributable to market discount on the note that accrued prior to the disposition (which will be taxable as ordinary interest income), and the U.S. holder’s adjusted tax basis in such notes. A U.S. holder’s tax basis in a note generally will be equal to the cost of the note to such U.S. holder, increased, in the case of a subsequent purchaser, by any market discount previously included in income in respect thereof, and reduced (but not below zero) by any payments on the note other than payments of qualified stated interest and, in the case of a subsequent purchaser, by any premium that the U.S. holder has taken into account. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the notes exceeds one year at the time of disposition.

Adjustment of the Conversion Price

      Certain adjustments to, or failure to adjust, the conversion price of the notes may cause U.S. holders of notes or shares of our common stock to be treated as having received a distribution on such notes or stock, to the extent such adjustments or failure to adjust result in an increase in the proportionate interest of such U.S. holders in our company. Such a distribution may be taxable to U.S. holders as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under “Distributions on the Common Stock.”

Conversion of the Notes into Common Stock

      Subject to the discussion under “Market Discount” above, a U.S. holder generally will not recognize income, gain or loss upon conversion of the notes into our common stock, except with respect to the receipt of cash in lieu of fractional shares, as described below. A U.S. holder’s tax basis in such common stock will be the same as the U.S. holder’s adjusted tax basis in the corresponding notes converted at the time of conversion (reduced by any tax basis allocable to a fractional share, as described below), and the U.S. holder’s holding period for such common stock will include the U.S. holder’s holding period for the notes that were converted.

      Cash received in lieu of a fractional share of common stock upon conversion of the notes into our common stock will be treated as a payment in exchange for such fractional share (deemed to be received by the U.S. holder on conversion), and generally should result in capital gain or loss measured by the difference between the cash received of such fractional share and the U.S. holder’s adjusted tax basis allocable to the fractional share.

Distributions on the Common Stock

      Distributions on our common stock received upon conversion of the notes will constitute dividends, taxable to U.S. holders as ordinary income, to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. To the extent that a U.S. holder receives distributions on shares of our common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in the shares of our common stock. Any such non-dividend distributions in excess of the U.S. holder’s tax basis in the shares of our common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to U.S. holders that are corporations may qualify for the dividends-received deduction.

Disposition of the Common Stock

      Subject to the discussion under “Market Discount” above, a U.S. holder generally will recognize capital gain or loss upon the disposition of shares of our common stock in an amount equal to the difference between the amount realized on such disposition and the U.S. holder’s adjusted tax basis in such common stock. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for our common stock exceeds one year at the time of such sale or exchange.

Non-U.S. Holders

Payments of Interest on the Notes

      Payments of interest on a note generally will not be subject to United States federal withholding tax, provided that (i) the Non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all our voting stock, (ii) the Non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership within the meaning of United States federal income tax laws and (iii) the Non-U.S. holder either (A) provides to us or our paying agent a statement signed under penalties of perjury on the applicable IRS form that includes its name and address and certifies that it is not a United States person in compliance with applicable requirements and satisfies all documentary evidence requirements for establishing that it is not a United States person or (B) holds its note through certain foreign intermediaries or certain foreign partnerships and such Non-U.S. holder and entities satisfy certain certification and other documentary evidence requirements.

      If a Non-U.S. holder does not satisfy the requirements described above, payments of interest on a note will be subject to 30% United States federal withholding tax unless such Non-U.S. holder provides to us or our paying agent the applicable IRS form in which the Non-U.S. holder either (i) claims an exemption from or reduction in withholding under an applicable income tax treaty or (ii) states that interest paid on the note is not subject to United States federal withholding tax because such interest is effectively connected with such Non-U.S. holder’s conduct of a trade or business in the United States.

Dividends on the Common Stock

      Dividends paid on our common stock to a Non-U.S. holder, and any deemed dividends resulting from an adjustment to or a failure to adjust the conversion price of the notes (see “U.S. Holders Adjustment of the Conversion Price,” above), generally will be subject to 30% United States federal withholding tax, unless (i) such Non-U.S. holder is eligible for an exemption from or reduction in withholding under an applicable tax treaty or (ii) the dividends are effectively connected with such Non-U.S. holder’s conduct of a trade or business in the United States. A Non-U.S. holder will be required to file the applicable IRS form to claim tax treaty benefits or to claim an exemption for effectively connected income.

Gain on Disposition of the Notes and Common Stock

      A Non-U.S. holder generally will not be subject to United States federal income or withholding tax with respect to gain realized on the disposition (as defined under “U.S. Holders — Sale, Redemption or Repurchase of the Notes,” above) of a note (except with respect to accrued and unpaid interest, which may be subject to United States federal withholding tax as described above under “Payments of Interest on the Notes”) or our common stock unless (i) such Non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, (ii) the gain is effectively connected with such Non-U.S. holder’s conduct of a trade of business in the United States or, if such Non-U.S. holder is a treaty resident, such gain is attributable to the Non-U.S. holder’s permanent establishment or a fixed base in the United States or (iii) such Non-U.S. holder is subject to provisions of United States tax law applicable to certain United States expatriates.

Conversion of the Notes into Common Stock

      A Non-U.S. holder generally will not be subject to United States federal income tax on the conversion of a note into common stock. Cash received in lieu of a fractional share of common stock upon conversion of a note into our common stock, as discussed above under “U.S. Holders — Conversion of the Notes into Common Stock,” may be subject to the rules described above under “Gain on Disposition of the Notes and Common Stock.”

Effectively Connected Income

      A Non-U.S. holder generally will be taxed in the same manner as a U.S. holder on interest paid on a note, dividends paid (or deemed paid) on our common stock or gain realized on the disposition of a note or our common stock if such items of income or gain are effectively connected with such Non-U.S. holder’s conduct of a trade of business in the United States or, if such Non-U.S. holder is a treaty resident, such items of income or gain are attributable to the Non-U.S. holder’s permanent establishment or a fixed base in the United States. Non-U.S. holders that are engaged in a trade or business within, or have a permanent establishment or a fixed base in the United States should consult their tax advisors as to the treatment of the items of income or gain discussed in the proceeding sentence. In addition, a Non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty, with respect to income or gain that is effectively connected with such Non-U.S. holder’s conduct of a trade of business in the United States.

Backup Withholding and Information Reporting

      U.S. Holders. Payments of interest on the notes or dividends on our common stock, or the proceeds of the disposition of either, may be subject to information reporting and United States federal backup withholding tax at the applicable rate (currently 30% for payments made in 2002, with such rate gradually being reduced over subsequent years to 28% for payments made in 2006) if the recipient of such payment fails to supply to us or our paying agent a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that U.S. holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

      Non-U.S. Holders. A Non-U.S. holder may be required to comply with certification procedures to establish that the holder is not a United States person in order to avoid backup withholding tax with respect to our payments of principal and interest on the notes or dividends on our common stock, or the proceeds of the disposition of either. In addition, we must report annually to the IRS and to each Non-U.S. holder the amount of any interest and dividends paid to and the tax withheld (if any) with respect to such Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in April 2002. The notes were resold by the Initial Purchaser to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the notes and the underlying Class A common stock pursuant to this prospectus.

      The following table contains information as of May 1, 2002, with respect to the selling securityholders and the principal amount of notes and the underlying Class A common stock beneficially owned by each of the selling securityholders that may be offered using this prospectus.

			Number of Shares
	Principal Amount		of Class A	Percentage of
	at Maturity of Notes		Common Stock	Class A
	Beneficially Owned	Percentage of	That May be	Common Stock
Name(3)(4)	That May be Sold	Notes Outstanding	Sold(1)	Outstanding(2)

Bank of New York	$12,670,000	14.1%	487,908	3.0%
Bear, Stearns Securities Corp.	11,000,000	12.2	423,598	2.6
BNY-Barclays Capital Securities Ltd.	2,850,000	3.2	109,750	*
CIBC World Markets Corp.	1,450,000	1.6	55,837	*
Comerica Bank	630,000	0.7	24,260	1.5
Credit Suisse First Boston Corporation	8,500,000	9.4	327,325	2.0
Deutsche Bank Securities Inc.	4,000,000	4.4	154,035	*
First Union Securities, Inc.	8,250,000	9.2	317,698	2.0
Goldman, Sachs & Co.	7,500,000	8.3	288,817	1.8
J.P. Morgan Securities Inc.	4,000,000	4.4	154,035	*
J.P. Morgan Chase Bank	1,000,000	1.1	38,508	*
Morgan Stanley & Co. Incorporated	22,150,000	24.6	852,972	5.2
Prudential Securities Incorporated Custodial Account	3,000,000	3.3	115,526	*
UBS Warburg LLC	3,000,000	3.3	115,526	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion price of approximately $25.9680 per share of Class A common stock. However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 15,667,855 shares of Class A common stock outstanding as of March 25, 2002. In calculating this amount, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4)	Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes, do not beneficially own any Class A common stock other than the Class A common stock issuable upon conversion of the notes at the initial conversion rate.

      We prepared this table based upon the information supplied to us by the selling securityholders named in the table. The selling security holders listed in this table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

      Because the selling securityholders may offer all or some of their notes or the underlying Class A common stock from time to time, we cannot estimate the amount of the notes or underlying Class A common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying Class A common stock offered by this prospectus. The notes and the underlying Class A common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Class A common stock.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying Class A common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying Class A common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and underlying Class A common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and underlying Class A common stock may be sold in one or more transactions at:

•	fixed prices

•	prevailing market prices at the time of sale

•	varying prices determined at the time of sale, or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying Class A common stock may be listed or quoted at the time of the sale, including The New York Stock Exchange in the case of the Class A common stock

•	in the over-the-counter market

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with the sales of the notes and underlying Class A common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying Class A common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying Class A common stock short and deliver notes and underlying Class A common stock to close out short positions, or loan or pledge notes and underlying Class A common stock to broker-dealers that, in turn may sell the notes and underlying Class A common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying Class A common stock by the selling securityholders. Selling securityholder may not sell any or all of the notes and the underlying Class A common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying Class A common stock by other means not described in this prospectus.

      Our Class A common stock trades on the New York Stock Exchange under the symbol “SKX.” We cannot assure you as to the development of liquidity or any trading market for the notes. See “Risk Factors — There is no public market for the notes being offered and restrictions on transfer of the notes and the Class A common stock issuable upon conversion of the notes may significantly impair the liquidity of the notes.”

      There can be no assurances that any selling securityholder will sell any or all of the notes or underlying Class A common stock pursuant to this prospectus. In addition, any notes or underlying Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling securityholders and other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rule include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying Class A common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying Class A common stock to engage in market-making activities with respect to the particular notes and the underlying Class A common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying Class A common stock.

      Pursuant to the Registration Rights Agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying Class A common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      Certain matters relating to this offering are being passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California. A member of our Board of Directors is a partner at Kirkpatrick & Lockhart LLP and holds an option to purchase 30,000 shares of Class A common stock.

EXPERTS

      The consolidated financial statements and schedule of Skechers U.S.A., Inc. as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses payable by the Registrant in connection with this offering, other than underwriting commissions and discounts, all of which are estimated except for the Securities and Exchange Commission filing fees.

Item	Amount

Securities and Exchange Commission registration fee	$8,280
Trustee’s fees and expenses	10,000
Legal fees and expenses	100,000
Accounting fees and expenses	75,000
Miscellaneous expenses	6,720

Total	$200,000

Item 15.     Indemnification of Directors and Officers.

      Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our Board of Directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer’s duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

      We also have directors’ and officers’ liability insurance.

Item 16.     Exhibits.

Exhibit
Number	Description of Exhibit

2.1	Agreement of Reorganization and Plan of Merger (incorporated by reference to exhibit number 3.2(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
3.1	Certificate of Incorporation (incorporated by reference to exhibit number 3.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
3.2	Bylaws (incorporated by reference to exhibit number 3.2 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
3.2(a)	Amendment to Bylaws (incorporated by reference to exhibit number 3.2(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
4.1	Form of Specimen Class A Common Stock Certificate (incorporated by reference to exhibit number 4.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
4.2	Purchase Agreement, dated April 14, 2002, between the Registrant and CIBC World Markets Corp., relating to the 4.50% Convertible Subordinated Notes.
4.3	Indenture, dated April 9, 2002, between the Registrant and Wells Fargo Bank, National Association, as Trustee, relating to the 4.50% Convertible Subordinated Notes.
4.4	Form of Specimen Restricted Global Security.
4.5	Registration Rights Agreement, dated April 9, 2002, between the Registrant and CIBC World Markets Corp., relating to the 4.5% Convertible Subordinated Notes.
5.1	Opinion of Kirkpatrick & Lockhart LLP.
10.1	Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit number 10.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.1(a)	Amendment No. 1 to Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit number 4.4 of the Registrant’s Registration Statement on Form S-8 (File No. 333-71114), filed with the Securities and Exchange Commission on October 5, 2001).
10.2	Amended and Restated 1998 Employee Stock Purchase Plan (incorporated by reference to exhibit number 10.1 of the Registrant’s Form 10-Q for the three months ending June 30, 2000).
10.3	Employment Agreement dated June 14, 1999, between the Registrant and Robert Greenberg (incorporated by reference to exhibit number 10.3 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.3(a)	Amendment No. 1 to Employment Agreement between the Registrant and Robert Greenberg dated December 31, 1999 (incorporated by reference to exhibit number 10.3(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.4	Employment Agreement dated June 14, 1999, between the Registrant and Michael Greenberg (incorporated by reference to exhibit number 10.4 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.4(a)	Amendment to Employment Agreement between the Registrant and Michael Greenberg dated December 31, 2000 (incorporated by reference to exhibit number 10.4(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.5	Employment Agreement dated June 14, 1999, between the Registrant and David Weinberg (incorporated by reference to exhibit number 10.5 of the Registrant’s Form 10-Q for the period ending June 30, 1999).

Exhibit
Number	Description of Exhibit

10.5(a)	Amendment No. 1 to Employment Agreement between the Registrant and David Weinberg dated December 31, 2000 (incorporated by reference to exhibit number 10.5(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.6	Indemnification Agreement dated June 7, 1999 between the Registrant and its directors and executive officers (incorporated by reference to exhibit number 10.6 of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.6(a)	List of Registrant’s directors and executive officers who entered into Indemnification Agreement referenced in Exhibit 10.6 with the Registrant (incorporated by reference to exhibit number 10.6(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.7	Registration Rights Agreement dated June 9, 1999, between the Registrant, the Greenberg Family Trust, and Michael Greenberg (incorporated by reference to exhibit number 10.7 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.8	Tax Indemnification Agreement dated June 8, 1999, between the Registrant and certain shareholders (incorporated by reference to exhibit number 10.8 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.9	Lease Agreement, dated July 1, 1999, between the Registrant and Richard and Donna Piazza, regarding 1108-B Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.22 of the registrant’s Form 10-K for the year ending December 31, 1999).
10.10	Amended and Restated Loan and Security Agreement between the Registrant and Heller Financial, Inc., dated September 4, 1998 (incorporated by reference to exhibit number 10.10 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(a)	Term Loan A Note, dated September 4, 1998, between the Registrant and Heller Financial, Inc. (incorporated by reference to exhibit number 10.10(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(b)	Revolving Note dated September 4, 1998, between the Registrant and Heller Financial, Inc. (incorporated by reference to exhibit number 10.10(b) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(c)	First Amendment to Amended and Restated Loan and Security Agreement, dated September 11, 1998 (incorporated by reference to exhibit number 10.10(c) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(d)	Second Amendment to Amended and Restated Loan and Security Agreement, dated December 23, 1998 (incorporated by reference to exhibit number 10.10(d) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(e)	Third Amendment to Amended and Restated Loan and Security Agreement dated February 1, 2000 (incorporated by reference to exhibit number 10.10(e) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.10(f)	Forth Amendment to Amended and Restated Loan and Security Agreement dated June 1, 2000 (incorporated by reference to exhibit number 1010(f) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.10(g)	Fifth Amendment to Amended and Restated Loan and Security Agreement dated July 11, 2001 (incorporated by reference to exhibit number 10.10(g) of the Registrant’s Form 10-Q for the three months ended September 30, 2001).
10.11	Lease Agreement, dated April 15, 1998, between the Registrant and Holt/ Hawthorn and Victory Partners, regarding 228 Manhattan Beach Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.11 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).

Exhibit
Number	Description of Exhibit

10.12	Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.12 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.13	Lease Agreement, dated June 12, 1998, between the Registrant and Richard and Donna Piazza, regarding 1112 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.13 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.14	Lease Agreement, dated November 21, 1997, between the Registrant and The Prudential Insurance Company of America, regarding 1661 So. Vintage Avenue, Ontario, California (incorporated by reference to exhibit number 10.14 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.15	Lease Agreements, dated November 21, 1997, between the Registrant and The Prudential Insurance Company of America, regarding 1777 So. Vintage Avenue, Ontario, California (incorporated by reference to exhibit number 10.15 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.16	Commercial Lease Agreement, dated April 10, 1998, between the Registrant and Proficiency Ontario Partnership, regarding 5725 East Jurupa Street (incorporated by reference to exhibit number 10.16 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.17	Lease Agreement and Addendum, dated June 11, 1998, between the Registrant and Delores McNabb, regarding Suite 3 on the first floor of the north building, Suite 9 on the first floor of the south building at 904 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.17 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.18	Addendum to Lease Agreement, dated September 14, 1998, between the Registrant and Delores McNabb, regarding Suites 3, 4 and 5 on the second floor of the north building at 904 Manhattan Avenue, Manhattan Beach California (incorporated by reference to exhibit number 10.18 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.18(a)	Addendum to Lease Agreement, dated April 15, 2000, between the Registrant and Delores McNabb, regarding Suites 7, 8 and 9 on the second floor of the south building at 904 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.18(a) of the Registrant’s Form 10-K for the year ending December 31, 2001).
10.19	Standard Offer, Agreement and Escrow Instructions, Addendum and Additional Provisions, dated October 12, 2000, between the Registrant and/or its assignees and Champagne Building Group L.P., for the purchase of property located at 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.19 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.20	Lease Agreement, dated November 15, 1999, between the Registrant and Champagne Building Group L.P., regarding 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit 10.20 of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.21	Lease Agreement, dated November 18, 1999, between the Registrant and Pacifica California/ Apollo, LLC, regarding Suites 125, 300, and 330 at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit 10.21 of the Registrant’s Form 10-K for the year ending December 31, 1999) (incorporated by reference to exhibit number 10.21 of the Registrant’s Form 10-K for the year ending December 31, 2000).

Exhibit
Number	Description of Exhibit

10.22	Purchase and Sale Agreement with Escrow Instructions, dated November 13, 2000, between the Registrant and Pacifica California/ Apollo, LLC, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.22 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.22(a)	First Amendment to Purchase and Sale Agreement, dated November 29, 2000, between the Registrant and Pacifica California/ Apollo, LLC, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.22(a) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.23	Promissory Note, dated December 27, 2000, between the Registrant and Washington Mutual Bank, FA, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.23 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.24	Assignment and Assumption Agreement, dated December 27, 2000, between the Registrant and Pacifica California/ Apollo, LLC, regarding 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.24 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.25	Loan Agreement, dated December 21, 2000, between Yale Investments, LLC, and MONY Life Insurance Company, for the purchase of property located at 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.25 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.26	Promissory Note, dated December 21, 2000, between Yale Investments, LLC, and MONY Life Insurance Company, for the purchase of property located at 1670 Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.26 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.27	Lease Agreement, dated April 28, 2000, between the Registrant and Manhattan Corners, LLC, regarding 1100 Highland Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.27 of the Registrant’s Form 10-K for the year ending December 31, 2001).
10.28	Lease Agreement, dated April 28, 2000, between the Registrant and ProLogis California I LLC, regarding 4100 East Mission Boulevard, Ontario, California (incorporated by reference to exhibit number 10.28 of the Registrant’s Form 10-K for the year ending December 31, 2001).
12	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of KPMG LLP.
23.2	Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1).
24	Power of Attorney (included on signature page).
25	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939.

Item 17.     Undertakings

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(c) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraph (a) and (b) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manhattan Beach, State of California, on the 3rd day of May, 2002.

SKECHERS U.S.A., INC.

BY	/s/ ROBERT GREENBERG

ROBERT GREENBERG
Chairman of the Board
and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Greenberg, Michael Greenberg and David Weinberg and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT GREENBERG Robert Greenberg	Executive Officer (Principal Executive Officer)	May 3, 2002

/s/ MICHAEL GREENBERG Michael Greenberg	President and Director	May 3, 2002

/s/ DAVID WEINBERG David Weinberg	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 3, 2002

/s/ JEFFREY GREENBERG Jeffrey Greenberg	Director	May 3, 2002

Richard Siskind	Director

J. Geyer Kosinski	Director

/s/ THOMAS J. POLETTI Thomas J. Poletti	Director	May 3, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

2.1	Agreement of Reorganization and Plan of Merger (incorporated by reference to exhibit number 3.2(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
3.1	Certificate of Incorporation (incorporated by reference to exhibit number 3.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
3.2	Bylaws (incorporated by reference to exhibit number 3.2 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
3.2(a)	Amendment to Bylaws (incorporated by reference to exhibit number 3.2(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
4.1	Form of Specimen Class A Common Stock Certificate (incorporated by reference to exhibit number 4.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on May 12, 1999).
4.2	Purchase Agreement, dated April 14, 2002, between the Registrant and CIBC World Markets Corp., relating to the 4.50% Convertible Subordinated Notes.
4.3	Indenture, dated April 9, 2002, between the Registrant and Wells Fargo Bank, National Association, as Trustee, relating to the 4.50% Convertible Subordinated Notes.
4.4	Form of Specimen Restricted Global Security.
4.5	Registration Rights Agreement, dated April 9, 2002, between the Registrant and CIBC World Markets Corp., relating to the 4.5% Convertible Subordinated Notes.
5.1	Opinion of Kirkpatrick & Lockhart LLP.
10.1	Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit number 10.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.1(a)	Amendment No. 1 to Amended and Restated 1998 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit number 4.4 of the Registrant’s Registration Statement on Form S-8 (File No. 333-71114), filed with the Securities and Exchange Commission on October 5, 2001).
10.2	Amended and Restated 1998 Employee Stock Purchase Plan (incorporated by reference to exhibit number 10.1 of the Registrant’s Form 10-Q for the three months ending June 30, 2000).
10.3	Employment Agreement dated June 14, 1999, between the Registrant and Robert Greenberg (incorporated by reference to exhibit number 10.3 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.3(a)	Amendment No. 1 to Employment Agreement between the Registrant and Robert Greenberg dated December 31, 1999 (incorporated by reference to exhibit number 10.3(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.4	Employment Agreement dated June 14, 1999, between the Registrant and Michael Greenberg (incorporated by reference to exhibit number 10.4 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.4(a)	Amendment to Employment Agreement between the Registrant and Michael Greenberg dated December 31, 2000 (incorporated by reference to exhibit number 10.4(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.5	Employment Agreement dated June 14, 1999, between the Registrant and David Weinberg (incorporated by reference to exhibit number 10.5 of the Registrant’s Form 10-Q for the period ending June 30, 1999).

Exhibit
Number	Description of Exhibit

10.5(a)	Amendment No. 1 to Employment Agreement between the Registrant and David Weinberg dated December 31, 2000 (incorporated by reference to exhibit number 10.5(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.6	Indemnification Agreement dated June 7, 1999 between the Registrant and its directors and executive officers (incorporated by reference to exhibit number 10.6 of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.6(a)	List of Registrant’s directors and executive officers who entered into Indemnification Agreement referenced in Exhibit 10.6 with the Registrant (incorporated by reference to exhibit number 10.6(a) of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.7	Registration Rights Agreement dated June 9, 1999, between the Registrant, the Greenberg Family Trust, and Michael Greenberg (incorporated by reference to exhibit number 10.7 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.8	Tax Indemnification Agreement dated June 8, 1999, between the Registrant and certain shareholders (incorporated by reference to exhibit number 10.8 of the Registrant’s Form 10-Q for the period ending June 30, 1999).
10.9	Lease Agreement, dated July 1, 1999, between the Registrant and Richard and Donna Piazza, regarding 1108-B Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.22 of the registrant’s Form 10-K for the year ending December 31, 1999).
10.10	Amended and Restated Loan and Security Agreement between the Registrant and Heller Financial, Inc., dated September 4, 1998 (incorporated by reference to exhibit number 10.10 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(a)	Term Loan A Note, dated September 4, 1998, between the Registrant and Heller Financial, Inc. (incorporated by reference to exhibit number 10.10(a) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(b)	Revolving Note dated September 4, 1998, between the Registrant and Heller Financial, Inc. (incorporated by reference to exhibit number 10.10(b) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(c)	First Amendment to Amended and Restated Loan and Security Agreement, dated September 11, 1998 (incorporated by reference to exhibit number 10.10(c) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(d)	Second Amendment to Amended and Restated Loan and Security Agreement, dated December 23, 1998 (incorporated by reference to exhibit number 10.10(d) of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.10(e)	Third Amendment to Amended and Restated Loan and Security Agreement dated February 1, 2000 (incorporated by reference to exhibit number 10.10(e) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.10(f)	Forth Amendment to Amended and Restated Loan and Security Agreement dated June 1, 2000 (incorporated by reference to exhibit number 1010(f) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.10(g)	Fifth Amendment to Amended and Restated Loan and Security Agreement dated July 11, 2001 (incorporated by reference to exhibit number 10.10(g) of the Registrant’s Form 10-Q for the three months ended September 30, 2001).
10.11	Lease Agreement, dated April 15, 1998, between the Registrant and Holt/ Hawthorn and Victory Partners, regarding 228 Manhattan Beach Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.11 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).

Exhibit
Number	Description of Exhibit

10.12	Commercial Lease Agreement, dated February 19, 1997, between the Registrant and Richard and Donna Piazza, regarding 1110 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.12 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.13	Lease Agreement, dated June 12, 1998, between the Registrant and Richard and Donna Piazza, regarding 1112 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.13 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.14	Lease Agreement, dated November 21, 1997, between the Registrant and The Prudential Insurance Company of America, regarding 1661 So. Vintage Avenue, Ontario, California (incorporated by reference to exhibit number 10.14 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.15	Lease Agreements, dated November 21, 1997, between the Registrant and The Prudential Insurance Company of America, regarding 1777 So. Vintage Avenue, Ontario, California (incorporated by reference to exhibit number 10.15 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.16	Commercial Lease Agreement, dated April 10, 1998, between the Registrant and Proficiency Ontario Partnership, regarding 5725 East Jurupa Street (incorporated by reference to exhibit number 10.16 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on July 29, 1998).
10.17	Lease Agreement and Addendum, dated June 11, 1998, between the Registrant and Delores McNabb, regarding Suite 3 on the first floor of the north building, Suite 9 on the first floor of the south building at 904 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.17 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.18	Addendum to Lease Agreement, dated September 14, 1998, between the Registrant and Delores McNabb, regarding Suites 3, 4 and 5 on the second floor of the north building at 904 Manhattan Avenue, Manhattan Beach California (incorporated by reference to exhibit number 10.18 of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-60065), filed with the Securities and Exchange Commission on April 9, 1999).
10.18(a)	Addendum to Lease Agreement, dated April 15, 2000, between the Registrant and Delores McNabb, regarding Suites 7, 8 and 9 on the second floor of the south building at 904 Manhattan Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.18(a) of the Registrant’s Form 10-K for the year ending December 31, 2001).
10.19	Standard Offer, Agreement and Escrow Instructions, Addendum and Additional Provisions, dated October 12, 2000, between the Registrant and/or its assignees and Champagne Building Group L.P., for the purchase of property located at 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.19 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.20	Lease Agreement, dated November 15, 1999, between the Registrant and Champagne Building Group L.P., regarding 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit 10.20 of the Registrant’s Form 10-K for the year ending December 31, 1999).
10.21	Lease Agreement, dated November 18, 1999, between the Registrant and Pacifica California/ Apollo, LLC, regarding Suites 125, 300, and 330 at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit 10.21 of the Registrant’s Form 10-K for the year ending December 31, 1999) (incorporated by reference to exhibit number 10.21 of the Registrant’s Form 10-K for the year ending December 31, 2000).

Exhibit
Number	Description of Exhibit

10.22	Purchase and Sale Agreement with Escrow Instructions, dated November 13, 2000, between the Registrant and Pacifica California/ Apollo, LLC, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.22 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.22(a)	First Amendment to Purchase and Sale Agreement, dated November 29, 2000, between the Registrant and Pacifica California/ Apollo, LLC, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.22(a) of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.23	Promissory Note, dated December 27, 2000, between the Registrant and Washington Mutual Bank, FA, for the purchase of property located at 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.23 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.24	Assignment and Assumption Agreement, dated December 27, 2000, between the Registrant and Pacifica California/ Apollo, LLC, regarding 225 South Sepulveda Boulevard, Manhattan Beach, California (incorporated by reference to exhibit number 10.24 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.25	Loan Agreement, dated December 21, 2000, between Yale Investments, LLC, and MONY Life Insurance Company, for the purchase of property located at 1670 South Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.25 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.26	Promissory Note, dated December 21, 2000, between Yale Investments, LLC, and MONY Life Insurance Company, for the purchase of property located at 1670 Champagne Avenue, Ontario, California (incorporated by reference to exhibit number 10.26 of the Registrant’s Form 10-K for the year ending December 31, 2000).
10.27	Lease Agreement, dated April 28, 2000, between the Registrant and Manhattan Corners, LLC, regarding 1100 Highland Avenue, Manhattan Beach, California (incorporated by reference to exhibit number 10.27 of the Registrant’s Form 10-K for the year ending December 31, 2001).
10.28	Lease Agreement, dated April 28, 2000, between the Registrant and ProLogis California I LLC, regarding 4100 East Mission Boulevard, Ontario, California (incorporated by reference to exhibit number 10.28 of the Registrant’s Form 10-K for the year ending December 31, 2001).
12	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of KPMG LLP.
23.2	Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1).
24	Power of Attorney (included on signature page).
25	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939.